



Paris, 2005-05-18

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-2
Attention of Mr. Paul Dudek
450 Fifth Street, N.W.
Washington, D.C. 20549

Tour Maine Montparnasse
33 avenue du Maine
75755 Paris Cedex 15 France
Tél : 33 (0) 1 45 38 86 00
Fax : 33 (0) 1 45 38 71 34

ACCOR,
société anonyme
à Directoire
et Conseil
de Surveillance
au capital de
594 973 815 Euros
Siège Social
2 rue de la Mare Neuve
91021 Evry Cedex
602 036 444 R.C.S Evry
N° Intra
Communautaire
FR 93 602 036 444

ACCOR, File N° 82-4672
Submission of Information to Maintain Exemption Under Rule 12g3 - 2 (b) Under the Securities Exchange Act of 1934

Dear Sirs,

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3 - 2 (b), we hereby furnish the enclosed information required by Rule 12g3 - 2 (b).

The enclosed information regards :

- 2004 Full Year Result
- 2004 Financial Statements
- Q1 sales 2005
- Invitation to Shareholder's meeting
- Accor's acquisition of 28,9% stake in Club Med closing

Accor's exemption number is File N° 82-4672.

If you have any questions or comments please call the undersigned at +33-1 45 38 86 26.

Please acknowledge the receipt of this letter by stamping and returning the enclosed duplicate of this letter in the enclosed self-addressed stamped envelope.

Very truly yours,

File N°82-4672





ACCOR ADR PROGRAM

List of information
furnished pursuant to Rule 12g3 - 2 (b) under the Securities and Exchange Act of 1934

Definitions

BALO : « Bulletin des Annonces Légales Obligatoires » - French Legal Publication for listed companies

« La semaine de l'Ile de France » : French Legal Publication published in the headquarter's region of the company

COB : « Commission des Opérations de Bourse » - French Stock Exchange Commission

Decree 67-236 or Decree of March 23, 1967

nancial Statements				
4/2/96	1995 Consolidated Revenues	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.1.
4/4/96	1995 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.2.
5/5/96	1996 First Quarter Consolidated Revenues	BALO	Decree 67-236 of March 23, 1967, article 297	I.3.
/6/96	1995 Annual Report	filed, on April 25, 1996, under COB reference number R.96-088	Decree 67-236 of March 23, 1967, article 295	I.4.
/8/96	1996 First Half Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.5.
/10/96	1996 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.6.
5/11/96	1996 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.7.
9/2/97	1996 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.8.
3/4/97	1996 Results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.9.
2/5/97	1997 First Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.10.
/6/97	1996 Annual Report	filed, on April 30, 1997, under COB reference number R.97-126	Decree 67-236 of March 23, 1967, article 295	I.11.
/8/97	1997 First Half Consolidated Revenues	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.12.
/10/97	1997 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.13.
2/11/97	1997 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.14.
2/2/98	1997 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.15.

cial Statements				
8	1997 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.16.
98	1998 First quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.17.
8	1997 Annual Report	filed, on May 20, 1998, under COB reference number R.98-204	Decree 67-236 of March 23, 1967, article 295	I.18.
98	1998 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.19.
98	1998 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297-1	I.20.
99	1998 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.21.
99	1998 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.22.
9	1999 first quarter consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.23.
9	1999 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.24.
99	1999 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.25.
99	1999 first nine months consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.26.
0	1999 consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.27.
0	1999 result forecasts upgraded	Press release	Decree 67-236 of March 23, 1967, article 297	I.28.
00	1999 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.29.
/00	2000 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.30.
/00	2000 first half consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.31.

ancial Statements				
/09/00	2000 first half results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.32.
/10/00	2000 First nine months consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.33.
/01/01	2000 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.34.
/03/01	2000 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.35
/05/01	2001 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.36
/08/01	2001 Half Year consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.37
/09/01	2001 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.38
/11/01	Consolidated Sales for the First Nine Months of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.39
/01/02	Consolidated Sales for the Full Year of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.40
/03/02	2001 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.41
/05/02	Consolidated Sales for the first three months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.42
/07/02	Consolidated Sales for the Half Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.43
/09/02	2002 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.44
/11/02	Consolidated Sales for the First Nine Months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.45
/02/03	Consolidated Sales for the Full Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.46
/03/03	2002 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.47

5/03	Consolidated Sales for the first three months of 2003	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.48
7/03	H1 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.49
9/03	2003 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.50
1/03	9M 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.51
1/04	Consolidated Sales for the Full Year of 2003	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.52
4/04	2003 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.53
4/04	Q1 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.54
7/04	H1 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.55
9/04	2003 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.56
0/04	9M 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.57
1/04	FY 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.58
5/05	2004 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.59
5/05	Q1 2005 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.60

Invitations to Shareholders' Meetings				
26/4/96	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1996	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.1.
22/11/96	Invitation to General Extraordinary Shareholders' Meeting of January 7, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.2.
25/4/97	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.3.
12/5/98	Invitation to General Ordinary and Extraordinary Shareholders' Meetings of June 9, 1998	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.4.
10/5/99	Invitation to Ordinary General Meeting of Shareholders of May 27, 1999	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.5.
5/11/99	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.6.
15/05/00	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.7.
30/04/01	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.8.
15/04/02	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.9.
15/05/03	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.10.
29/03/04	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.11.
18/05/05	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.12

Changes in Share Capital			
4/6/96	Increase in share capital by FF 343,685,400 through the creation of 3,436,854 new shares with FF 100 per value each to be distributed to IBL shareholders for the payment	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287

	of their transfers		
2/7/96	Increase in share capital by FF 72,327,400 through the creation of 723,274 new shares with FF 100 per value each for the payment of the 1995 stock dividend	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
1/12/96	Increase in share capital by FF 4,120,500 through the creation of 41,205 new shares with FF 100 per value each (bonds converted and stock options exercised)	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
/6/97	Increase in share capital by FF 234,776,100 through the creation of 2,347,761 shares with FF 100 per value each to be distributed to Sphere International shareholders following the share exchange parity of the merger/acquisition by Accor	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
5/12/99	Increase in share capital by € 8,271,045 through the issuance of 551,403 shares with € 15 par value each to be distributed to Participations SA and SEIH shareholders following the share exchange parity of the merger and transfer of the hotel assets	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287
5/12/99	Five-for-one split of the Accor share, from € 15 to € 3 ; total share capital of € 551,487,225 represented by 183,829,075 shares of € 3 par value	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287

ncial Operations				
/96	Accor's Exchange Offer on IBL shares	Filed under COB reference number E.96-090 Press Release	COB Rule 91-02, article 15-1	IV.1.
/96	Success of Accor's Exchange Offer on IBL shares	Press Release	COB Rule 91-02, article 15-1	IV.2.
/97	Merger/Acquisition of Economy and Budget Hotel activities within Accor	Filed under COB reference number E.97-111 Press Release	COB Rule 91-02, article 15-1	IV.3.
/97	Buy out offer for shares of AAPC	Press Release	COB Rule 90-02, article 4	IV.4.
/98	Successful Offer for AAPC	Press Release	COB Rule 90-02, article 4	IV.5.
/99	Red Roof Inns Inc. to be acquired by Accor	Press Release	COB Rule 98-07	IV.6.
/99	Accor holds over 99% of shares of Red Roof Inns, Inc. upon the completion of the tender offer	Press Release	COB Rule 98-07	IV.7.
7/01	Issuing of a € 800,000,000 5.75% Notes due July 5, 2006	Offering Circular	Filed under Clearstream Luxembourg number 013144036 and Euroclear France number 48640	IV.8.
1/02	Takeover Bid for Compagnie Européenne de Casinos	Filed under COB reference n°02-013 dated January 8, 2002 Press Release	COB	IV.9.
1/04	Partnership between the Barrière Desseigne family, Accor and Colony/Colyzeo	Press Release		IV.10.
6/04	Accor acquires 28.9% stake in Club Méditerranée	Press Release		IV.11.
5/05	Accor's Acquisition of a 28.9% Stake in Club Méditerranée closing	Press Release		IV.12

Other			
15/05/00	Letter to Shareholders		V.22.
30/05/00	1999 Annual Report		V.23.
15/10/00	Letter to Shareholders		V.24.
15/04/01	Letter to Shareholders		V.25.
01/06/01	2000 annual report		V.26.
01/06/02	2001 annual report		V.27
21/05/03	2002 financial statements		V.28
15/05/04	2003 financial stalements		V.29
18/05/05	2004 financial stalements		V.30

File N 82-4672


ACCOR

Press Release

Accor : a New Dynamic

- **2004 Profit Before Tax Up 13.2%**
- **Colony Capital Invests EUR 1 Billion in Accor**
- **New Real Estate Management Strategy**
- **Faster Expansion**

Paris, March 9, 2005._ Accor's profit before tax returned to growth in 2004, gaining 13.2% for the year. Early 2005 has seen two events of major importance for the Group—the investment of EUR 1 billion by Colony Capital and the implementation of a new real estate management strategy—that will strengthen Accor's finances and provide new resources to drive growth.

2004 profit before tax up 13.2%

(in EUR millions)	2003	2004	Reported change
Revenues	**6,828**	**7,123**	**+4.3%**
EBITDAR EBITDAR margin	**1,769** 25.9%	**1,859** 26.1%	**+5.3%**
Profit before tax	**523**	**592**	**+13.2%**

While business conditions varied in its leading markets, Accor returned to growth in 2004, meeting its announced targets and continuing to improve its balance sheet.

Consolidated revenues rose by 4.3% or EUR 295 million to EUR 7,123 million. On a like-for-like basis (excluding the impact of changes in scope of consolidation and exchange rates), revenues were up 4.6% for the year and 5.1% in the fourth quarter alone, reflecting firm demand across the Group's operations.



Reported growth in revenues may be analyzed as follows:

• Revenues (like-for-like):	+ 4.6%
• Expansion:	+ 3.0%
• Currency effect: (EUR 139 million, essentially due to the dollar's decline against the euro)	- 2.0%
• Disposals:	- 1.2%
	+ 4.3%

The second quarter benefited from a favorable basis of comparison. After a lackluster summer in the Hotel business, in France and in the US economy segment, the fourth quarter showed an upturn, particularly in upscale and midscale hotels and the US economy segment, which is beginning to leverage the economic recovery.

Like-for-like quarter-on-quarter growth in 2004 revenues, which ended the year up 4.6%


+4.3%
+6.1%
+2.9%
+5.1%
Q1
Q2
Q3
Q4

Consolidated **earnings before interest, taxes depreciation, amortization and rental expense (EBITDAR)** rose by 5.3%, or EUR 90 million, to EUR 1,859 million. Growth may be analyzed as follows:

	(in EUR millions)
- Revenues (like-for-like):	107
- Expansion:	44
- Currency effect:	(46)
- Disposals:	(15)

In *upscale and midscale hotels*, EBITDAR margin improved by 0.5 points like-for-like to 24.4%. However, the recovery still varied by market:

- EBITDAR increased in 35% of country markets, with margins improving by an average 3.3 points.
- Growth was still weak in 65% of country markets, with margins declining by an average 1.1 point.

In *economy hotels outside the US*, EBITDAR margin held firm at a high 36.1% despite an increase in salary costs in most European countries.

In the *US economy segment*, EBITDAR margin contracted by 1.2 points to 36% under the adverse impact of around USD 13 million in non-recurring costs related to industrial accident risks in California. Excluding these costs, the margin would have been 37.1%, unchanged from 2003.

In the *Services* business, EBITDAR margin widened to 41.1% from 40.1% the year before. Margin improved by 4.9 points in Latin America and by 0.5 points in Europe.



Profit before tax rose by 13.2% to EUR 592 million, at the upper end of the EUR 570-590 million range forecast when interim results were released last September. The improvement marks a return to growth after two straight years of decline.

Net income, Group share ended the year down 11.5%, at EUR 239 million, due to the recognition of a non-recurring EUR 58 million impairment loss on Compass shares.

As a result, **earnings per share** amounted to EUR 1.20 versus EUR 1.36 in 2003, based on the weighted average 199,125,799 shares outstanding in 2004.

Cash flows

Funds from operations increased 7% to EUR 906 million.

Capital expenditure for renovation and maintenance rose by nearly 15% to EUR 326 million during the year, and represented 4.5% of revenues, versus 4.2% in 2003. **Free cash flow** amounted to EUR 580 million.

Capital expenditure for expansion totalled EUR 738 million, versus EUR 586 million in 2003, and included EUR 308 million for the acquisition of a 28.9% stake in Club Méditerranée (EUR 295 million paid in shares; the EUR 308 million includes a EUR 56 million earn-out payment, of which EUR 17 million will be payable in shares). Excluding the Club Méditerranée acquisition, expansion capex amounted to EUR 430 million for the year.

Asset disposals generated proceeds of EUR 456 million versus EUR 461 million in 2003.

Net debt continued to decline, with a further EUR 370 million reduction to EUR 2,092 million at December 31, 2004. Excluding the currency effect, debt was reduced by EUR 344 million in 2004, after EUR 167 million in 2003 and EUR 107 million in 2002.

Financial ratios

With shareholders' equity including minority interests of EUR 3,833 million and net debt of EUR 2,092 million at December 31, 2004, the **gearing** ratio amounted to 55% versus 67% a year earlier.

EBITDAR interest cover remained stable at 5.6 times.

At year-end, the **adjusted funds from operations/adjusted net debt ratio** had improved by 1.1 point, to 16.8% from 15.7% at December 31, 2003.

Return on capital employed (ROCE) rose to 10% from 9.2% in 2003.

With an after-tax ROCE of 8.3%, a weighted average cost of capital of 6.4% and capital employed of EUR 11.5 billion, the **economic value added (EVA®) created by Accor** totaled EUR 219 million, versus EUR 208 million in 2003.



Strategic advances in 2004

A number of strategic advances helped to broaden the Accor offering during the year:

- Hotel expansion was led by the opening of 188 new hotels, totaling 23,472 rooms.
- Accor Services entered the UK gift vouchers market by acquiring Capital Incentives.
- A 28.9% interest was acquired in Club Méditerranée.
- Groupe Lucien Barrière, a European leader in casinos, was created. Accor owns a 34% stake in the new company and is party to a shareholders' pact.
- Carlson Wagonlit Travel integrated the Protravel network in France and the Maritz network in the US.

Business in the period to end-February 2005

Business in the first two months of the year has been encouraging, with an increase in revenue per available room (RevPAR) in **owned** hotels.

Owned Hotels	*Occupancy rate*		*Average room rate*	*RevPAR*
	%	*Change*	*Change*	*Change*
Upscale and Midscale Europe	52.8%	-0.9 pts	+2.7%	+1.1%
Economy Europe	62.9%	0.0 pts	+4.0%	+4.0%
Economy US	59.1%	+1.7 pts	+2.7%	+5.7%

Services revenues were up by 10.6% for the period.



Colony Capital invests EUR 1 billion in Accor

Colony Capital, an international private real estate investment fund, has been Accor's partner since 1998 in the hotel and gaming businesses. As an international and strategic investor for Accor, Colony Capital makes a major investment that enables Accor to strengthen its equity capital, drive faster expansion and leverage Colony Capital's world-class expertise in hotel development. For all these reason, Colony Capital's investment represents a catalyst to improve the performance of Accor's stock.

Colony Capital will have representatives on the Supervisory Board and the Commitments Committee.

The investment, made by Colony VI and Colyzéo, will be structured as follows:

- A EUR 500 million issue of three-year ORA equity notes paying interest at 4.5% a year and redeemable for Accor shares at EUR 39 per share, a premium of 10.5% on the average share price over the past trading month.
- A EUR 500 million issue of five-year convertible bonds with a three-year put option, paying interest at 3.25% a year and convertible/exchangeable for Accor shares at EUR 43 per share, a premium of 22% on the average share price over the past trading month.

The Supervisory Board has unanimously approved the transaction, which will be submitted to shareholder approval at the Annual Meeting on May 3.

New real estate management strategy

To improve its financial flexibility, Accor has undertaken an innovative real estate management strategy designed to meet two main objectives:

- Reduce capital intensity in upscale hotels.
- Variablize holding costs in the midscale segment.

In the upscale segment (Sofitel), Accor wants to sell the hotel properties while retaining the management contract, sometimes with a minority stake, in order to reduce earnings volatility in a segment that is more sensitive to business cycles. The objective is for 75% of all Sofitel units to be under management contract in 2006, versus 62% in 2004 and 52% in 2000.

In midscale hotels, fixed leases are going to be transformed into variable leases based on a percentage of revenues with no minimum guaranteed. One of the objectives is to variablize a proportion of the hotels' fixed costs. In line with this strategy, an initial transaction, concerning 128 hotels in France worth an aggregate EUR 1 billion, has been signed with **Foncière des Murs**, a consortium of investors comprising Foncière des Régions, Generali, Assurances du Crédit Mutuel and Predica (a member of the Crédit Agricole Group). By 2006, 15% of Novotel and Mercure hotels should be under variable leases contracts, versus 1% in 2004.



This program should unlock additional financial resources of around EUR 400 million over the next 18 months, of which EUR 140 million from the transaction signed with Foncière des Murs.

In this way, Accor can focus on its core business and support its faster growth strategy.

Faster expansion

With its more substantial financial resources, Accor is going to step up the pace of growth and enjoy greater financial flexibility. The initial three-year (2005-2007) expansion capex budget has been increased by 39%, to EUR 1.7 billion from EUR 1.2 billion, with the goal of meeting two main objectives:

- In the Hotel business, to strengthen the Group's forefront positions in European markets and gain new market share more quickly in high potential regions, like China, India, Russia, the Middle East and Latin America, which will provide new growth drivers over the medium term. The hotel base is expected to increase by 20% to 550,000 rooms in 2008.
- In the Services business, to capitalize on Ticket Restaurant®'s worldwide market leadership to become a major player in corporate human resources management services. Capital expenditure will be doubled to EUR 300 million over the 2005-2007 period.

How the funds will be used

EUR 500 million **ORA equity notes** Will immediately strengthen the capital base	**EUR 500 million** **Driving faster expansion** (5 years in 3)
EUR 400 million **Asset management strategy**	**EUR 400 million** **Enhancing financial flexibility** - Product repositioning - Acquisitions - Shareholder policy
EUR 500 million **Convertible bonds** Will increase the capital base in the future	**EUR 500 million** **Refinancing debt**



Recommended 2004 dividend

With the new growth dynamic and encouraging signs of an upturn in business, shareholders at the Annual Meeting on May 3 will be asked to approve the payment of:

- An ordinary dividend of EUR 1.05 (unchanged compared to 2003).
- An exceptional dividend of EUR 0.25

This amounts to a total dividend of **EUR 1.30 per share**, which, if approved, will be paid on May 17, 2005.

Supervisory Board Meeting of March 8, 2005

At the Annual Meeting on May 3, shareholders will be asked to elect Thomas J. Barrack and Sébastien Bazin to the Supervisory Board as representatives of Colony Capital, and a second representative of Caisse des Dépôts et Consignations. Mr. Bazin will serve as Chairman of the Commitments Committee, with one of the Caisse des Dépôts et Consignations representatives serving as Vice Chairman.

On a motion by Jean-Marc Espalioux, Chairman of the Management Board, the Supervisory Board has appointed Jacques Stern, Chief Financial Officer, to the Management Board.

****

Transition to IFRS

Accor has been proactively managing the transition to IFRS since 2002. Adoption of these new standards will have no impact on either the Group's economic value or its cash position.

The main effects are as follows:

- *IAS 17 Leases*

<u>Straight-line recognition of lease payments under operating leases, excluding escalation clause adjustments</u>
In the French GAAP accounts, lease payments under operating leases are recognized as an expense on a straight-line basis over the lease term, with the straight-line amount adjusted for the effect of escalation clauses generally based on the construction cost index or inflation. The practice of adjusting lease payments to include the effect of escalation clauses does not comply with IAS 17 and has therefore been abandoned in the IFRS accounts so that recognized lease payments represent a constant amount over the entire lease term. The effects of this change of method are a EUR 262 million reduction in equity and a EUR 49 million reduction in profit before tax.



Finance leases

IAS 17 sets out detailed criteria to be applied to determine whether a leasing arrangement constitutes a finance lease or an operating lease. When the contract qualifies as a finance lease, the asset is recognized in the balance sheet together with the related liability.

All outstanding leases have been reviewed based on the detailed criteria set out in IAS 17, leading to the reclassification of 34 contracts as finance leases. The effect on the opening IFRS balance sheet is a EUR 213 million increase in net debt and a EUR 31 million decrease in equity. The effect on profit—due to the recognition finance charges and the cost of depreciating the assets—is a negative EUR 7 million.

- *IAS 16 Components approach to depreciating property, plant and equipment*

According to IAS 16, each item of property, plant and equipment must be broken down into components, with the individual components depreciated separately over their respective useful lives. The effect of applying IAS 16 is a EUR 138 million reduction in equity, representing less than 2% of the total cost of property, plant and equipment in the balance sheet. The effect on profit before tax, arising from higher depreciation charges, is a decrease of EUR 17 million.

- *IFRS 3 Business Combinations - Goodwill*

Under IFRS 3, goodwill is not amortized but is subject to annual impairment tests as provided for in IAS 36. The effect of this change of method on net income is an increase of EUR 77 million.

- *IAS 38 Intangible Assets – Start-up costs*

In the IFRS accounts, start-up costs are recognized in expenses for the period in which they are incurred, whereas in the French GAAP accounts they are capitalized and amortized over 3 to 5 years. The effect of this change of method is a EUR 30 million reduction in equity.

- *IAS 36 Impairment of Assets*

In connection with the adoption of IAS 36, Accor has elected to apply the cost model to measure property, plant and equipment, not the revaluation model, and has also changed the definition of cash generating units. The effect on equity, mainly concerning Economy hotels, is a decrease of EUR 120 million. The effect on profit before tax is an increase of EUR 20 million.

- *IAS 32/39 Financial Instruments*

These standards require separate recognition of the debt and equity components of OCEANE convertible/exchangeable bonds.

The effects of the change of method are a EUR 103 million increase in equity in the opening IFRS balance sheet, offset by a EUR 103 million decrease in debt, and a EUR 31 million increase in finance charges recognized in the IFRS income statement.



Derivative instruments are now recognized in the balance sheet and measured at market value. The effects of the change of method are a EUR 20 million decrease in equity, offset by a EUR 20 million increase in debt.

The overall impact of the transition to IFRS is as follows:

- Impact on the opening IFRS balance sheet:
  EUR 651 million reduction in equity
  EUR 173 million increase in net debt
- Impact on 2004 IFRS results:
  EUR 79 million reduction in profit before tax
  EUR 6 million reduction in net income.

*****

With 168,000 people in 140 countries, **Accor** is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **hotels**: nearly 4,000 hotels (463,427 rooms) in 90 countries, casinos, travel agencies, and restaurants;
- **services** to corporate clients and public institutions: 14 million people in 34 countries use a broad range of services (food vouchers, people care and services, incentive, loyalty programs, events) engineered and managed by Accor.

Contacts

Eliane Rouyer
Director
Investor Relations
+33 (0) 1 45 38 86 26

Further information on Accor is available on Internet at accor.com

PUBLICATIONS PÉRIODIQUES

(COMPTES ANNUELS, SITUATIONS TRIMESTRIELLES, TABLEAUX D'ACTIVITÉ ET DE RÉSULTATS, CHIFFRES D'AFFAIRES, INVENTAIRES DE PORTEFEUILLES)

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES

SNC 50 MONTAIGNE

Société en nom collectif au capital de 22 500 000 €.
Siège social : 5, boulevard Malesherbes, 75008 Paris.
351 372 297 R.C.S. Paris.

Les comptes annuels au 31 décembre 2004 ont été approuvés sans modification par l'assemblée générale ordinaire du 23 mars 2005 et publiés, revêtus de l'attestation du commissaire aux comptes, dans « Les Affiches Parisiennes » du 6 avril 2005 sous le n° G006448.

85608

ACCOR

Société anonyme à directoire et conseil de surveillance au capital de 620 131 527 €.
Siège social : 2, rue de la Mare-Neuve, 91000 Evry.
602 036 444 R.C.S. Evry.

Documents comptables annuels.

A. — Comptes consolidés.

I. — **Bilan consolidé au 31 décembre 2004.**
(En millions d'euros.)

Actif	Notes	2002	2003	2004
Ecarts d'acquisition	14	1 679	1 719	1 758
Immobilisations incorporelles	15	479	384	364
Immobilisations corporelles	16	4 521	4 133	3 950
Prêts long terme	17	429	450	329
Titres mis en équivalence	18	249	202	420
Autres immobilisations financières	19	487	386	328
Total immobilisations financières		1 165	1 038	1 077
Total actifs immobilisés	20	7 844	7 274	7 149
Stocks		90	64	79
Clients		1 139	1 074	1 272
Autres tiers et comptes de régularisation actif	21	957	946	969
Fonds réservés titres de services		345	340	346
Créances sur cessions d'actifs à court terme	28	20	18	44
Prêts à court terme	28	160	186	60
Titres de placement	28	541	833	1 369
Disponibilités	28	179	221	222

Passif	Notes	2002	2003	2004
Différence de conversion		– 135	– 447	– 560
Résultat de l'exercice		430	270	239
Capitaux propres	22	3 893	3 587	3 755
Intérêts minoritaires	23	91	96	78
Capitaux propres et intérêts minoritaires		3 984	3 683	3 833
Provisions pour risques et charges	24	528	551	553
TSDI reconditionné	25 et 28	151	80	
Obligations convertibles ou échangeables en actions Accor	26 et 28	570	1 186	996
Autres dettes à long terme	28	2 493	1 896	2 224
Endettement en crédit-bail	28	158	182	151
Total dettes financières à long terme	27	3 372	3 344	3 371
Total capitaux permanents		7 884	7 578	7 757
Fournisseurs		655	647	752
Autres tiers et compte de régularisation passif	21	1 101	1 009	1 024
Titres de service à rembourser		1 304	1 346	1 561
Dettes financières à court terme	27 et 28	234	278	356
Banques	28	97	98	60
Total dettes à court terme		3 391	3 378	3 753
Total passif		11 275	10 956	11 510

II. — **Comptes de résultat consolidés.**
(En millions d'euros.)

	Notes	2002	2003	2004
Chiffre d'affaires		7 071	6 774	7 072
Autres produits opérationnels		68	54	51
Chiffre d'affaires opérationnel	3	7 139	6 828	7 123
Charges d'exploitation		– 5 203	– 5 059	– 5 264
Résultat brut d'exploitation	4	1 936	1 769	1 859
Loyers	5	– 726	– 730	– 760
Excédent brut d'exploitation		1 210	1 039	1 099
Amortissements et provisions	6	– 455	– 436	– 437
Résultat opérationnel	7	755	603	662
Résultat financier	8	– 66	– 74	– 80
Quote-part dans le résultat des sociétés mises en équivalence	9	14	– 6	10
Résultat courant avant impôt (RGO)		703	523	592
Résultat sur gestion du [illegible]				

	Notes	2002	2003	2004
Intérêts minoritaires	23	–22	–34	–22
Résultat net part du groupe		430	270	239
Nombre moyen pondéré d'actions en circulation (en milliers)	22	197 573	197 730	199 126
Résultat net par action (en euros)		2,18	1,36	1,20
Résultat net dilué par action (en euros)	22	2,14	1,35	1,16
Dividende par action (en euros)		1,05	1,05	(*) 1,30

(*) Proposé à l'assemblée.

III. — Tableau de financement consolidé.
(En millions d'euros.)

	Notes	2002	2003	2004
Excédent brut d'exploitation		1 210	1 039	1 099
Finance (y compris provisions financières)		–66	–74	–80
Impôt société (y compris provisions pour impôts)		–196	–147	–144
Annulation des provisions pour impôts et financières		9	24	26
Dividendes perçus des sociétés mises en équivalence		4	5	5
Marge brute d'autofinancement d'exploitation courante	29	961	847	906
Investissements sur actifs existants (1)	30	–316	–284	–326
Autofinancement disponible		645	563	580
Investissements de développement et de technologie (2) (*)	31	–802	–586	–738
Produits des cessions d'actifs (3)		660	461	456
Diminution/(Augmentation) du besoin en fonds de roulement		–46	78	77
Gains/(Pertes) non opérationnels		–39	–63	–65
Ressources/(Emplois) de l'activité		418	453	310
Flux de dividendes (4)		–326	–294	–285
Augmentation/(Réduction) de capital (5) (**)		12		308
Différence de conversion (6)		144	173	26
Variations de périmètre sur intérêts minoritaires et provisions (7)		3	8	11
Reclassement des titres Compass en titres immobilisés		–204		
Diminution/(Augmentation) de l'endettement net	28	47	340	370
Endettement net début de période		–2 849	–2 802	–2 462
Endettement net fin de période		–2 802	–2 462	–2 092
Diminution/(Augmentation) de l'endettement net	28	47	340	370
Flux opérationnel		672	862	918
Flux d'investissement (1) + (2) + (3)		–458	–409	–608
Flux financier (4) + (5)		–314	–294	23
Divers (6) + (7)		147	181	37
Diminution/(Augmentation) de l'endettement net (cf. note 28)		47	340	370

(*) Dont 308 millions d'euros pour le Club Méditerranée (cf. note 2.B.3).

(**) Dont 296 millions d'euros pour le Club Méditerranée (cf. note 2.B.3).

IV. — Variations des capitaux propres (avant intérêts minoritaires).
(En millions d'euros.)

	Nombre d'actions	Capital	Primes	Différences de conversion (1)	Réserves et résultats	Capitaux propres
31 décembre 2002	197 729 819	593	1 903	–135	1 532	3 893
Augmentation de capital :						
Par conversion d'ORANE						
Levée d'options	1 000					
Actions d'autocontrôle						
Par apport fusion						
Par souscription des salariés						
Dividende distribué brut de précompte					–264	–264
Différence de conversion				–312		–312
Résultat de l'exercice					270	270
31 décembre 2003	197 730 819	593	1 903	–447	1 538	3 587
Augmentation de capital :						
Par conversion d'ORANE	6 965 325	21	258			279
Levée d'options	94 500		1			1
Actions d'autocontrôle						1
Complément de prix Club Méditerranée (3)	550 000	1	16			17
Par apport fusion						[illegible]
Par souscription des salariés	391 134	2	9			11
Dividende distribué brut de précompte					–266	–266
Différence de conversion				–113		–113
Résultat de l'exercice					239	239
31 décembre 2004 (2)	[illegible]	[illegible]				

...variation de la différence de conversion de – 113 millions d'euros entre le 31 décembre 2003 et le 31 décembre 2004 s'explique principalement par les variations monétaires du dollar américain sur la période. La dépréciation relative du dollar US par rapport à l'euro, appliquée aux actifs nord américains du Groupe, constitués principalement de Motel 6 et de Red Roof Inns, génère sur l'exercice 2004 une différence de conversion négative de 127 millions d'euros.

Pour mémoire, les taux de clôture euro contre dollar utilisés sont :
— 1,0487 en décembre 2002 ;
— 1,2630 en décembre 2003 ;
— 1,3621 en décembre 2004.

V. — Principaux ratios de gestion.

	Note	2002	2003	2004
Gearing	a	70 %	67 %	55 %
Marge brute d'autofinancement d'exploitation courante / dette nette retraitée.	b	16,5 %	15,7 %	16,8 %
Résultat brut d'exploitation / charges financières retraitées	c	5,6	5,6	5,6
Retour sur capitaux employés	d	10,7 %	9,2 %	10,0 %
Création de valeur économique (en millions d'euros).	e	278	208	219

Note (a) : Le Gearing est le rapport de la dette nette sur les capitaux propres (y compris intérêts minoritaires).

Note (b) : Marge brute d'autofinancement/dette nette ou « Funds from Opération » (FFO) / Net debt.

En application des ratios utilisés par les principales agences de notation, le ratio de marge brute d'autofinancement/dette nette est calculé comme suit :

— la marge brute d'autofinancement d'exploitation courante (cf. Tableaux de financement consolidés), est ajustée de 2/3 des loyers de l'exercice ;

— la dette nette est retraitée en tenant compte des opérations d'investissement ou de désinvestissement au *prorata temporis* de leur impact au compte de résultat. Ainsi, par exemple, la trésorerie dégagée par une cession intervenue le 31 décembre de l'année n sera intégralement retraitée dans le poste de dette nette. La dette nette retraitée est, par ailleurs, ajustée de 8 fois les loyers de l'exercice en cours selon les méthodes recommandées par les trois principales agences de notation.

Note (c) : Résultat brut d'exploitation/Charges financières retraitées ou Financial Charge Cover Ratio. Ce ratio est déterminé comme le rapport entre le résultat brut d'exploitation (RBE) et le résultat financier d'intérêts (hors gain de change, provisions financières et dividendes reçus) ajustés de 1/3 des loyers de l'exercice.

Note (d) : Le ratio de retour sur capitaux employés (Return on Capital Employed ou ROCE) est défini ci-après.

Note (e) : Création de la valeur économique ou Economie Value Added (EVA).

La détermination de la création de valeur économique a été établie pour 2002, 2003 et 2004 sur la base des données suivantes :

	2002	2003	2004
Coût des fonds propres (1)	8,74 %	8,15 %	8,53 %
Coût de la dette après impôt.	2,62 %	2,33 %	2,41 %
Pondération fonds propres/dettes :			
Fonds propres	58,13 %	59,93 %	64,69 %
Dettes	41,87 %	40,07 %	35,31 %
Coût moyen pondéré du capital (2)	6,18 %	5,82 %	6,37 %
ROCE après impôt (3)	8,56 %	7,63 %	8,28 %
Capitaux employés (cf. ci-après) (en millions d'euros)	11 846	11 599	11 489
Création de valeur économique (en millions d'euros) (4)	278	208	219

(1) Le beta retenu pour le calcul du coût des fonds propres pour les années 2003 et 2004 est de 1.

A titre d'exemple, au 31 décembre 2004, les données de la formule sont les suivantes :

EBITDA	1 150 M€ (cf. ROCE ci-après)
Amortissements et provisions	– 437 M€
Taux d'impôt normatif	27,9 %
Capitaux employés	11 489 M€ (cf. ROCE ci-après)

(4) La création de valeur économique se détermine comme suit :

(ROCE après impôt – Coût moyen pondéré du capital) x Capitaux employés

L'impact d'une variation de +/– 0,1 du beta pour les années 2003 et 2004 est respectivement de 28 millions d'euros et 36 millions d'euros.

VI. — Retour sur capitaux employés par métier (ROCE).

Le retour sur capitaux employés (ROCE) est l'instrument utilisé par le groupe dans sa gestion interne pour mesurer la performance des différents métiers qu'il contrôle.

C'est aussi un indicateur de la rentabilité des actifs non consolidés ou mis en équivalence.

Il est déterminé sur la base des agrégats suivants établis à partir des comptes consolidés :

— excédent d'exploitation des activités (EBITDA) : pour chaque métier, cet agrégat comprend l'excédent brut d'exploitation et des produits sur immobilisations financières (dividendes et produits financiers des sociétés externes et mises en équivalence) ;

— capitaux employés : pour chaque métier, total des actifs immobilisés calculés à partir de la moyenne de leur valeur brute, sur chaque exercice et du besoin en fonds de roulement.

Le ROCE est calculé comme le rapport de l'excédent d'exploitation des activités (EBITDA) et des capitaux employés moyens, au cours de la période de référence. Ainsi, au 31 décembre 2004, le ROCE s'établit à 10,0 % contre 9,2 % au 31 décembre 2003. Il est précisé qu'en excluant les hôtels en cours de construction (capitaux engagés sans excédent d'exploitation des activités), le ROCE aurait été de 9,4 % et 10,2 % respectivement au 31 décembre 2003 et au 31 décembre 2004.

(En millions d'euros)	2002	2003	2004
Capitaux employés	11 601	11 250	11 636
Retraitements *prorata temporis* des capitaux employés (1)	203	283	– 358
Effet de change sur les capitaux employés (2)	42	66	211
Capitaux employés moyen.	11 846	11 599	11 489
Excédent brut d'exploitation.	1 210	1 039	1 099
Intérêts financiers sur prêts et dividendes externes	40	37	43
Quote-part dans le résultat des mises en équivalence	14	– 6	8
Excédent d'exploitation des activités (EBITDA)	1 264	1 070	1 150
ROCE (EBITDA / capitaux employés)	10,7 %	9,2 %	10,0 %

(1) Dans le cadre du calcul du ROCE, les capitaux employés sont pris en compte au *prorata temporis* du nombre de mois d'excédent d'exploitation des activités dégagées au cours de la période. Ainsi, aucun des capitaux employés ne sera retenu pour une acquisition réalisée le 31 décembre et pour laquelle aucun excédent d'exploitation des activités n'a été pris en compte dans le compte de résultat.

(2) Les capitaux employés de la période sont ramenés au taux de conversion moyen pour être comparable au taux de traduction de l'excédent d'exploitation des activités.

Le retour sur capitaux employés (rapport de ces deux facteurs) s'analyse ainsi :

Métiers	2002	2003	2004
Hôtellerie	10,2 %	8,7 %	8,9 %
Haut et milieu de gamme...			

Métiers	2002	2003	2004
Restauration	11,0 %	11,0 %	11,9 %
Services à bord des trains	8,9 %	9,5 %	8,7 %
Autres activités	2,5 %	2,6 %	5,7 %
Total groupe	10,7 %	9,2 %	10,0 %

(*) 7,1 % et 7,3 % hors hôtels en cours de construction au 31 décembre 2003 et au 31 décembre 2004 respectivement.

(**) 15,8 % et 16,3 % hors hôtels en cours de construction au 31 décembre 2003 et au 31 décembre 2004 respectivement.

VII. — Annexe aux comptes consolidés.

Note 1. – Principes comptables.

Les comptes consolidés sont établis dans le cadre des dispositions légales et réglementaires en vigueur en France, en accord avec la méthodologie sur les comptes consolidés (CRC 99-02).

A compter du 1er janvier 2002, le groupe a appliqué le règlement CRC 2000-06 sur les passifs. Ce changement de méthode n'a eu aucune incidence ni sur les capitaux propres d'ouverture, ni sur le résultat de l'exercice 2002.

Par ailleurs, en raison du caractère international de ses activités, le groupe Accor retient, parmi les options existantes dans la nouvelle réglementation française, celles lui permettant de se rapprocher des pratiques internationales (capitalisation des contrats qualifiés de location-financement, constatation en bilan de l'intégralité des engagements sociaux, comptabilisation en résultat des pertes et gains de change latents).

Les comptes des sociétés consolidées, établis selon les règles comptables en vigueur dans leurs pays respectifs, sont retraités afin d'être en conformité avec les principes comptables du groupe.

A. Méthodes de consolidation. — Les sociétés dans lesquelles Accor exerce directement ou indirectement un contrôle exclusif de droit ou de fait sont consolidées par intégration globale.

Les sociétés exploitées en commun par un nombre limité de partenaires avec lesquels Accor exerce un contrôle conjoint sont consolidées par intégration proportionnelle.

Les titres des sociétés dans lesquelles Accor exerce directement ou indirectement une influence notable sont consolidés par mise en équivalence. Cette influence est présumée lorsque le groupe détient entre 20 % et 50 % des droits de vote.

B. Ecarts d'évaluation et d'acquisition. — A l'occasion de la première consolidation des filiales et participations du groupe, il est procédé, dans un délai n'excédant généralement pas un an, à l'évaluation de l'ensemble des éléments identifiables (actifs et passifs) acquis. Postérieurement à leur affectation, l'ensemble des écarts d'évaluation suit les règles comptables propres a leur nature. L'écart résiduel éventuel est inscrit à l'actif du bilan sous la rubrique « Ecarts d'acquisition ».

Les écarts d'acquisition sont amortis linéairement sur une période fonction de la durée de vie estimée, des conditions de marché et du secteur d'activité auxquels ils se rapportent, n'excédant en aucun cas 40 ans et selon un plan reflétant les hypothèses opérationnelles retenues et les perspectives envisagées ayant prévalu lors de l'acquisition.

Hôtellerie	40 ans
Services à bord des trains	40 ans
Services	40 ans
Agences de voyages	20 ans
Restauration	20 ans
Casinos	20 ans

En cas d'évolution défavorable de ces facteurs, le plan d'amortissement peut être revu ou un amortissement exceptionnel peut être constaté.

C. Conversion des comptes exprimés en devises. — Les postes de bilan exprimés en devises sont convertis en euros au cours de change en vigueur à la date de clôture de l'exercice. Les comptes de résultat exprimés en devises sont convertis au cours moyen annuel. Les différences de conversion en résultant figurent dans les capitaux propres.

Pour la conversion des comptes des filiales situées dans les pays à haute inflation, les actifs et passifs non monétaires sont traduits au cours de change en vigueur le jour de la transaction (cours historique), et les actifs et passifs monétaires sont traduits au cours de clôture.

Les frais d'établissement sont amortis sur une durée maximale [illegible] ans.

Les droits au bail font en général l'objet d'amortissements sur la durée du bail sous-jacent.

A dater du 1er janvier 2002, les fonds de commerce sont intégrés aux écarts d'acquisition et font l'objet d'un amortissement linéaire sur une durée propre à chaque métier, dans les limites maximales décrites en B. Ecarts d'évaluation et d'acquisition. La valeur des immobilisations incorporelles identifiables comptabilisées à l'occasion d'une première consolidation repose notamment sur des travaux d'experts indépendants, fondés sur des critères propres à chaque secteur d'activité, permettant leur suivi ultérieur :

— Les marques identifiables sont valorisées selon une approche multicritères tenant compte à la fois de leur notoriété et de la rentabilité qu'elles génèrent ;

— Les parts de marché dégagées sur les activités de services et de services à bord des trains représentatives d'investissements réalisés pour renforcer une position économique font l'objet d'une évaluation fondée sur des perspectives de chiffres d'affaires et de rentabilité prévisionnels.

— Les marques et parts de marchés ne sont pas amorties. Elles font l'objet d'une appréciation régulière lors de survenance d'événements susceptibles de remettre en cause leur valeur. Lorsque leur juste valeur fondée sur les critères ayant prévalu lors de leur acquisition s'avère inférieure de façon durable à leur valeur nette comptable, une provision pour dépréciation est constituée.

D.2. Immobilisations corporelles : Les immobilisations corporelles sont inscrites au bilan à leur valeur d'acquisition ou à leur coût de revient, y compris les frais financiers intercalaires relatifs aux emprunts nécessaires au financement des constructions. Le groupe n'applique pas de façon anticipée le règlement CRC 2002-10.

Les immobilisations corporelles sont amorties linéairement sur une durée appropriée au métier :

Hôtels Formule 1/Etap/Motel 6/Red Roof/Studio 6	(*) 35 ans
Autres marques hôtelières	(*) 50 ans
Matériel roulant des services à bord des trains	20 ans
Autres constructions	10 à 30 ans
Agencements, mobilier	5 à 10 ans

(*) Compte tenu de la pratique de place et de notre appréciation de la durée d'utilité de nos actifs, cette durée a été ramenée de 40 à 35 ans pour les Formule 1/Etap/Motel 6/Red Roof/Studio 6 et de 60 à 50 ans pour les autres marques hôtelières à compter du 1er janvier 2004.

D.3. Crédit-bail (location-financement), cession-bail et location de longue durée : Le groupe applique la méthode préférentielle prescrite par la réglementation française lui permettant de capitaliser les contrats de crédit-bail et assimilés qualifiés de location-financement. Dans ce cadre, afin de définir la notion de contrat de location de financement, le groupe privilégie systématiquement l'analyse économique du partage des risques et avantages inhérents à la propriété entre le preneur et le bailleur.

Les contrats de location-financement qui ont pour effet de transférer substantiellement les risques et avantages inhérents à la propriété d'un bien au preneur sont retraités, et les actifs ainsi acquis sont immobilisés et amortis selon les règles appliquées par le groupe. La dette correspondante est identifiée sur une ligne séparée du bilan.

Par ailleurs, pour les opérations de cession-bail ayant les caractéristiques d'un contrat de location-financement le résultat de cession est différé et amorti sur la durée du bail, sauf constat de perte de valeur définitive du bien concerné.

Par opposition aux contrats de location-financement, les contrats de location simple sont constatés au compte de résultat sous forme de loyers. Les charges futures de loyers sur les locations opérationnelles sont détaillées en note 5. Par ailleurs, pour les opérations de cession bail ayant les caractéristiques d'une location simple et pour lesquelles la valeur de cession et le niveau des loyers sont fixés à une valeur de marché confirmée le plus souvent par une évaluation d'experts indépendants, le résultat de cession est immédiatement constaté.

D.4. Autres immobilisations financières : Les titres de participation dans les sociétés non consolidées, de même que les titres immobilisés de l'activité de portefeuille (TIAP), sont inscrits à leur coût d'acquisition.

D.5. Valeur d'inventaire des immobilisations : Les immobilisations sont inscrites au bilan à leur coût d'acquisition ou à leur coût de revient. Le cas échéant, une provision pour dépréciation est constatée pour ramener à leur valeur d'utilité les actifs destinés à être conservés et à leur valeur de marché les actifs destinés à être cédés.

— Valeur d'inventaire des immobilisations incorporelles/écarts d'acquisition : A chaque clôture, le groupe apprécie s'il existe un indice quelconque de perte de valeur économique de l'actif incorporel. Pour ce faire, le groupe se fonde sur une série d'indices comme la dégradation du résultat opérationnel ou la perte de parts de marché. Si tel est le cas, la valeur d'utilité

...ire, le groupe apprécie s'il existe un indice quelconque de perte de valeur de l'actif corporel. Pour ce faire, le groupe se fonde sur une série d'indices comme la dégradation du résultat brut d'exploitation ou une évolution négative du marché immobilier. Cette analyse est réalisée unité par unité pour ce qui concerne les actifs hôteliers Haut et milieu de gamme et Economique (Sofitel, Novotel, Mercure, Ibis) et globalement pour l'ensemble des unités hôtelières d'un même pays s'agissant des actifs hôteliers de catégorie très économique.

Si un indice de perte de valeur est ainsi mis en évidence, la valeur d'utilité d'un actif corporel est approchée selon deux méthodes : une méthode fondée sur un multiple de l'excédent brut d'exploitation et une méthode fondée sur les cash-flow actualisés, avec prise en compte d'une valeur terminale, basée sur un taux de croissance à long terme des produits générés par l'actif valorisé. Comme pour les actifs incorporels, les projections sont basées sur une durée maximale de 5 ans et le taux d'actualisation retenu est avant impôt. Pour déterminer une éventuelle dépréciation, le groupe compare la valeur nette comptable de l'actif corporel avec la valorisation la plus élevée parmi les deux méthodes préférentielles retenues par le groupe. Les dépréciations sont constatées dans le poste « Résultat de la gestion du patrimoine hôtelier » (cf. note 1.P.5).

— Valeur d'inventaire des titres non consolidés : En matière de titres de participation non consolidés, la valeur d'utilité est évaluée notamment à partir de sa quote-part d'actif net réestimée et des perspectives de rentabilité. S'agissant des titres immobilisés de l'activité de portefeuille (TIAP), la valeur d'inventaire correspondant à la valeur d'utilité tient compte des perspectives d'évolution générale de l'entreprise dont les titres sont détenus et ne repose donc pas systématiquement sur la valeur instantanée du cours de bourse pour les titres cotés.

E. Stocks. — Les stocks sont valorisés au prix moyen pondéré. Ils sont dépréciés, s'il y a lieu, à leur valeur probable de réalisation. Ils comprennent également des actifs destinés à être cédés.

F. Fonds réservés. — Ils sont représentatifs de dépôts non disponibles et bloqués auprès d'établissements financiers en vertu de contraintes propres à l'activité Ticket restaurant réglementée en France.

G. Titres de placement. — Les titres de placement sont enregistrés à leur coût d'acquisition et font l'objet de dépréciation lorsque ce dernier est supérieur à leur valeur de marché.

H. Charges à répartir. — Les charges à répartir comprennent :

— les frais de préouverture des nouveaux établissements hôteliers, amortis sur 3 ans dans l'hôtellerie et 1 an dans la restauration ;

— les frais d'acquisition d'immobilisations, amortis sur 5 ans maximum ;

— les frais liés à l'émission d'emprunts, amortis sur la durée de l'emprunt ;

— les frais liés au développement de systèmes informatiques, amortis sur la durée d'utilité des systèmes.

Ce poste figure dans les « Autres tiers et comptes de régularisation actif ».

I. Charges constatées d'avance. — Les charges constatées d'avance correspondent à des charges payées au cours d'un exercice afférentes aux exercices suivants. Elles comprennent également l'effet de linéarisation des loyers tel que décrit en note 5. Ce poste figure dans les « Autres tiers et comptes de régularisation actif ».

J. Charges de personnel. — Les charges de personnel comprennent l'ensemble des montants versés par l'entreprise à ses salariés, y compris la participation des salariés.

K. Provisions. — Le groupe Accor applique les dispositions de l'avis numéro 00-01 du 20 avril 2000 du Conseil national de la comptabilité relatif à la comptabilisation des passifs, adopté par le règlement numéro 00-06 du 7 décembre 2000 du Comité de la réglementation comptable. Des provisions sont comptabilisées lorsque, à la clôture de l'exercice, il existe une obligation du groupe à l'égard d'un tiers dont il est probable ou certain qu'elle provoquera une sortie de ressources au bénéfice de ce tiers, sans contrepartie au moins équivalente attendue de celui-ci. Cette obligation peut être d'ordre légal, réglementaire ou contractuel. Ces provisions sont estimées selon leur nature en tenant compte des hypothèses les plus probables ou en utilisant des méthodes statistiques.

Depuis le 1er janvier 2000 et l'application du règlement du Comité de la réglementation comptable CRC 99-02, le groupe applique la méthode préférentielle et provisionne ses engagements de retraite.

Pour les régimes à cotisations définies, les paiements du groupe sont constatés en charge de la période à laquelle ils se rapportent.

Pour les régimes à prestations définies, l'engagement actualisé est calculé selon la méthode des unités de crédits projetés, en tenant compte d'hypothèses actuarielles, d'augmentation des salaires, d'âge de départ, de mortalité, de rotation ainsi que de taux d'actualisation. Ces hypothèses prennent en considération les conditions particulières notamment macro-économiques des différents pays dans lesquels le groupe opère.

Afin de déterminer le passif au titre des engagements de retraite, il est

locale sont converties au cours de change en vigueur à la date de chacune des transactions.

Les créances et les dettes correspondantes, à l'exception de celles faisant l'objet d'une couverture de change, sont converties en euros sur la base du cours de change en vigueur à la date d'arrêté du bilan (cours de clôture). Les gains ou pertes de change latents qui en résultent sont comptabilisés en résultat financier.

M. Impôt différé. — Le groupe a retenu la méthode bilancielle avec application du report variable selon laquelle les créances ou dettes d'impôt futures sont évaluées au dernier taux d'imposition connu, sans actualisation. Les effets dus aux changements des taux d'impôts s'inscrivent en compte de résultat des exercices sur lesquels ces modifications sont applicables.

Il n'est constaté d'impôt différé actif sur les déficits reportables et amortissements réputés différés que dans la mesure où leur récupération sur une durée raisonnable est quasi certaine.

Les impôts différés passifs sont classés en provisions pour risques et charges.

N.1. Stock-options. — Certaines filiales du groupe, notamment aux Etats-Unis et en France, pratiquent une politique d'attribution d'options de souscription d'actions envers leurs employés. Ces filiales n'étant pas cotées, le groupe s'est engagé à racheter les titres émis suite à l'exercice des options à un prix basé sur des valeurs de marché (en général multiple de l'excédent brut d'exploitation minoré de la dette nette).

Ainsi à chaque clôture, le groupe procède à l'évaluation de l'impact qu'aurait l'exercice de ces options sur la quote-part détenue par le groupe dans l'actif net consolidé de ces filiales. L'effet de dilution potentielle constaté est pris en charge en « Résultat de la gestion des autres actifs » par la constitution d'une provision au titre des engagements sociaux.

Les options de souscription d'actions attribuées par la société-mère du groupe n'affectent pas le compte de résultat consolidé. A la date d'exercice des options, le groupe enregistre les actions émises en augmentation de capital à hauteur des paiements reçus des employés.

N.2. Titres Accor autodétenus. — Les actions de la société Accor détenues par la mère et/ou les sociétés du groupe sont inscrites :

— à l'actif du bilan consolidé, en titres de placement, lorsque ces titres autodétenus sont explicitement affectés, dès l'acquisition, soit à l'attribution aux salariés soit à la régularisation de cours ;

— en diminution des capitaux propres consolidés dans les autres cas.

Les actions inscrites en titres de placement sont comptabilisées à leur coût d'acquisition et font l'objet d'une dépréciation lorsque ce dernier est supérieur au cours de bourse. La dotation aux provisions pour dépréciation ainsi que le résultat de la cession éventuelle sont enregistrés dans le compte de résultat.

Dans les autres cas, le résultat de la cession éventuelle des actions d'autocontrôle (ainsi que les effets d'impôts correspondants) est directement imputé dans les capitaux propres consolidés n'affectant pas le résultat net de l'exercice. Ces titres ne font l'objet d'aucune dépréciation.

O. Instruments financiers. — Les résultats relatifs aux instruments financiers utilisés dans le cadre d'opérations de couverture sont déterminés et comptabilisés de manière symétrique à la prise en compte des produits et charges sur les éléments couverts.

P. Présentation du compte de résultat et du tableau de financement. — Afin de mieux refléter les résultats de la gestion de ses activités, Accor présente des soldes intermédiaires du compte de résultat consolidé et du tableau de financement identiques à ceux utilisés pour la gestion interne du groupe.

P.1. Chiffre d'affaires : Le chiffre d'affaires correspond au montant des ventes de produits et prestations de services liées aux activités courantes des sociétés consolidées par intégration globale et par intégration proportionnelle. Il s'agit notamment :

— pour les activités hôtelières, lorsque les hôtels sont détenus en propriété ou bien sont exploités via un contrat de location, de l'ensemble des recettes (hébergement, restauration et autres prestations) reçues des clients, lorsque les hôtels sont managés ou franchisés, de la rémunération (honoraires de gestion, redevance de franchise,...) perçue au titre de ces contrats ;

— pour les activités de services, des commissions perçues auprès des entreprises clientes, de la participation des restaurateurs, des redevances de marques et assistance technique ;

— pour les agences de voyages, des commissions perçues sur la distribution de produits de transport, locations de voitures et hôtellerie, des honoraires relatifs à des contrats de prestation de services ainsi que la marge dégagée sur la vente des voyages à forfait sans risque ;

— pour les services à bord des trains, des prestations d'hôtellerie et de restauration facturées aux réseaux de chemin de fer ainsi que des subventions reçues ;

— pour les casinos, du produit brut des jeux (machines à sous et jeux traditionnels).

P.4. Résultat courant avant impôts (RGO) : Ce solde retrace les résultats des opérations et du financement des différents métiers du groupe. Il intègre le résultat opérationnel, le résultat financier et la quote-part des résultats des activités mises en équivalence.

P.5. Résultat sur la gestion du patrimoine hôtelier : Le résultat sur la gestion du patrimoine hôtelier est constitué des plus ou moins-values de cession d'hôtels et des provisions sur actifs hôteliers conservés. Ces éléments récurrents dans la gestion de l'immobilier hôtelier ne sont pas directement liés à la gestion des opérations.

P.6. Résultat de la gestion des autres actifs : Le résultat de la gestion des autres actifs est constitué des plus ou moins-values de cession des autres actifs immobilisés hors patrimoine hôtelier, des provisions, et des pertes et gains non opérationnels. Ces éléments ne sont pas directement liés à la gestion courante.

P.7. Résultat exceptionnel net d'impôt et de minoritaires : Le résultat exceptionnel est significatif du caractère extraordinaire de certaines opérations dont la nature est inhabituelle et la fréquence faible. Il s'agit notamment de changements significatifs dans le portefeuille d'activités.

P.8. Tableau de financement : Il est présenté selon la même structure que celle utilisée pour la gestion interne du groupe et isole, d'une part, les ressources ou emplois de l'activité, et d'autre part les opérations de financement.

Les ressources ou emplois de l'activité incluent :

— la marge brute d'autofinancement d'exploitation courante après variation des impôts différés et hors plus-value de cession d'actifs ;

— les investissements sur actifs existants (IAE) dont l'objet est le maintien ou le renouvellement d'actifs existants au 1er janvier de chaque exercice et nécessaires à une exploitation normale ;

— les investissements de développement qui recouvrent les actifs immobilisés des filiales nouvellement consolidées par intégration globale ainsi que la constitution de nouveaux actifs ;

— les produits des cessions d'actifs ;

— la variation du besoin en fonds de roulement.

Q. Calcul du résultat par action. — Les règles et méthodes comptables employées pour le calcul du résultat net par action et du résultat net dilué par action, sont conformes à la norme IAS 33 ainsi qu'à l'avis n° 27 de l'Ordre des experts comptables français.

Note 2. – Faits marquants et changements de périmètre.

A. Cessions :

A.1. Cessions de murs d'hôtels suivies de contrats de location :

En 2003, le groupe a procédé à 265 millions d'euros de cessions de murs suivis de locations :

— 4 unités du pôle Haut et milieu de gamme en France pour une valeur de 46 millions d'euros ;

— 2 unités du pôle Haut et milieu de gamme au Royaume-Uni pour 51 millions d'euros ;

— 5 unités en Hongrie pour 88 millions d'euros ;

— 15 unités du pôle Economique en France, au Royaume-Uni et en Espagne pour 73 millions d'euros.

Au cours de l'exercice 2004, le groupe a procédé à 190 millions d'euros de cessions de murs suivis de locations :

— 1 unité du pôle Haut et milieu de gamme en Espagne pour une valeur de 15 millions d'euros ;

— 4 unités du pôle Haut et milieu de gamme et 4 unités du pôle Economique au Portugal pour une valeur de 30 millions d'euros ;

— 1 unité du pôle Haut et milieu de gamme en Italie pour une valeur de 18 millions d'euros ;

— 1 unité du pôle Economique en Italie pour une valeur de 13 millions d'euros ;

— 2 unités du pôle Haut et milieu de gamme au Royaume-Uni pour une valeur de 71 millions d'euros ;

— 2 unités du pôle Economique au Royaume-Uni pour une valeur de 36 millions d'euros ;

— 1 unité du pôle Haut et milieu de gamme au Brésil pour une valeur de 4 millions d'euros ;

— 1 unité du pôle Economique au Brésil pour une valeur de 2 millions d'euros.

A.2. Cessions d'hôtels :

Par ailleurs, Accor a été amené à se désengager de murs et de fonds de commerce d'hôtels pour respectivement 121 millions d'euros en 2002, 101 millions d'euros au cours de l'exercice 2003 et 80 millions d'euros au cours de l'exercice 2004. Il s'agit essentiellement :

En 2003, le groupe a procédé aux cessions suivantes :

— 1 unité du pôle Haut et milieu de gamme au Portugal pour 4 millions d'euros ;

Au cours de l'exercice 2004, le groupe a procédé à 80 millions d'euros de cessions d'hôtels (murs et fonds), qui se décomposent principalement comme suit :

— 4 unités du pôle Economique en Australie pour 8 millions d'euros ;

— 34 unités du pôle Haut et milieu de gamme en France pour 44 millions d'euros ;

— 2 unités du pôle Economique en France pour 2 millions d'euros ;

— 2 unités du pôle Haut et milieu de gamme et 1 unité du pôle Economique au Mexique pour 25 millions d'euros.

A.3. Accor Casinos - Partenariat Accor, Colony Capital : En 2001, Accor et le fonds d'investissement américain Colony Capital ont signé un accord visant à créer un groupe de casinos leader sur le marché européen. Cet accord s'est concrétisé par la prise de participation à 50 % de Colony Capital dans Accor Casinos, dont 6 % en 2001 et 44 % en 2002, Accor demeurant l'opérateur industriel de la société.

La transaction a été réalisée sur la base d'une valeur d'entreprise de 450 millions d'euros et a dégagé une plus-value nette après impôt de 68 millions d'euros.

Il est par ailleurs précisé que dans le cadre de cette transaction, Accor a consenti à Colony Capital un prêt de 80 millions d'euros (cf. note 17).

— Accor Casinos - Partenariat Accor, Colony Capital, Famille Barrière Desseigne : En décembre 2004, Accor, la famille Barrière Desseigne et Colony Capital ont créé la société « Groupe Lucien Barrière S.A.S. » qui regroupe les actifs casinotiers et hôteliers de la Société hôtelière de la chaîne Lucien Barrière (SHCLB), de la Société des hôtels et Casino de Deauville (SHCD), de Accor Casinos et de leurs filiales respectives. Ce nouvel ensemble représente un chiffre d'affaires de l'ordre d'un milliard d'euros.

Il regroupe aujourd'hui 37 casinos parmi lesquels ceux de Deauville, d'Enghien, de La Baule, de Montreux, de Bordeaux, de Biarritz et de Nice, ainsi que 13 hôtels de luxe et une importante activité de restauration avec, entre autres, Le Fouquet's des Champs-Elysées à Paris.

A l'issue de cette opération, la Famille Desseigne-Barrière détient 51 %, Accor 34 % et Colony Capital 15 % de la nouvelle entité « Groupe Lucien Barrière S.A.S. ». Outre sa participation au capital, Colony, via le fonds européen Colyzeo, a souscrit 100 millions d'euros d'obligations remboursables en actions émises par le nouveau groupe.

Le conseil de surveillance est composé de 12 membres nommés pour 6 ans, dont 6 membres désignés par la Famille Desseigne-Barrière, 4 représentants d'Accor et 2 représentants de Colony Capital et Colyzeo. Il est précisé que toutes les décisions importantes relatives à la vie de la société devront être prises à l'unanimité.

Ce rapprochement a été réalisé par voie d'apports de titres et, pour partie, par cession par Accor et par Colony d'actions SHCD et Accor Casinos. Lors de ce rapprochement, Accor a dégagé une plus-value de 83 millions d'euros liée à la dilution, figurant au 31 décembre 2004 en résultat exceptionnel (cf. note 13). A l'issue de cette opération, Accor détient 34 % du Groupe Lucien Barrière et consolide ce nouvel ensemble en intégration proportionnelle à 30,19 %, après prise en compte de la dilution liée à l'émission des 100 millions d'euros d'obligations remboursables en actions. Par ailleurs, compte tenu de la réalisation de cette opération le 17 décembre 2004, Accor a consolidé les comptes du nouvel ensemble Groupe Lucien Barrière au 31 décembre 2004, sans impact sur le compte de résultat de la période.

L'impact sur le bilan de cette opération est une réduction de la dette nette au 31 décembre 2004 de 133 millions d'euros, dont 65 millions d'euros relatifs au remboursement partiel du prêt Colony (cf note 17).

Par ailleurs, dans le cadre de ces accords, Colony Capital dispose d'une option de vente auprès de Accor de sa participation de 15 % dans le Groupe Lucien Barrière. Parallèlement, Accor dispose d'une option d'achat de cette même participation.

Colony Capital pourra notifier dans les 30 jours suivant la date de clôture de chacun des exercices de la société Groupe Lucien Barrière clos les 31 octobre 2007, 2008 et 2009 leur intention de céder leurs titres, objet de la promesse. Au delà, de cette date, Accor pourra exercer son option d'achat.

Le prix de la participation de 15 % dans Groupe Lucien Barrière sera déterminée par des experts indépendants sur la base de valorisation de marché. Cette option figure dans les engagements hors bilan au 31 décembre 2004 pour un montant de 140 millions d'euros (cf. note 35).

B. Décision d'investissement :

B.1. Prise de participation totale dans Go Voyages : En 2000, Accor a acquis une première participation de 38,5 % dans Go Voyages pour un prix de 11,9 millions d'euros.

En 2002, Accor a réalisé un achat complémentaire de 21,5 % du capital pour 12,3 millions d'euros, portant ainsi sa participation à 60 %.

En 2003, Accor a acquis une participation complémentaire de 10 % du capital de Go Voyages pour un montant de 7,2 millions d'euros, portant sa participation à 70 %.

Au cours de l'exercice 2004, Accor a acquis le solde du capital de Go Voyages (30 % du capital) pour un montant de 22 millions d'euros.

Go Voyages, grâce à la mise en place d'outils informatiques ...

compte séquestre. Cette répartition correspond au traitement comptable au niveau de la société-mère.

Dans les comptes consolidés qui ont été publiés après l'approbation des Autorités de la concurrence de Bruxelles, le compte séquestre a été considéré comme des titres externes et comptabilisé en « Autres immobilisations financières ». Le montant total des titres de participation au 31 décembre 2002 s'élevait à 49,7 millions d'euros.

Ainsi, Accor, n'ayant eu aucune influence notable dans Dorint AG en 2002, n'a pas consolidé cette société en mise en équivalence au 31 décembre 2002.

La société Dorint a été consolidée en mise en équivalence à partir du 1er février 2003, date de réalisation des accords définitifs entre les parties.

De plus, entre 2008 et 2010, Accor aura la possibilité d'accroître sa participation de 25 %, par l'exercice à sa convenance d'une option d'achat auprès du docteur Herbert Ebertz. Cette option d'achat est calculée sur la base d'un multiple d'EBITDA moins la dette nette consolidée, avec un prix minimum forfaitaire de 45 millions d'euros. Enfin, il est précisé que dans le cadre de cette acquisition, Accor a été amené à consentir un prêt de 35 millions d'euros au docteur Herbert Ebertz et une garantie bancaire de 25 millions d'euros à Dorint AG, pari passu avec le docteur Herbert Ebertz. Le groupe Dorint exploite aujourd'hui 88 hôtels pour un total de 15 400 chambres.

Par ailleurs, le directoire et le conseil de surveillance de Dorint AG ont approuvé la mise en place d'un partenariat stratégique avec le groupe Accor basé sur des contrats de franchise et de commercialisation. Tous les hôtels Dorint seront cobrandés Dorint Sofitel, Dorint Novotel et Dorint Mercure. Les forces de vente et les équipes marketing de Dorint ont été intégrées au réseau Accor au 1er février 2003.

Comme précisé ci-avant, depuis le 1er février 2003, Accor a consolidé par mise en équivalence le groupe Dorint à hauteur de son pourcentage de détention sur la période, soit 30 %.

A la fin du premier semestre 2003, dans le cadre d'une augmentation de capital souscrite par Accor S.A. et le docteur Herbert Ebertz, Accor a acquis 10,19 % supplémentaire pour 13,2 millions, portant sa participation à 40,19 %. Accor a donc consolidé Dorint par mise en équivalence sur une base de 40,19 % sur le second semestre 2003.

Par ailleurs, début 2004, Accor a apporté son soutien au plan à long terme, proposé par le directoire de Dorint et approuvé par le conseil de surveillance, pour donner au groupe hôtelier allemand les moyens de tirer le meilleur parti du futur rebond économique en Allemagne.

Ce plan qui prolonge les mesures prises en 2003 pour abaisser les charges de loyer et les coûts d'exploitation s'articule autour des axes suivants :

— Une augmentation de capital de 42 millions d'euros ;

— Une augmentation de capital complémentaire prévue en 2005 d'une valeur maximale de 8 millions d'euros ;

— La mise en place d'un contrat de management des hôtels Dorint par Accor Allemagne permettant d'accroître leur performance commerciale et opérationnelle dans le cadre de la politique de co-branding des hôtels Dorint avec les marques Sofitel, Novotel.

Ce plan a été approuvé fin juillet 2004 par une assemblée générale extraordinaire des actionnaires de Dorint. Les deux actionnaires les plus importants, Accor et la famille Ebertz, ont décidé d'apporter leur soutien à ce plan, Accor contribuant à l'augmentation de capital de 42 millions d'euros à hauteur de 2,6 millions d'euros, ramenant sa participation à fin décembre 2004 à 26,01 %. Ce changement dans le taux de détention n'a pas modifié les accords présentés ci-dessus.

Dans le cadre de cette augmentation de capital, Accor a consenti à différents actionnaires de Dorint une option de vente, représentant 28,8 % du capital. Ces options de vente (PUT) seront exerçables entre 1er juillet 2008 et le 1er juillet 2011 sur la base d'un multiple d'EBE minoré de la dette nette.

Parallèlement, en plus de l'option d'achat portant sur 25,42 % du capital de Dorint consenti par la Famille Ebertz à Accor, le groupe dispose d'une option d'achat complémentaire de 21,7 % du capital de Dorint AG exerçable sur la base d'un multiple d'EBE minoré de la dette nette entre le 1er juillet 2007 et le 30 juin 2009.

B.3. Prise de participation de Accor dans Club Méditerranée à hauteur de 28,9 % : En juin 2004, Accor a pris une participation de 28,9 % dans le capital du Club Méditerranée, dont 21,2 % détenus par le groupe Agnelli (Exor/Ifil) et 7,7 % appartenant à la Caisse des dépôts et consignations (CDC).

La transaction a été effectuée sur la base d'un prix d'acquisition de 45 € par action Club Méditerranée, soit 252 millions d'euros. Il est assorti d'un complément de prix soumis à la réalisation de résultats futurs du Club Méditerranée représentant un maximum de 41 millions d'euros s'agissant du groupe Agnelli et 550 000 actions Accor s'agissant du groupe CDC.

Accor a financé cette acquisition par l'émission en août 2004 d'obligations remboursables en actions ou en numéraire (ORANE), pour un montant

procédé, au cours de l'exercice 2004, à l'ouverture ou à l'acquisition de 188 hôtels, pour un total de 23 472 chambres. Par ailleurs, 109 hôtels ont été fermés sur la période, soit 13 448 chambres.

B.4.a. Parc hôtelier par marque et par type d'exploitation au 31 décembre 2004 : Au 31 décembre 2004, le parc hôtelier par marque et type de management se décompose comme suit :

(En nombre d'hôtels)	Propriété	Location	Management	Franchise	Total
Sofitel	29	44	96	14	183
Novotel	61	166	123	46	396
Mercure	56	203	209	252	720
Ibis	130	281	62	219	692
Etap Hôtel	86	92	9	124	311
Formule 1	237	117	3	15	372
Red Roof	94	153		100	347
Motel 6/Studio 6	227	492	1	173	893
Autres	7	14	32	6	59
Total	927	1 562	535	949	3 973
Total en %	23,3 %	39,3 %	13,5 %	23,9 %	100,0 %

Au 31 décembre 2004, le nombre de chambres par marque et type de management est le suivant :

(En nombre de chambres)	Propriété	Location	Management	Franchise	Total
Sofitel	4 629	10 014	20 918	2 537	38 098
Novotel	9 171	26 009	25 742	7 418	68 340
Mercure	5 511	28 136	28 914	22 791	85 352
Ibis	14 539	35 365	9 281	16 417	75 602
Etap Hôtel	6 745	7 978	927	9 251	24 901
Formule 1	17 439	9 710	270	1 004	28 423
Red Roof	11 529	17 592		8 897	38 018
Motel 6/Studio 6	25 102	55 856	59	11 931	92 948
Autres	1 497	2 198	6 802	1 248	11 745
Total	96 162	192 858	92 913	81 494	463 427
Total en %	20,8 %	41,6 %	20,0 %	17,6 %	100,0 %

B.4.b. Parc hôtelier par zone géographique et par type d'exploitation au 31 décembre 2004 : Au 31 décembre 2004, le parc hôtelier par zone et type d'exploitation est le suivant :

(En nombre d'hôtels)	Propriété	Location	Management	Franchise	Total
France	390	368	60	501	1 319
Europe hors France	141	459	133	146	879
Amérique du Nord	326	652	6	273	1 257
Amérique latine et Caraïbes	23	27	97	11	158
Autres pays	47	56	239	18	360
Total	927	1 562	535	949	3 973
Total en %	23,3 %	39,3 %	13,5 %	23,9 %	100,0 %

Au 31 décembre 2004, le nombre de chambres par zone et type d'exploitation est le suivant :

(En nombre de chambres)	Propriété	Location	Management	Franchise	Total
France	33 040	43 261	7 776	[illegible]	[illegible]

B.4.c. Parc hôtelier par zone géographique et marque au 31 décembre 2004. Au 31 décembre 2004, le parc hôtelier par marque et zone est le suivant :

(En nombre d'hôtels)	France	Europe (hors France)	Amérique du Nord	Amérique latine et Caraïbes	Autres pays	Total
Sofitel	36	52	11	18	66	183
Novotel	123	167	6	17	83	396
Mercure	283	263		81	93	720
Ibis	348	266		38	40	692
Etap Hôtel	229	81			1	311
Formule 1	284	44		3	41	372
Red Roof			347			347
Motel 6/Studio 6			893			893
Autres	16	6		1	36	59
Total	1 319	879	1 257	158	360	3 973
Total en %	33,2 %	22,1 %	31,6 %	4,0 %	9,1 %	100,0 %

Au 31 décembre 2004, le nombre de chambres par marque et zone est le suivant :

(En nombre de chambres)	France	Europe (hors France)	Amérique du Nord	Amérique latine et Caraïbes	Autres pays	Total
Sofitel	6 489	10 008	3 543	2 875	15 183	38 098
Novotel	15 966	30 145	1 836	2 773	17 620	68 340
Mercure	26 196	35 908		10 512	12 736	85 352
Ibis	30 719	32 974		5 712	6 197	75 602
Etap Hôtel	17 542	7 240			119	24 901
Formule 1	21 060	3 183		1 098	3 082	28 423
Red Roof			38 018			38 018
Motel 6/Studio 6			92 948			92 948
Autres	2 068	829		385	8 463	11 745
Total	120 040	120 287	136 345	23 355	63 400	463 427
Total en %	25,9 %	26,0 %	29,4 %	5,0 %	13,7 %	100,0 %

B.4.d. Projet hôtelier en cours au 31 décembre 2004 : La perspective d'évolution du parc, en nombre de chambres, est la suivante, en fonction des projets engagés à ce jour :

(En nombre de chambres)	Propriété	Location	Management	Franchise	Total
2005	2 452	4 485	9 118	4 528	20 583
2006	1 276	7 952	2 850	1 013	13 091
2007	927	764	100		1 791
Total	4 655	13 201	12 068	5 541	35 465

Note 3. – Analyse du chiffre d'affaires opérationnel par zone géographique et par métier.

(En millions d'euros)	France	Europe (hors France)	Amérique du Nord	Amérique latine et Caraïbes	Autres pays	Structures mondiales (1)	31/12/04	31/12/03 pro forma	31/12/02
Hôtellerie	1 666	1 655	1 108	132	377	98	5 036	4 851	5 014
Haut et milieu de gamme	1 057	1 102	186	108	314	98	2 865	2 694	2 660
Economique	609	553		24	63		1 249	1 168	1 140
Economique Etats-Unis			922				922	989	1 214
Services	107	197	10	173	18	2	507	472	482
Autres activités :									
Agences de voyages	98	185	115	23	16	4	441	382	453
Casinos	203				18		221	212	253
Restauration	91	246		98	14		449	419	432
Services à bord des trains	130	129				2	261	277	284
Holdings et autres	125	63		12		8	208	215	221
Total 31 décembre 2004	2 420	2 475	1 233	438	443	114	7 123		
Total 31 décembre 2003 pro forma	2 327	2 278	1 276	404	413	130		6 828	
Total 31 décembre 2002	2 405	2 238	1 550	457	383	106			7 139

(1) Au 31 décembre 2004, le chiffre d'affaires opérationnel des entités dont les revenus (redevances) ne sont pas spécifiques à une zone géographique, a été présenté sous la rubrique « Structures mondiales ».

(*) Pour être comparable au chiffre d'affaires présenté en décembre 2004, les chiffres d'affaires 2003 ont été retraités. Les retraitements sont soit relatifs à des réallocations de zones géographiques, soit à des réallocations de métiers.

Le chiffre d'affaires consolidé au 31 décembre 2004 s'établit à 7 123 millions d'euros contre 6 828 millions d'euros au 31 décembre 2003, soit une augmentation de 295 millions d'euros (+ 4,3 %).

L'augmentation de + 4,3 % en données publiées se décompose de la façon suivante :

	En %	En M€
Activité (à périmètre et change constants)	+ 4,6 %	+ 316 M€

Evolution du chiffre d'affaires par métier :

	Publié	A périmètre et change constants	
		En M€	En %
Hôtellerie	+ 185	+ 201	+ 4,1 %
Haut et milieu de gamme	+ 171	+ 136	+ 5,0 %
Economique	+ 81	+ 39	+ 3,3 %
Economique Etats-Unis	– 67	+ 26	+ 2,6 %
Services	+ 35	+ 44	+ 9,4 %

Evolution du chiffre d'affaires par zone géographique :

	Publié	A périmètre et change constants	
		En M€	En %
France	+93	+52	+2,3 %
Europe (hors France)	+197	+110	+4,8 %
Amérique du Nord	−43	+56	+4,4 %
Amérique latine et Caraïbes	+34	+57	+14,1 %
Autres pays	+30	+34	+8,3 %
Structures mondiales	−16	+7	+4,9 %
Total groupe	+295	+316	+4,6 %

Note 4. – Résultat brut d'exploitation par métier et zone géographique.

(En millions d'euros)	France	Europe (hors France)	Amérique du Nord	Amérique latine et Caraïbes	Autres pays	Structures mondiales (1)	31/12/04	31/12/03 pro forma (*)	31/12/02
Hôtellerie	479	505	372	16	98	11	1 481	1 436	1 581
Haut et milieu de gamme	268	300	40	8	71	11	698	648	694
Economique	211	205		8	27		451	420	423
Economique Etats-Unis			332				332	368	464
Services	36	102	2	78	2	−12	208	189	203
Autres activités :									
Agences de voyages	17	36	13	1	2	2	71	47	59
Casinos	32				7		39	38	46
Restauration	7	21		7	1		36	35	32
Services à bord des trains	3	9				2	14	15	14
Holdings et autres	7	7		1		−5	10	9	1
Total 31 décembre 2004	581	680	387	103	110	−2	1 859		
Total 31 décembre 2003 pro forma	568	622	409	83	98	−11		1 769	
Total 31 décembre 2002	563	642	511	96	90	34			1 936

(1) Le résultat brut d'exploitation des entités dont les coûts et les revenus (redevances) ne sont pas spécifiques à une zone géographique a été présenté sous la rubrique « Structures mondiales ».

(*) Pour être comparable au résultat brut d'exploitation présenté en décembre 2004, les chiffres d'affaires 2003 ont été retraités. Les retraitements sont soit relatifs à des réallocations de zones géographiques, soit à des réallocations de métiers.

Le résultat brut d'exploitation consolidé au 31 décembre 2004 s'établit à 1 859 millions d'euros, contre 1 769 millions d'euros au 31 décembre 2003.

Cette augmentation s'analyse comme suit :

Activité (à périmètre et change constants)	+107
Développement	+44
Impacts de change	−46
Cessions d'actifs	−15
Evolution du résultat brut d'exploitation 2004	+90

Evolution du résultat brut d'exploitation par métier :

(En millions d'euros)	Publié	A périmètre et change constants
Hôtellerie	+45	+58
Haut et milieu de gamme	+50	+46
Economique	+31	+14
Economique Etats-Unis	−36	−2
Services	+19	+28
Autres activités	+26	+21
Agences de voyages	+24	+21
Casinos	+1	−1
Restauration	+1	+2
Services à bord des trains	−1	+2
Holdings et autres	+1	−3
Total groupe	+90	+107

Evolution du résultat brut d'exploitation par zone géographique :

Note 5. – Loyers opérationnels.

Les loyers sont respectivement de 730 millions d'euros au 31 décembre 2003 et de 760 millions d'euros au 31 décembre 2004.

Conformément aux principes détaillés en note 1.D.3, ces charges de loyers sont uniquement relatives à des contrats de location opérationnelle (operating-lease), les autres locations étant capitalisées au bilan et figurant au passif pour un montant de 183 millions d'euros (cf. note 27).

Quel que soit le profil de décaissement des loyers opérationnels, la charge totale qui en résulte est linéarisée et indexée sur la base d'indices du type indice construction Insee en France, de manière à constater une charge économiquement constante. La plupart de ces contrats ont été conclus pour des durées excédant la pratique commerciale française de neuf ans avec notamment l'objectif de protéger Accor contre l'absence de propriété commerciale reconnue dans certains pays.

Il est précisé qu'il n'existe aucune clause dans les contrats de location permettant au propriétaire d'exiger un paiement par anticipation des loyers (relatif à la dégradation de la notation de Accor, rating, ou pour d'autres causes) ; par ailleurs, il n'existe aucune clause de « Défaillance croisée » (cross default) avec les financements consentis au groupe Accor.

Les 760 millions d'euros correspondent à 1 562 hôtels en location dont 67 % sont des contrats avec option d'achat et 33 % sont sans option d'achat. Les options d'achat sont fixées dans le cadre des contrats de location soit sur la base d'un pourcentage prédéfini d'une valeur initiale de l'investissement du propriétaire, soit à la valeur de marché le jour de l'échéance de l'option. Ces options sont en général exerçables après 10 à 12 ans de contrat de location. Par ailleurs, certains contrats prévoient des possibilités d'acquisition des biens en fin de contrat sur la base de valeur d'expertise.

Les charges de loyers non actualisés par métier s'analysent ...

La charge de loyers non actualisés par type de contrat s'analyse comme suit :

(En millions d'euros)	Nombre de hôtels	Loyers 2004	Charges de loyer fixes
Loyer fixe avec option	1 047	-380	-380
Loyer fixe sans option	323	-164	-164
Loyer fixe avec rémunération variable	94	-75	-72
Loyer variable avec minimum	75	-49	-46
Loyer variable avec minimum capé	2	-2	-2
Loyer variable sans minimum	21	-6	
Loyer hôtelier terrain		-9	-9
Total loyers opérationnels hôtels	1 562	-685	-673
Loyers de bureau (métiers hôtellerie)		-45	-45
Autres métiers		-30	-30
Total loyers opérationnels	1 562	-760	-748

(1) Charge minimum de loyer fixe sur l'exercice 2004. La différence entre la charge de loyer 2004 (760 millions d'euros) et le minimum 2004 (748 millions d'euros) est relative à des charges de loyers variables en fonction du chiffre d'affaires ou du résultat brut d'exploitation.

L'échéancier détaillant les engagements minimum de loyers (2) non actualisés a partir de janvier 2005 est le suivant :

Années	En millions d'euros
2005	-714
2006	-717
2007	-717
2008	-711
2009	-710
2010	-700
2011	-694
2012	-692
2013	-686
2014	-673
2015	-659
2016	-638
2017	-624
2018	-602
2019	-541
2020	-439
2021	-338
2022	-297
2023	-248
> 2024	-823
Total	-12 223

(2) Les loyers futurs sont convertis sur la base du taux moyen de la période.

Note 6. – Détail des amortissements et provisions.

(En millions d'euros)	2002	2003	2004
Amortissements	-449	-433	-431
Provisions	-6	-3	-6
Total	-455	-436	-437

Note 7. – Résultat opérationnel par métier et zone géographique.

(En millions d'euros)	France	Europe (hors France)	Amérique du Nord	Amérique latine et Caraïbes	Autres pays	Structures mondiales	31/12/04	31/12/03 pro forma	31/12/02
Hôtellerie	203	90	74	-3	30	-7	387	361	512
Haut et milieu de gamme	88	28	-6	-5	18	-7	116	90	152
Economique	115	62		2	12		191	172	198
Economique Etats-Unis			80				80	99	162
Services	30	93	2	69		-16	178	164	177
Autres activités :									
Agences de voyages	10	19	1	-1	1	4	34	16	20
Casinos	21				6		27	27	33
Restauration	2	14		4	-1		19	20	16
Services à bord des trains	-3	8				1	6	7	7
Holdings et autres	4					7	11	8	-10
Total 31 décembre 2004	267	224	77	69	36	-11	662		
Total 31 décembre 2003 pro forma	259	196	80	60	23	-15		603	
Total 31 décembre 2002	262	256	139	66	18	14			755

(1) Le résultat opérationnel des entités dont les coûts et les revenus (redevances) ne sont pas spécifiques à une zone géographique a été présenté sous la rubrique « Structures mondiales ».

(*) Pour être comparable au résultat opérationnel présenté en 2004, les résultats opérationnels 2003 ont été retraités. Les retraitements sont soit relatifs à des réallocations de zones géographiques, soit à des réallocations de métiers.

Le résultat opérationnel consolidé au 31 décembre 2004 s'établit à 662 millions d'euros contre 603 millions d'euros au 31 décembre 2003. Cette évolution s'analyse comme suit :

Evolution du résultat opérationnel par métier :

(En millions d'euros)	Publié	A périmètre et change constants
Autres activités	+19	+14
Agences de voyages	+18	+15
Casinos		-1
Restauration	-1	
Services à bord des trains	-1	+2
Holdings et autres	+3	-2
Total groupe	+59	+94

Evolution du résultat opérationnel par zone géographique :

(En millions d'euros)	Publié	A périmètre et change constants
France	+8	+8
Europe (hors France)	+28	+47
Amérique du Nord	-3	+3
Amérique latine et Caraïbes	+9	+21
Autres pays	+13	+12
Structures mondiales	+4	+3
Total groupe	+59	+94

Note 8. – Résultat financier.

(En millions d'euros)	2002	2003	2004
Intérêts financiers	-106	-71	-79
Autres revenus et charges financières	40	-3	-1
Résultat financier	-66	-74	-80

Le détail des « Autres revenus et charges financières » se décompose comme suit :

(En millions d'euros)	2002	2003	2004
Dividendes perçus des sociétés non consolidées et sur valeurs mobilières de placement	9	6	5
Gains et pertes de change	44	6	10
Autres (dotations)/reprises de provisions financières (*)	-13	-15	-16
Total « Autres revenus et charges financières »	40	-3	-1

(*) Ce poste comprend la dotation sur prime de remboursement sur l'obligation OCEANE émise en avril 2002 pour un montant de (13) millions d'euros en 2003 et 2004.

Note 9. – Quote-part des mises en équivalences.

Les principales contributions s'analysent comme suit :

(En millions d'euros)	Notes	2002	2003	2004
Orbis (Hôtellerie Pologne)		5	4	5
Hôtels ABC (hôtels Demeure/Libertel)		-2	-4	-4
Société hôtelière des casinos de Deauville	2.A.3	8	7	6

Note 10. – Résultat de la gestion du patrimoine hôtelier.

(En millions d'euros)	Note	2002	2003	2004
Plus ou moins-value de cession		84	102	13
Provisions sur actifs hôteliers	1.D.5	-30	-34	-39
Total		54	68	-26

Au 31 décembre 2002, le résultat de la gestion du patrimoine hôtelier comprend :

— Des plus-values sur la cession de murs d'hôtels, principalement en Europe de l'Est pour 28 millions d'euros, en France pour 29 millions d'euros et aux Pays-Bas pour 29 millions d'euros ;

— Des provisions pour 30 millions d'euros sur des actifs dont la valeur d'utilité ou la valeur de marché (en cas de cession probable de l'actif) a été jugée inférieure à la valeur nette comptable. Les principaux actifs ayant fait l'objet de ces dépréciations sont localisés aux Etats-Unis, aux Antilles françaises et en Jordanie.

Au 31 décembre 2003, le résultat de la gestion du patrimoine hôtelier comprend notamment :

— Des plus-values sur la cession de murs d'hôtels en Hongrie pour 42 millions d'euros (5 unités), en France pour 34 millions d'euros (12 unités), en Grande Bretagne pour 10 millions d'euros (4 unités) et en Pologne pour 8 millions d'euros (11 unités) : voir note 2.B.1 ;

— Des provisions pour 30 millions d'euros sur des actifs dont la valeur d'utilité ou la valeur de marché (en cas de cession probable de l'actif) a été jugée inférieure à la valeur nette comptable. Les principaux actifs ayant fait l'objet de ces dépréciations sont localisés en Israël, en République Dominicaine, au Danemark, au Portugal et aux Etats-Unis.

Au 31 décembre 2004, le résultat de la gestion du patrimoine hôtelier comprend :

— Des plus-values principalement sur la cession d'hôtels au Portugal pour 13 millions d'euros.

— Des provisions pour 39 millions d'euros sur des actifs dont la valeur d'utilité ou la valeur de marché (en cas de cession probable de l'actif) a été jugée inférieure à la valeur nette comptable. Le principal actif ayant fait l'objet de ces dépréciations est un terrain aux Etats-Unis.

Note 11. – Résultat de la gestion des autres actifs.

(En millions d'euros)	2002	2003	2004
Plus ou moins-value de cession	-3	59	10
Provisions	12	-13	-61
Gains/(Pertes) non opérationnels	-39	-63	-64
Total	-30	-17	-115

Au 31 décembre 2002, les plus-values de cession comprennent principalement un gain sur la vente de trois sociétés de Tour Opérateur en Europe (12 millions d'euros), ainsi qu'une provision de – 18 millions d'euros sur les titres Granada.

Le montant de 12 millions d'euros du poste « Provisions » comprend d'une part des reprises de provisions sur différents risques et litiges à hauteur de 29 millions d'euros faisant l'objet au 31 décembre 2002 d'une constatation de « Pertes non opérationnelles » pour un montant équivalent, et d'autre part des dotations aux provisions, nettes de reprises, pour différents litiges ou risques pour – 17 millions d'euros.

Le montant de – 39 millions d'euros du poste « Pertes non opérationnelles » comprend, outre le montant de – 29 millions d'euros susvisé, une perte de – 6 millions d'euros sur l'arrêt de l'activité « Cesta Ticket » au Brésil.

Au 31 décembre 2003, les plus-values de cession sont composées principalement d'une plus-value sur la vente de la totalité des titres d'autocontrôle Accor pour un montant de 51 millions d'euros, et d'une plus-value sur la cession de la totalité des titres Granada détenus en portefeuille, pour un montant de 7 millions d'euros.

Note 12. – Impôts sur les bénéfices.

Note 12.1. Charge d'impôt de l'exercice (hors exceptionnel) :

(En millions d'euros)	2002	2003	2004
Impôts courants et provisions impôts sociétés	– 196	– 147	– 144
Impôts différés	– 30	– 8	– 8
Impôts des sociétés mises en équivalence	– 8	– 8	– 6
Total	– 234	– 163	– 158
Résultat courant avant impôt et sur gestion du patrimoine hôtelier	757	591	566
Charge d'impôt du groupe	– 234	– 163	– 158
Taux facial d'impôt du groupe rapporté au résultat courant	30,9 %	27,6 %	27,9 %

Note 12.2. Taux effectif d'impôt :

(En millions d'euros)	2002	2003	2004
Résultat courant avant impôt	703	523	592
Résultat de la gestion du patrimoine hôtelier	54	68	– 26
Résultat de la gestion des autres actifs	– 30	– 17	– 115
Résultat exceptionnel	68		83
Amortissement des écarts d'acquisition	– 109	– 107	– 115
Résultat avant impôt	686	467	419
Amortissement des écarts d'acquisition	109	104	110
Elimination de plus-values internes	13	– 13	– 5
Dépréciation d'actifs non déductibles	5	13	1
Autres	11	– 13	– 3
Total des différences permanentes (charges non déductibles)	138	91	103
Résultat non taxé ou taxé à taux réduit	– 206	– 101	– 75
Résultat taxable au taux courant	618	457	447
Taux courant d'impôt en France	35,43 %	35,43 %	35,43 %
Impôt (théorique) au taux courant français	– 219	– 162	– 158
Effets l'impôt théorique :			
Du différentiel de taux courant des pays étrangers	8	7	15
Des pertes fiscales de l'exercice non utilisées	– 42	– 36	– 31
De l'utilisation des pertes fiscales des exercices antérieurs	5	6	6
Impacts changement taux d'impôts différés		– 1	11
Autres	– 1	5	– 11
Total	– 30	– 19	– 10
Impôt au taux courant	– 249	– 181	– 168
Impôt au taux réduit	15	18	10

Note 12.3. Détail des impôts différés actifs et passifs au bilan :

(En millions d'euros)	2002	2003	2004
Impôts différés actifs	60	45	47
Impôts différés passifs	– 264	– 284	– 279
Impôts différés nets (1)	– 204	– 239	– 232

(1) La ventilation des impôts différés est détaillée comme suit :

(En millions d'euros)	2002	2003	2004
Impôts différés provenant de la différence temporaire entre le résultat fiscal et le résultat social	– 101	– 149	– 134
Impôts différés provenant de la différence temporaire entre le résultat consolidé et le résultat social	– 184	– 211	– 164
Impôts différés sur déficits	81	121	66
Impôts différés nets	– 204	– 239	– 232

Note 12.4. Impôts différés actifs non comptabilisés : Au 31 décembre 2004, le montant des impôts différés actifs non comptabilisés s'élève à 129 millions d'euros. Pour mémoire, le montant des impôts différés actifs non comptabilisés s'élevait à 150 millions d'euros au 31 décembre 2003.

Note 13. – Résultat exceptionnel (Net d'impôt et de minoritaires).

(En millions d'euros)	2002	2003	2004
Résultat exceptionnel	68		83

En 2002, le résultat exceptionnel prend en compte une plus-value après impôt de 68 millions d'euros relative à la cession à Colony Capital de 44 % d'Accor Casinos (cf. note 2.A.3).

En 2004, le résultat exceptionnel de 83 millions d'euros est relatif à la plus-value de dilution dégagée par Accor, lors du regroupement des actifs casinotiers et hôteliers de la Société hôtelière de la chaîne Lucien Barrière (SHCLB), de la Société des Hôtels et Casino de Deauville (SHCD), de Accor Casinos et de leurs filiales respectives (cf. note 2.A.3).

Note 14. – Ecarts d'acquisition.

(En millions d'euros)	2002	2003	2004
Valeurs brutes	2 241	2 353	2 462
Amortissements cumulés et provisions	– 562	– 634	– 704
Total en valeur nette	1 679	1 719	1 758

(En millions d'euros)		2002	2003	2004
Hôtellerie Haut et milieu de gamme France	(40 ans)	209	218	215
Agences de voyages	(20 ans)	198	183	213
Motel 6	(40 ans)	285	228	204
Hôtellerie Australie/Pacifique	(40 ans)	181	195	181
Red Roof Inns	(40 ans)	194	157	141
Casinos (Accor Casinos, SHCD et Groupe Lucien Barrière)	(20 ans)	135	127	141
Club Méditerranée	(40 ans)			93
Hôtellerie Economique (hors Motel 6 et Red Roof Inns)	(40 ans)	109	97	93
Hôtellerie Asie	(20 ans)	78	56	44

(En millions d'euros)		2002	2003	2004
Hôtellerie Egypte (Gezirah).	(28 ans)		19	19
Hôtellerie Pays-Bas.......	(40 ans)	13	19	18
Hôtellerie Hongrie (Pannonia)................	(40 ans)	31	23	15
Accor Services Roumanie..	(40 ans)	2	13	14
Accor Services Suède (Rikskuponger)............	(40 ans)	14	14	14
Accor Services Argentine (Servicios Ticket)......	(40 ans)	9	11	10
Lenôtre................	(20 ans)	15	11	9
Accor Services Venezuela (Seremca)............	(40 ans)	2	7	7
Contrat Ferroviaire France .	(7 ans)	9	7	
Autres (inférieurs à 6 M€) .		118	121	117
Total en valeur nette ...		1 679	1 719	1 758

La variation des écarts d'acquisition nets sur la période considérée s'analyse comme suit :

(En millions d'euros)	Note	2002	2003	2004
Valeur nette au 1er janvier.....		1 879	1 679	1 719
Augmentation de la valeur brute et impact des entrées de périmètre..................		126	222	204
Club Méditerranée.........				93
Carison Wagon Lit (Maritz et Protravel)............				48
Accor Services Royaume-Uni.				24
Go Voyages.............	2.B.1	11	6	21
Services...............		9	17	5
Hôtellerie Grèce..........				5
Hôtellerie Pologne (Orbis)...		25	-6	2
Hôtellerie Allemagne (Dorint).............	2.B.2		90	
Accor Services Mexique (Dicasa)................			26	
Hôtellerie Italie (Sifalberghi).			26	
Hôtellerie Egypte (Gezirah)..			19	
Hôtellerie France Haut et milieu de gamme..........		12	18	
Accor Services Roumanie...			12	
Autres................		69	14	6
Cessions de l'exercice........		-28	-7	-15
Dotations aux amortissements..		-109	-107	-115
Différence de traduction......		-116	-79	-38
Reclassements et autres variations..................		-73	11	3
Valeur nette au 31 décembre...		1 679	1 719	1 758

Note 15. – Immobilisations incorporelles.

(En millions d'euros)	2002	2003	2004
Marque Motel 6 (1).......	191	159	147
Marque Red Roof Inns (1) .	114	95	88
Frais d'établissement......	17	14	14
Autres marques et réseaux..	12	12	23
Parts de marché services à bord des trains.........	75	75	75
Autres immobilisations incorporelles.............	259	235	248
Total valeurs brutes....	668	590	595
Amortissements et provisions			

Note 16. – Immobilisations corporelles.

(En millions d'euros)	Brut		
	2002	2003	2004
Terrains................	550	503	462
Constructions...........	3 157	3 057	3 039
Agencements............	1 217	1 278	1 344
Matériels et mobiliers.....	1 674	1 610	1 657
Immobilisations en cours...	332	203	181
Immobilisations corporelles (valeur brute)..........	6 930	6 651	6 683

(En millions d'euros)	Amortissements		
	2002	2003	2004
Terrains................			
Constructions...........	-856	-848	-932
Agencements............	-606	-678	-742
Matériels et mobiliers.....	-942	-986	-1 046
Immobilisations en cours...	-5	-6	-13
Immobilisations corporelles (amortissement).........	-2 409	-2 518	-2 733

(En millions d'euros)	Net		
	2002	2003	2004
Terrains................	550	503	462
Constructions...........	2 301	2 209	2 107
Agencements............	611	600	602
Matériels et mobiliers.....	732	624	611
Immobilisations en cours...	327	197	168
Immobilisations corporelles (valeur nette)..........	4 521	4 133	3 950

La variation des immobilisations nettes sur la période considérée s'analyse comme suit :

(En millions d'euros)	2002	2003	2004
Valeurs nettes au 1er janvier.	5 026	4 521	4 133
Entrées de périmètre......	4	35	44
Cessions...............	-403	-271	-202
Investissements de la période................	746	580	463
Dotations aux amortissements...............	-398	-392	-381
Différence de traduction...	-433	-341	-92
Reclassements...........	-21	1	-15
Valeurs nettes à fin de période................	4 521	4 133	3 950

Au 31 décembre 2004, les immobilisations en crédit-bail retraitées dans le bilan s'élèvent à 431 millions d'euros en valeurs nettes, contre 480 millions d'euros au 31 décembre 2003, et se répartissent comme suit :

(En millions d'euros)	2002	2003	2004
Terrains et constructions...	605	615	562
Agencements, matériels et mobiliers.............	70	60	56
Valeurs brutes...........	675	675	618
Amortissements et provisions................	-186	-195	-187
Valeurs nettes...........	489	480	431

(En millions d'euros)	Notes	2002	2003	2004
Colony Capital (1)	2.A.3	80	86	27
Hôtellerie Asie-Pacifique (2).		60	74	72
Société ABC (hôtels Demeure/Libertel) (3)		58	64	23
Hôtellerie Royaume-Uni		41	27	27
Hôtellerie Allemagne (4)	2.B.2	30	35	35
Hôtellerie Etats-Unis/Canada		29	26	22
Hôtellerie Pays-Bas		28	28	28
Front de Seine Participations (Novotel Paris Tour Eiffel)		22	23	23
Financière Courtepaille		20	21	9
Orbis (5)			14	14
Autres		61	52	49
Total		429	450	329

(1) Lors de la cession de 50 % d'Accor Casinos, Accor a consenti un prêt de 80 millions d'euros à Colony Capital. Les intérêts sur ce prêt ont été capitalisés et seront payés à échéance du prêt (cf. note 2.A.3). En 2004, Colony Capital a remboursé une partie de ce prêt (59 millions d'euros) dans le cadre de l'opération de rapprochement entre Accor Casinos et le Groupe Lucien Barrière (cf. note 2.A.3).

(2) Le montant des prêts, consentis pour l'hôtellerie Asie-Pacifique, inclut des prêts accordés à Tahl (Foncière Australienne) s'élevant à 60 millions d'euros au 31 décembre 2003 et 57 millions d'euros au 31 décembre 2004.

(3) En partenariat avec deux fonds d'investissements américains, Accor a acquis en décembre 1999 le pôle hôtelier de la CGIS, filiale de Vivendi. Le parc hôtelier ainsi repris comprend 41 hôtels Libertel et 8 hôtels Sofitel Demeure (soit un total de 3 240 chambres).

Détenu à 30 % par le groupe, le véhicule d'acquisition de ces hôtels (ABC hôtels) a concomitamment conclu des contrats de management avec Accor. Dans ce cadre, Accor a accordé des prêts pour 64 millions d'euros. En 2004, une partie des prêts a été remboursée dans le cadre de différentes cessions d'actifs intervenues au cours de la période (21 millions d'euros). Par ailleurs, dans le cadre d'accord de rendement minimum sur les actifs, le prêt a fait l'objet d'une provision pour risque de 19 millions d'euros au cours de la période, comptabilisée dans le résultat de la gestion du patrimoine hôtelier (cf. note 10).

(4) Dans le cadre de la prise de participation dans Dorint AG, le groupe a été amené à prêter à Mr. Ebertz 35 millions d'euros remboursables au plus tard au 31 décembre 2010. Voir note 2.B.2.

(5) Dans le cadre de l'opération de cession de 3 Novotel et 8 Ibis, pour un montant de 64 millions d'euros, le groupe a accordé un crédit vendeur de 14 millions d'euros remboursable au plus tard en 2008.

Note 18. – Titres mis en équivalence.

(En millions d'euros)	Note	2002	2003	2004
Club Méditerranée (1)				215
Orbis (Hôtellerie Pologne) (2)		79	80	92
Filiales Accor Asie-Pacifique		36	31	35
Fonds d'investissement Maroc (Risma) (3)		19	18	17
Sofitel Paris Le Faubourg		9	10	10
Hôtellerie Egypte		3	7	10
Fonds d'investissement Tunisie (STI) (4)		6	7	9
Société Hôtelière Paris Les Halles (SHPH) (5)		5	5	4
Sofitel Londres St James (Hôtellerie UK)		5	3	3
Société Hôtelière des Casinos de Deauville (6)		38	39	
Hôtels ABC (hôtels Demeure/ Libertel) (7)		10	1	−6
Novotel Paris Tour Eiffel (8).		4	1	
Dorint (Hôtellerie Allemagne) (9)	2.B.2		−29	−2
Autres		34	29	33

Club Méditerranée	2002	2003	2004
Trésorerie/(Dette) nette			−390
Montant des capitaux propres (*)			744
Fraction de capital détenu	0,00 %	0,00 %	28,93 %

(*) Montants après retraitements liés à la première intégration de Club Méditerranée dans les comptes du groupe Accor (voir note 2.B.3). Le montant des capitaux publiés par le groupe Club Méditerranée est de 344 millions d'euros : la différence entre ce montant et le montant figurant dans le tableau ci-dessus s'explique principalement par la prise en compte de réévaluation d'actifs corporels et par l'évaluation de la marque.

(2) Les comptes de Orbis sont les suivants (en millions d'euros) :

Orbis (Hôtellerie Pologne)	2002	2003	2004
Chiffre d'affaires	157	129	211
Résultat net	13	9	12
Trésorerie/(Dette) nette	40		−54
Montant des capitaux propres	292	225	259
Fraction de capital détenu	27,17 %	35,58 %	35,58 %

(3) Les comptes du fonds d'investissement hôtelier au Maroc (Risma) se détaillent comme suit (en millions d'euros) :

Risma (Fonds d'investissement Maroc)	2002	2003	2004
Chiffre d'affaires	40	43	44
Résultat net	−5	−6	−2
Trésorerie/(Dette) nette	−37	−44	−55
Montant des capitaux propres	47	40	37
Fraction de capital détenu	45,29 %	45,29 %	45,29 %

(4) Les comptes du fonds d'investissement hôtelier en Tunisie (Tanit) se détaillent comme suit (en millions d'euros) :

Société Tunisienne d'investissement	2002	2003	2004
Chiffre d'affaires	19	17	17
Résultat net	−5	−6	−2
Trésorerie/(Dette) nette	−1	−5	9
Montant des capitaux propres	16	18	25
Fraction de capital détenu	35,00 %	37,50 %	37,50 %

(5) Les comptes de la Société Hôtelière Paris les Halles se décomposent comme suit (en millions d'euros) :

Société Hôtelière Paris Les Halles	2002	2003	2004
Chiffre d'affaires	46	51	57
Résultat net	2	1	1
Trésorerie/(Dette) nette	−102	−98	−95
Montant des capitaux propres	17	15	14
Fraction de capital détenu	31,19 %	31,19 %	31,19 %

(6) Les comptes de la Société Hôtelière des Casinos de Deauville se détaillent comme suit (en millions d'euros) :

Société Hôtelière des Casinos de Deauville	2002	2003	2004 (*)
Chiffre d'affaires	199	203	216
Résultat net	14	6	[illegible]

…mptes de la société ABC détenant les hôtels Demeure (Sofitel) … détenus en partenariat entre Accor, Blackstone et Colony sont les … en millions d'euros) :

…ABC (hôtel Demeure/Libertel) (*)	2002	2003	2004
Chiffre d'affaires	122	81	24
Résultat net	-10	8	2
Trésorerie/(Dette) nette	-368	-321	-102
Montant des capitaux propres	34	4	-19
Fraction de capital détenu	30,00 %	30,00 %	30,00 %

(*) Les hôtels Libertel ont été cédés au cours de la période.

(8) Les principaux indicateurs financiers de la société Front de Seine Participation, détenant le Novotel Tour Eiffel, sont les suivants (en millions d'euros) :

Front de Seine Participation	2002	2003	2004
Chiffre d'affaires	33	26	35
Résultat net	-3	-8	-5
Trésorerie/(Dette) nette	-113	-115	-80
Montant des capitaux propres	10	2	-1
Fraction de capital détenu	40,00 %	40,00 %	40,00 %

(9) Les principaux indicateurs financiers de Dorint AG depuis la première consolidation sont les suivants (en millions d'euros) :

Dorint	2002	2003	2004
Chiffre d'affaires		451	487
Résultat net (*)		-15	-6
Trésorerie/(Dette) nette		-42	-35
Montant des capitaux propres (*)		-72	-8
Fraction de capital détenu		40,19 %	26,01 %

(*) Montants après retraitements liés à la première intégration de Dorint dans les comptes du groupe Accor (voir note 2.B.2).

Note 19. – Autres immobilisations financières.

(En millions d'euros)	2002	2003	2004
Titres de participation	412	311	313
Dépôts et cautionnements	112	109	109
Total valeurs brutes	524	420	422
Provisions pour dépréciation	-37	-34	-94
Valeurs nettes	487	386	328

Les principaux titres et dépôts non consolidés sont les suivants :

(En millions d'euros)	2002	2003	2004
Compass Group (1)	204	204	146
Autres participations et dépôts	283	182	182
Valeurs nettes	487	386	328

(1) Dans le cadre d'une détention durable, Accor détient 30 706 882 titres Compass pour une valeur brute de 204 millions d'euros. Au cours de la période, le groupe a constaté une provision de 58 millions d'euros sur la valeur d'utilité à long terme du titre Compass. Au 31 décembre 2004, la valeur boursière des titres Compass s'établissait à 107 millions d'euros.

Note 20. – Analyse des actifs immobilisés bruts.

Note 20.1. Actifs immobilisés bruts par métier. — Au 31 décembre 2004, les actifs immobilisés comprennent 2 939 millions d'euros de murs hôteliers à comparer à 2 945 millions d'euros au 31 décembre 2003.

(En millions d'euros)	Hôtellerie			Services	Agences de voyages	Casinos	Restaurants	Services à bord des trains	Holdings et autres	2004	2003	2002
	Haut et milieu de gamme	Econom.	Econom. Etats-Unis									
Ecart d'acquisition	740	126	480	188	332	201	53	15	327	2 462	2 363	2 241
Immobilisations incorporelles	55	45	263	61	51	14	6	29	71	595	590	668
Immobilisations corporelles	2 782	1 697	1 474	86	83	232	109	61	159	6 683	6 651	6 930
	3 577	1 868	2 217	335	466	447	168	105	557	9 740	9 594	6 839
Prêts long terme	251		1		3		4		108	367	474	445
Titres mis en équivalence	181	18		2	5		-2		215	419	202	248
Autres immobilisations financières	102	9	50	2	7	1	1		250	422	420	524
Total 2004	4 111	1 895	2 268	339	481	448	171	106	1 130	10 948		
Total 2003	4 066	1 872	2 402	306	418	274	172	133	1 047		10 690	
Total 2002	4 202	1 837	2 864	232	433	225	160	206	907			11 056

Note 20.2. Actifs immobilisés bruts par zone géographique :

(En millions d'euros)	France	Europe (hors France)	Amérique du Nord	Amérique latine	Autres pays	Structures mondiales	2004	2003	2002
Ecart d'acquisition	579	393	646	112	339	393	2 462	2 353	2 241
Immobilisations incorporelles	70	72	293	31	5	124	595	590	668
Immobilisations corporelles	2 361	1 768	1 819	188	360	187	6 683	6 651	6 930
Sous-total	3 010	2 233	2 758	331	704	704	[illegible]	[illegible]	[illegible]

Note 21. – Comptes de tiers actifs et passifs.

Note 21.1. Clients et comptes rattachés :

(En millions d'euros)	2002	2003	2004
Clients valeur brute	1 205	1 142	1 343
Provisions clients	– 66	– 68	– 70
Clients - Valeur nette	1 139	1 074	1 273

Note 21.2. Autres tiers actifs et passifs :

(En millions d'euros)	2002	2003	2004
Valeurs brutes des autres tiers actifs (1)	1 041	1 058	1 090
Provisions	– 84	– 112	– 121
Valeurs nettes des autres tiers actifs	957	946	969
Valeurs des autres tiers passifs (2)	1 101	1 009	1 024

(1) L'évolution de ce solde est la suivante :

(En millions d'euros)	2002	2003	2004
T.V.A. à récupérer	202	215	208
Créances d'impôts et taxes	28	16	21
Créances vis-à-vis d'organismes sociaux	8	9	7
Charges constatées d'avance	285	311	355
Charges à répartir	165	189	191
Autres débiteurs	293	273	261
Impôts différés actifs	60	45	47
Valeurs brutes des autres tiers actifs	1 041	1 058	1 090

(2) De même pour les autres tiers passifs :

(En millions d'euros)	2002	2003	2004
Dettes vis-à-vis du personnel et des organismes	356	387	428
Dettes d'impôts et taxes	187	107	99
T.V.A. à payer	79	99	94
Comptes de régularisation passif	125	115	102
Autres créanciers	354	301	301
Valeurs des autres tiers passifs	1 101	1 009	1 024

Note 22. – Note sur le capital potentiel.

Au 31 décembre 2004, le capital social est composé de 206 710 509 actions. Le nombre d'action moyen en circulation au cours de l'exercice 2004 s'établit à 199 125 799.

Par ailleurs, 10 591 554 options de souscription, soit 5,12 % du capital, réservées au personnel sont en circulation au 31 décembre 2004 :

— 1 344 200 options de souscription au prix de 32,47 €, échéance 15 juillet 2002 au 7 janvier 2006 ;

— 757 322 options de souscription (bons d'épargne en actions) au prix de 43,40 €, échéance 22 décembre 2003 au 22 décembre 2007 ;

— 579 775 options de souscription au prix de 33,95 €, échéance 6 janvier 2004 au 6 janvier 2007 ;

— 1 482 900 options de souscription au prix de 35,68 €, échéance 8 janvier 2007 au 7 janvier 2012 ;

— 88 131 options de souscription (bons d'épargne en actions) au prix de 33,94 €, échéance 9 juillet 2007 au 9 juillet 2012.

Un plan d'options de souscription réservées au personnel a été mis en place en janvier 2005 selon les caractéristiques suivantes :

— 1 300 000 options de souscription au prix de 32,42 €, échéance 12 janvier 2009 au 12 janvier 2012.

De plus, Accor a émis 18 719 772 obligations à options de conversion et/ou d'échange en actions nouvelles ou existantes (OCEANEs) pouvant amener la création de 25 550 620 actions, selon les modalités décrites à la note 26.

Sur cette base, le nombre moyen d'action dilué (en milliers) en circulation au 31 décembre 2004 est de 224 782. Le résultat net dilué par action se calcule donc comme suit :

(En millions d'euros)	2002	2003	2004
Résultat net part du groupe	430	270	239
Retraitement OCEANEs (1)	9	15	21
Retraitement du résultat net part du groupe	439	285	260
Nombre moyen d'actions en circulation (en milliers)	197 573	197 730	199 126
Nombre d'actions résultant de l'exercice d'option de souscription	375		106
Nombre d'actions résultant de la conversion des OCEANEs	7 018	13 141	25 551
Nombre moyen d'action dilué (en milliers)	204 966	210 871	224 782
Résultat net dilué par action	2,14	1,35	1,16

(1) Le retraitement du résultat net part du groupe se détaille comme suit :

(En millions d'euros)	2004
Annulation des frais financiers relatifs aux OCEANEs nets d'impôt	12
Annulation de la prime de remboursement de l'OCEANE d'avril 2002 nette d'impôt	9
Total	21

Note 23. – Variation des intérêts minoritaires.

	En millions d'euros
31 décembre 2002	91
Résultat minoritaire de la période	34
Dividendes versés aux minoritaires	– 30
Différence de conversion	– 4
Variations de périmètre	5
31 décembre 2003	96
Résultat minoritaire de la période	22
Dividendes versés aux minoritaires	– 21
Différence de conversion	– 1
Variations de périmètre	– 18
31 décembre 2004	78

Les intérêts minoritaires significatifs dans les filiales contrôlées par le groupe Accor concernent principalement des activités au Brésil :

(En millions d'euros)	Filiales Brésil

Note 24. – Provisions pour risques et charges.

	En millions d'euros
31 décembre 2002	528
Dotations aux provisions	133
Reprises provisions avec utilisation	-74
Reprises provisions sans utilisation	-21
Différence de conversion	-3
Reclassements et effets de périmètre	-12
31 décembre 2003	551
Dotations aux provisions	101
Reprises provisions avec utilisation	-70
Reprises provisions sans utilisation	-32
Différence de conversion	-1
Reclassements et effets de périmètre	4
31 décembre 2004	553

La variation du poste des provisions pour risques et charges, entre le 31 décembre 2003 et le 31 décembre 2004, est constituée des éléments suivants :

(En millions d'euros)	31/12/03	Dotation de la période	Reprise avec utilisation	Reprise sans utilisation	Différence de conversion	Reclassement et périmètre	31/12/04
Provisions impôts différés passifs	284		-5				279
Provisions pour retraites et primes de fidélité	73	36	-16	-3		2	92
Provisions fiscales	29	1	-5	-2		1	24
Provisions pour restructurations	14	11	-7	-2			16
Provisions pour litiges et autres	151	53	-37	-25	-1	1	142
Total	551	101	-70	-32	-1	4	553

Au 31 décembre 2004, le poste « Provisions pour litiges et autres risques et charges » comprend :

— une provision pour remboursement des obligations pour 34 millions d'euros (cf. note 26) ;

— des provisions sur l'activité ferroviaire de 12 millions d'euros ;

— des provisions dont le montant unitaire est inférieur à 5 millions d'euros.

L'impact net des provisions sur le résultat de l'exercice (dotation moins reprise avec ou sans utilisation) a été comptabilisé dans les postes suivants du compte d'exploitation :

(En millions d'euros)	2003	2004
Résultat opérationnel	-4	-7
Résultat financier	18	-7
Résultat sur patrimoine hôtelier	-3	-1
Résultat sur autres actifs	9	11
Impôts	17	5
Total	37	1

Le détail des provisions pour retraites et primes de fidélités se détaille de la manière suivante :

(En millions d'euros)	2003	2004
Retraites	73	87
Primes de fidélité		5
Total	73	92

Concernant les provisions retraites uniquement :

A. Description des régimes. — Les salariés du groupe bénéficient d'avantages à court terme (congés payés, congés maladie, participation aux bénéfices), d'avantages à long terme (médaille du travail, indemnité pour invalidité de longue durée, prime de fidélité, prime d'ancienneté), d'avantages postérieurs à l'emploi à cotisations/prestations définies (indemnité de fin de carrière, frais médicaux des retraités).

Les avantages à court terme sont comptabilisés dans les dettes des différentes entités du groupe qui les accordent.

Les avantages à long terme sont attribués, soit par des régimes à cotisations définies, soit par des régimes à prestations définies.

— Régimes à cotisations définies : Ces régimes se caractérisent par des versements de cotisations périodiques à des organismes extérieurs qui en assurent la gestion administrative et financière. Ces régimes libèrent l'employeur de toute obligation ultérieure, l'organisme se chargeant de verser retraite, de mortalité, de rotation ainsi que de taux d'actualisation. Ces hypothèses prennent en considération les conditions particulières notamment macro-économiques des différents pays dans lesquels le groupe opère.

Les modifications d'hypothèses actuarielles, ou la différence entre ces hypothèses et la réalité, donnent lieu à des écarts actuariels qui sont constatés en résultat de l'exercice lors de leur survenance conformément aux principes comptables du groupe.

Pour le groupe, les régimes à prestations définies concernent principalement :

– les indemnités fin de carrière :

• indemnités forfaitaires calculées en fonction du nombre d'années de service du salarié et de son salaire annuel au moment de son départ à la retraite,

• le calcul est effectué sur la base de paramètres définis par la direction financière du groupe et des ressources humaines une fois par an en novembre de chaque année,

• le montant calculé reste en provision au bilan ;

– les régimes de retraite : les principaux régimes de retraite à prestations définies se situent au Pays-Bas et au Royaume-Uni. Ces régimes prévoient généralement le versement d'une rente et non d'une indemnité. Ils sont pré-financés auprès d'organismes extérieurs.

B. Hypothèses actuarielles. — Les évaluations actuarielles dépendent d'un certain nombre de paramètres à long terme fournies par le groupe.

Ces paramètres sont revus chaque année.

	France	Europe hors France	Amérique du Nord	Amérique latine et Caraïbes	Autres zones
Age de départ à la retraite	65 ans	57-67 ans	65-67 ans	55-65 ans	55-67 ans
Evolution des salaires	2 %-3 %	1,5 %-6,5 %	3 %	5 %-30 %	2,5 %-9 %
Taux de charges salariales	45 %	9,2 %-65 %	25 %-50 %	13,5 %-35 %	2 %-44 %
Taux d'actualisation	5,5 %	5,25 %	6,94 %	8,99 %	5,8 %-6,8 %

C. Synthèse de la situation financière des régimes à prestations définies au 31 décembre 2004. — La méthode utilisée par le groupe est la méthode des unités de crédit projetées.

(En millions d'euros)	Régimes de pensions à prestations définies	Autres régimes à prestations définies (*)	Total
Valeur actualisée des obligations non financées		33	33
Services passés non encore comptabilisés			
Valeur nette au bilan	54	33	87

(*) Dont indemnités de départ à la retraite.

D. Evolution de la situation financière des régimes à prestations définies. — Détail des fonds de pensions par zone géographique :

(En millions d'euros)	France	Europe hors France			Total
		Pays-Bas	Royaume-Uni	Autres	
Dette actuarielle au 31 décembre 2003	25	60	38	6	129
Coût des services rendus	3	1	1	2	7
Charges d'intérêt	1	4	2		7
Prestations versées aux salariés		-1	-1		-2
Cotisations employés versées au fonds	1	1	1		3
(Gains)/Pertes actuarielles	1	-8	3		-4
Dette actuarielle au 31 décembre 2004	31	57	44	8	140

(En millions d'euros)	France	Europe hors France			Total
		Pays-Bas	Royaume-Uni	Autres	
Juste valeur des actifs au 31 décembre 2003	-5	-46	-25	-3	-79
Juste valeur des actifs au 31 décembre 2004	-4	-51	-29	-2	-86

(En millions d'euros)	France	Europe hors France			Total
		Pays-Bas	Royaume-Uni	Autres	
Provision au 31 décembre 2003	-20	-14	-13	-3	-50
Provisions au 31 décembre 2004	-27	-6	-15	-6	-54

Note 25. – TSDI reconditionné.

En décembre 1990, Accor a émis des titres subordonnés à durée indéterminée reconditionnés pour une valeur nominale de 762 millions d'euros.

Simultanément, Accor a reversé à une société tierce une indemnité de 170 millions d'euros avec un double effet :

— cette société s'est engagée à racheter à la fin de la quinzième année

Ces titres sont rémunérés sous forme d'intérêts pendant quinze ans (Pi[illegible] + marge). Le swap d'immunisation, qui permet de fixer l'amortissement du principal et de rester en position de taux variable sur le flux d'intérêts net d'impôt, a fait l'objet d'un placement remboursé en février 2000.

L'effet d'impôt est réparti sur la durée de l'émission au prorata de la charge financière constatée.

Le traitement fiscal de cette émission a été reconfirmé à Accor par l'administration début 1993.

Note 26. – Obligations échangeables.

Obligations 2002 convertibles ou échangeables en actions nouvelles ou existantes Accor. — Le 24 avril 2002, Accor a émis 3 415 424 obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes (OCEANE) au prix de 166,89 €. Cet emprunt d'une valeur nominale de 570 millions d'euros porte un intérêt de 1 %, payable à terme échu le 1er janvier de chaque année.

Les obligations seront amorties par remboursement d'un tiers de la valeur nominale initiale de chaque obligation :

— le 1er janvier 2005 à un prix de remboursement de 58,86 € soit 105,81 % de la fraction de la valeur nominale des obligations appelée à être amortie à cette date ;

— le 1er janvier 2006 à un prix de remboursement de 60,14 € soit 108,11 % de la fraction de la valeur nominale des obligations appelée à être amortie à cette date ;

— le 1er janvier 2007 à un prix de remboursement de 61,47 € soit 110,50 % de la fraction de la valeur nominale des obligations appelée à être amortie à cette date.

Chacun de ces prix de remboursement se décompose en un remboursement du tiers de la valeur nominale de l'obligation et d'une prime de remboursement assurant au souscripteur initial de l'obligation un taux de rendement actuariel annuel égal à 3,125 %.

Les porteurs d'obligations pourront demander la conversion et/ou l'échange des obligations en actions, à compter du 3 mai 2002 selon les modalités suivantes :

— Jusqu'au 7 janvier 2005, à raison de 3 actions Accor par obligation convertible éligible à la conversion ;

— Du 8 janvier 2005 au 7 janvier 2006, à raison de 2 actions Accor par obligation convertible éligible à la conversion ;

— Du 8 janvier 2006 au 7 janvier 2007, à raison de 1 action Accor par obligation convertible.

La tranche de janvier a bien été amortie en janvier 2005.

Obligations 2003 convertibles ou échangeables en actions nouvelles ou existantes Accor. — Le 24 octobre 2003, Accor a émis 15 304 348 obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes (OCEANE) au prix de 40,25 €. Cet emprunt d'une valeur nominale de 616 millions d'euros porte un intérêt de 1,75 %, payable à terme échu le 1er janvier de chaque année.

Les obligations seront remboursées en totalité au pair soit 40,25 € par obligation le 1er janvier 2008.

Les porteurs d'obligations peuvent demander la conversion et/ou l'échange des obligations en actions à compter du 24 octobre 2003 à raison de 1 action pour 1 obligation.

Accor dispose par ailleurs d'une option d'amortissement anticipé permettant la conversion à compter du 1er février 2005 dès lors que le cours de l'action excède 110 % du prix d'émission, soit 44,27 €, pendant 20 jours consécutifs.

Note 27. – Analyse des dettes financières par devises et échéances.

Note 27.A. Dettes financières brutes. — Au 31 décembre 2004, la décomposition de la dette brute après opérations de couverture est la suivante :

(En millions d'euros)	2002	Taux effectif 2002 (en %)	2003	Taux effectif 2003 (en %)	2004	Taux effectif 2004 (en %)
Euro	1 664	3,06	2 246	2,47	2 681	2,61
Dollar américain	1 382	3,89	784	4,57	495	5,97
Dollar australien	137	5,58	136	5,98	114	6,28
Autres devises (1)	109		119		129	
Dette brute	3 292	3,80	3 285	3,29	3 419	3,35
Engagements crédit-baux (long terme et court terme)	185		207		183	

(En millions d'euros)	2002	Taux effectif 2002 (en %)	2003	Taux effectif 2003 (en %)	2004	Taux effectif 2004 (en %)
Dettes financières court terme et banques	331		376		416	
Total dettes financières brutes	3 703		3 720		3 787	

(1) Dont BRL : 31 millions d'euros, JPY : 30 millions d'euros, CHF : 18 millions d'euros, DKK : 15 millions d'euros et GBP : 14 millions d'euros au 31 décembre 2004.

Note 27.B. Echéancier des dettes financières brutes. — Au 31 décembre 2004, l'échéancier de la dette financière brute est le suivant :

(En millions d'euros)	2002	2003	2004
Année N + 1	331	376	416
Année N + 2	141	517	1 684
Année N + 3	828	1668	278
Année N + 4	1 870	241	766
Année N + 5	380	777	444
Année N + 6	31	28	31
Au-delà	122	113	168
Total dettes financières brutes	3 703	3 720	3 787

Au 31 décembre 2004, Accor bénéficie de plusieurs lignes de crédit confirmées à plus d'un an, non utilisées, pour un montant de 2 792 millions d'euros ayant des échéances variant entre janvier 2006 et octobre 2009. Des crédits à court terme, que le groupe a l'intention de renouveler, sont reclassés en dettes financières à long terme pour un montant de 407 millions d'euros. Après reclassement, le montant des lignes de crédit confirmées long terme non utilisées est de 2 385 millions d'euros.

Note 27.C. Dette brute avant et après opérations de couverture. — Au 31 décembre 2004, la dette brute du groupe hors opérations de couverture se décompose comme suit :

(En millions d'euros)	Taux fixe			Taux variable			Dette totale		
	Montant	Taux d'intérêt	% TF	Montant	Taux d'intérêt	% TV	Montant	Taux d'intérêt	Poids
EUR	2 864	3,61 %	87 %	435	3,12 %	13 %	3 299	3,55 %	96 %
USD				91	2,76 %	100 %	91	2,76 %	3 %
AUD	3	8,05 %	33 %	7	6,16 %	67 %	10	6,78 %	
Autres devises	16	3,61 %	45 %	19	6,31 %	55 %	35	5,10 %	1 %
Dette brute totale	2 883	3,62 %	84 %	552	3,21 %	16 %	3 435	3,55 %	100 %

En couverture et pour satisfaire aux besoins de trésorerie des activités opérationnelles, le groupe a été amené à effectuer des opérations de couverture de change pour un montant de 588 millions d'euros. Par ailleurs, le groupe a effectué des opérations de couverture de taux pour un volume de 2 154 millions d'euros.

Compte tenu de ces opérations, la dette brute après swaps de change et de taux se répartit de la manière suivante :

(En millions d'euros)	Taux fixe			Taux variable			Dette totale		
	Montant	Taux d'intérêt	% TF	Montant	Taux d'intérêt	% TV	Montant	Taux d'intérêt	Poids
EUR	1 572	2,26 %	59 %	1 109	3,11 %	41 %	2 681	2,61 %	78 %
USD	330	7,50 %	67 %	165	2,88 %	33 %	495	5,97 %	15 %
AUD	3	8,05 %	3 %	111	6,22 %	97 %	114	6,28 %	3 %
Autres devises	16	3,61 %	12 %	113	6,30 %	88 %	129	5,97 %	4 %
Dette brute totale	1 921	3,19 %	56 %	1 498	3,56 %	44 %	(*) 3 419	3,35 %	100 %

(*) L'écart entre le total de la dette brute avant et après swaps est principalement lié au différentiel de change sur swaps de change.

Note 27.D. Répartition taux fixe/taux variable de la dette brute (après opérations de couverture) :

(En millions d'euros)	Dette à taux fixe (*)			Dette à taux variable			Dette totale	
	Montant	Taux	Part fixe	Montant	Taux	Part variable	Montant	Taux
2002	1 327	3,88 %	40 %	1 965	3,74 %	60 %	3 292	3,80 %
2003	1 879	3,25 %	57 %	1 406	3,34 %	43 %	3 285	3,29 %
2004	1 921	3,19 %	56 %	1 498	3,56 %	44 %	3 419	3,35 %

(*) On entend par dette à taux fixe la dette dont le taux d'intérêt a été fixé à l'origine de l'opération pour une période supérieure à un an.

Il est précisé que sont regroupées dans cet ensemble les dettes émises à taux fixe et les dettes émises à taux variable faisant l'objet d'une couverture à taux fixe à plus d'un an.

Au 31 décembre 2004, la dette à taux fixe est principalement libellée en EUR (82 %) et en USD (17 %), la dette à taux variable est principalement libellée en EUR (74 %), en USD (11 %) et en AUD (7 %).

Ces clauses portent uniquement sur des lignes de crédit, qui, au 31 décembre 2004, ne sont pas utilisées.

La dette brute de 3 419 millions d'euros dans les comptes au 31 décembre 2004 n'est pas soumise contractuellement à de telles clauses de remboursement.

Par ailleurs, aucune

Note 28. – Analyse de l'endettement net.

(En millions d'euros)	2002	2003	2004
TSDI reconditionné	151	80	
Obligations convertibles échangeables long terme	570	1 186	996
Autres dettes long terme	2 493	1 896	2 224
Endettement de crédit-bail long terme	158	182	151
Dettes financières court terme	234	278	356
Banques	97	98	60
Dettes financières	3 703	3 720	3 787
Prêts à court terme	– 160	– 186	– 60
Titres de placement	– 541	– 833	– 1 369
Disponibilités	– 179	– 221	– 222
Créances sur cessions d'actifs à court terme	– 20	– 18	– 44
Dette nette	2 802	2 462	2 092
Dette nette début de période	2 849	2 802	2 462
Variation des dettes long terme	166	233	110
Variation des comptes financiers à court terme	– 59	– 402	– 372
Variation de périmètre et différence de conversion (1)	– 235	– 173	– 82
Variation des créances sur cessions d'actifs	81	2	– 26
Variation de période	– 47	– 340	– 370
Dette nette fin de période	2 802	2 462	2 092

(1) Sur les dettes long terme.

Au 31 décembre 2004, le poste « Titres de placement » comprend notamment un montant de 901 millions d'euros de placements de trésorerie à court terme et se décompose comme suit :

(En millions d'euros)	2003	2004
Obligations et titres de créances négociables	225	145
Placements monétaires	590	1 217
Autres	18	7
Total titres de placement	833	1 369

La valeur de marché des titres de placement s'élève à 1 369 millions d'euros au 31 décembre 2004.

Note 29. – Réconciliation de la marge brute d'autofinancement.

(En millions d'euros)	2002	2003	2004
Résultat net consolidé, part du groupe	430	270	239
Part des minoritaires	22	34	22
Amortissements et variation des provisions d'exploitation	564	543	554
Résultats des mises en équivalence nets des dividendes reçus	– 2	18	2
Impôts différés	53	8	8
Variation des provisions financières et sur gestion du patrimoine	28	72	123
Marge brute d'autofinancement	1 095	945	948
(Plus-values)/Moins-values nettes des cessions d'actifs	– 173	– 161	– 107
(Gains)/Pertes non opérationnels	39	63	65
MBA d'exploitation courante	961	847	906

Note 30. – Investissements sur actif existant.

Les investissements figurant au poste « Investissements sur actif existant » sont les dépenses immobilisables relatives au maintien ou à l'amélioration de la qualité des actifs détenus par le groupe au 1er janvier de chaque exercice et nécessaires à l'exploitation normale. Ce poste exclut donc les investissements de développement qui recouvrent les actifs immobilisés des filiales nouvellement consolidées ainsi que la constitution ou construction de nouveaux actifs. Ce poste se décompose comme suit :

(En millions d'euros)	2002	2003	2004
Hôtellerie :			
Haut et milieu de gamme	114	99	128
Economique	60	55	60
Economique Etats-Unis	68	61	82
Services	22	23	15
Autres activités :			
Agences de voyage	10	12	10
Casinos	8	8	11
Restauration	5	5	9
Services à bord des trains	8	6	2
Holding et autres	21	15	9
Investissements sur actif existant	316	284	326

Note 31. – Investissements de développement.

Les investissements de développement recouvrent les actifs immobilisés des filiales nouvellement consolidées ainsi que la constitution de nouveaux actifs. Ce poste se décompose comme suit :

(En millions d'euros)	France	Europe (hors France)	Amérique du Nord	Amérique latine et Caraïbes	Autres pays	Structures mondiales (*)	2004	2003	2002
Hôtellerie	74	168	13	6	25		286	463	693
Haut et milieu de gamme	47	103	5	1	24		180	268	516
Economique	27	65		5	1		98	180	145
Economique Etats-Unis			8				8	15	32
Services	2	28		1			31	68	18
Autres activités :									
Agences de voyages	49		35	1			85	18	1
Casinos	5	1					6	14	41

Note 32. – Frais de personnel.

Les frais de personnel se sont élevés à 2 543 millions d'euros au 31 décembre 2003 et à 2 701 millions d'euros au 31 décembre 2004.

Note 33. – Jetons de présence.

Le montant des jetons de présence versés aux membres du conseil de surveillance par diverses sociétés du groupe s'est élevé à 607 204 € dont 276 000 € versé par Accor S.A.

Note 34. – Litiges.

Gérance mandat. — La réorganisation des réseaux Formule 1 et Etap Hôtel offrant la possibilité aux associés des sociétés gérantes mandataires d'opter soit pour la poursuite des relations contractuelles dans le cadre d'un contrat de gérance mandat, soit pour un contrat de travail, s'est poursuivie au cours de l'exercice 2004.

Par ailleurs, plusieurs décisions de conseils de prud'hommes et de cour d'appel ont confirmé le caractère commercial du contrat de gérance mandat.

Les procédures judiciaires encore en cours ne sont pas de nature à remettre en cause l'évaluation financière des risques pris en compte dans les comptes consolidés de l'exercice 2004.

Contrôles fiscaux CIWLT. — La succursale en France de la Compagnie internationale des wagons lits et du tourisme (CIWLT), société de droit belge, filiale à 99,43 % de Accor S.A., a fait l'objet d'une procédure de contrôle fiscal. Au terme de ces vérifications, l'administration fiscale française a considéré que la société CIWLT dispose de son siège de direction en France et non en Belgique.

A ce titre, l'administration fiscale française a intégré dans les résultats taxables en France, le résultat de la société CIWLT, déjà taxé en Belgique. Les redressements d'un montant de 190 millions d'euros, y compris intérêts, consécutifs de cette position sont intégralement contestés par la CIWLT, cette dernière ayant reçu une attestation de l'administration fiscale belge confirmant que le siège effectif de la direction de la société CIWLT se trouve en Belgique. L'administration fiscale française a mis en recouvrement une partie des redressements (143 millions d'euros), pour lesquels une garantie bancaire a été donnée par Accor en contrepartie d'un sursis de paiement. La CIWLT a à nouveau contesté l'intégralité des impositions mises à sa charge et a demandé de bénéficier d'un sursis de paiement.

Le jugement de la société est qu'il n'existe aucun risque lié à ce redressement fiscal, la société CIWLT relevant de la fiscalité belge.

Autres litiges. — Par ailleurs, dans le cadre de la gestion courante de ses activités, le groupe est sujet à divers litiges ou contentieux dont la société estime qu'ils n'entraîneront aucun coût significatif ou n'auront aucune incidence sensible sur sa situation financière, son activité et/ou son résultat.

Note 35. – Engagements hors bilan au 31 décembre 2004.

L'échéancier des engagements hors bilan au 31 décembre 2004 est le suivant :

(En millions d'euros)	< 1an	1 à 5 ans	> 5 ans	2004	2003	2002
Engagements diminuant la liquidité des actifs (1) . .			29	29	37	41
Hôtellerie Australie (2)			0	0	46	46
Hôtellerie Italie (25 %)						39
Option d'achat 30 % Go Voyages (3)					22	29
Novotel Paris Tour Eiffel (4)		9		9	9	9
Hôtellerie Suisse .	6			6	6	6
Groupe Lucien						

(En millions d'euros)	< 1an	1 à 5 ans	> 5 ans	2004	2003	2002
Engagements donnés pour exploitation des opérations courantes (7)		226	57	283	89	100
Passifs éventuels .						
Total 2004 . . .	57	452	90	599		
Total 2003 . . .	48	145	103		333	
Total 2002 . . .	91	136	49			317

(1) Les engagements diminuant la dette sont constitués de nantissements et d'hypothèques valorisés sur la base de la valeur nette comptable des actifs concernés.

(2) Au cours de la période, la promesse unilatérale d'achat portant sur le Mercure Railway Square est arrivée à échéance et n'a pas été exercée.

(3) En juin 2004, l'option de rachat des 30 % de Go Voyages a été exercée pour un montant de 22 millions d'euros.

(4) Dans le cadre des accords signés entre Colony et Accor lors de la reprise du Novotel Paris Tour Eiffel, le fonds d'investissement américain Colony a négocié une option de vente portant sur 60 % des titres détenus dans la société Front de Seine Participations, entre la cinquième et la septième année. Le prix sera déterminé sur une base d'un multiple de l'EBITDA moins les dettes.

(5) Dans le cadre des accords signés entre Colony Capital, la famille Barrière et Accor, Colony Capital dispose d'une option de vente de sa participation de 15 % dans le Groupe Lucien Barrière. Parallèlement, Accor dispose d'une option d'achat de cette même participation.

Colony Capital pourra notifier dans les 30 jours suivant la date de clôture de chacun des exercices de la société Groupe Lucien Barrière clos les 31 octobre 2007, 2008 et 2009 leur intention de céder leurs titres, objet de la promesse.

Le prix de la participation de 15 % dans Groupe Lucien Barrière sera déterminée par des experts indépendants sur la base de valorisation de marché. Cette option figure dans les engagements hors bilan au 31 décembre 2004 pour un montant de 140 millions d'euros.

(6) Le solde de 85 millions d'euros de garanties données à des tiers dans le cadre d'opérations de financement comprend principalement un engagement de 25 millions d'euros accordé aux banques finançant le groupe Dorint (cf. Note 2.B.2).

(7) Dans le cadre des engagements donnés pour l'exploitation des opérations courantes, Accor a garanti au propriétaire de quatre Ibis en Pologne le paiement des loyers annuels par Orbis pour un montant total de 26 millions d'euros.

Par ailleurs, pour ce qui concerne le litige fiscal CIWLT (cf. Note 34), l'administration fiscale a mis en recouvrement une partie des redressements pour un montant de 143 millions d'euros. A cet effet, en contrepartie d'un sursis de règlement, Accor a donné une garantie bancaire en août 2004 a l'administration fiscale.

A la connaissance du groupe, il n'existe pas d'engagement autre que ceux figurant ci-dessus selon les normes comptables en vigueur.

Note 36. – Résultat net des sociétés intégrées avant impôt.

(En millions d'euros)	2002	2003	2004
Résultat courant avant impôt (RGO)	703	523	592
Annulation des quote-part dans le résultat des sociétés mises en équivalence.	– 14	6	– 10
Résultat courant des sociétés intégrées avant impôt . . .	689	529	582
Résultat sur gestion du patrimoine hôtelier. . . .	[illegible]	[illegible]	[illegible]

Note 37. – Principales filiales et participations consolidées au 31 décembre 2004.

Les principales filiales et participations consolidées représentent 87,1 % du chiffre d'affaires, 89,3 % du résultat brut d'exploitation et 90,10 % du résultat opérationnel. Les nombreuses autres entités représentent individuellement moins de 0,3 % de chacun des agrégats (chiffre d'affaires, résultat brut d'exploitation, résultat opérationnel).

[illegible]

IG : Intégration globale
IP : Intégration proportionnelle
MEE : mise en équivalence

HOTELLERIE

France

Société	Pays	Méthode	%
Exhotel	France	IG	100,00%
Hotexco	France	IG	100,00%
La Thermale de France	France	IG	100,00%
Mer et Montagne	France	IG	100,00%
Mercure International Hotels	France	IG	100,00%
Pullman International Hotels	France	IG	100,00%
Saint Jacques Hôtels et Congrès	France	IG	100,00%
SNC DGR Grand Ouest	France	IG	100,00%
SNC DGR Ile De France	France	IG	100,00%
SNC DGR Rhône Alpes Méditerranée	France	IG	100,00%
Société Commerciale des Hôtels Economiques	France	IG	99,90%
Société de Développement des Hôtels Economiques	France	IG	100,00%
Société de Management International	France	IG	100,00%
Société de Participations Financières d'Hôtellerie	France	IG	100,00%
Société d'Etude et de Promotion Hôtelière Internationale	France	IG	100,00%
Société Hôtelière de la Porte de Sèvres	France	IG	100,00%
Société Internationale de Services des Hotels Economiques	France	IG	100,00%
Thalamer	France	IG	99,91%
Société d'Exploitation d'Hôtels Suites	France	IG	98,61%
Société Hôtelière Nice Centre	France	MEE	45,00%

Europe Hors France

Société	Pays	Méthode	%
Accor Hôtellerie Deutschland	Allemagne	IG	100,00%
Accor Hôtel Mercure Management	Allemagne	IG	100,00%
Dorint	Allemagne	MEE	26,01%
Accor Austria AG	Autriche	IG	100,00%
Ibis Hôtels Belgium	Belgique	IG	99,72%
Accordination	Belgique	IG	99,61%
Accor Hotels Belgium	Belgique	IG	99,72%
Accor Hotels Denmark	Danemark	IG	100,00%
Accor Hoteles Espagne	Espagne	IG	99,57%
Société Hotelière Athènes Centre	Grèce	IG	100,00%
Pannonia Hotels RT	Hongrie	IG	99,92%
SoGeI Gestioni Alberghiere Italia	Italie	IG	98,45%
Fermore Immobiliare	Italie	IG	98,28%
Sifalberghi	Italie	IG	96,26%
Motel Maatschappij Hollande	Pays-Bas	IG	100,00%
Ibism BV	Pays-Bas	IG	100,00%
Novotel Nederland	Pays-Bas	IG	100,00%
Postiljon	Pays-Bas	IG	100,00%
Orbis	Pologne	MEE	35,58%
Gotstar	Portugal	IP	50,00%
Ports	Portugal	IP	60,00%
Accor UK Business & Leisure	Royaume-Uni	IG	100,00%
Accor UK Economy Hotels	Royaume-Uni	IG	100,00%
Accor Hôtels Scandinavia	Suède	IG	100,00%
Accor Suisse	Suisse	IG	100,00%

Amérique du Nord

[illegible]

[illegible]

Société	Pays	Méthode	%
NSB	Argentine	IG	100,00%
Hotelaria Accor Brasil	Brésil	IG	71,31%
Outlook Brasil	Brésil	IG	49,86%

Autres Pays

Société	Pays	Méthode	%
Saudi Hotels Management	Arabie Saoudite	IG	100,00%
Accor Asia Pacific Corp	Australie	IG	99,79%
Société Propriétaire de l'Hôtel de Ngor	Sénégal	IG	99,80%
Société Abidjanaise	Côte d'Ivoire	IG	74,90%
El Gezirah Hotels Tourism	Egypte	IG	64,93%
Risma	Maroc	MEE	45,29%

SERVICES

France

Société	Pays	Méthode	%
Accor Services France	France	IG	99,50%
Restaupro	France	IG	99,96%
French Line Diffusion	France	IP	49,87%

Europe Hors France

Société	Pays	Méthode	%
Accor Services Deutschland	Allemagne	IG	99,52%
Accor Services Austria	Autriche	IG	98,79%
Accor T.R.B.	Belgique	IG	99,62%
Gemeaz	Italie	IG	94,84%
Euro Servicos Alimentares	Portugal	IG	97,12%
Luncheon vouchers	Royaume-Uni	IG	99,62%
Rikskuponger	Suède	IG	99,52%
Accor Services Roumania	Roumanie	IG	84,50%

Amérique du Nord

[illegible]

[illegible]

Société	Pays	Méthode	%
Servicios Ticket	Argentine	IG	99,62%
Ticket Brésil	Brésil	IG	49,99%
Accor Services Chili	Chili	IG	74,07%
Accor Servicios Empresariales	Mexique	IG	97,62%
Sodexa	Vénézuela	IG	65,82%

Autres Pays

Société	Pays	Méthode	%
Accor Services Australia	Australie	IG	99,58%

AUTRES METIERS

Société	Pays	Méthode	%
Académie Accor	France	IG	100,00%
Accor Réservation Service	France	IG	100,00%
Compagnie de Tourisme Frantour	France	IG	100,00%
Frantour	France	IG	100,00%
Devimco	France	IG	99,98%
Lenôtre	France	IG	98,77%
Scapa Italia	Italie	IG	97,00%
Go Voyages	France	IG	100,00%
GR	Brésil	IG	49,59%
Groupe Lucien Barrière	France	IP	30,19%
Financière Courtepaille	France	MEE	30,00%
Club Méditerranée	France	MEE	38,93%

99,49% Compagnie Internationale des Wagons Lits & du Tourisme (1) — Belgique

Société	Pays	Méthode	%
Rail Restauration	France	IG	99,49%
Société Française de Promotion Touristique & Hotelière	France	IG	99,48%
Treno	Italie	IG	99,49%
WLT Mexicana	Mexique	IG	99,49%

49,74% CWT Beheermaatschappij (1) — Pays Bas

Société	Pays	Méthode	%
Carlson Canada	Canada	IP	49,74%
World Tourist	Danemark	IP	49,74%
Carlson USA	Etats-Unis	IP	49,74%
Compagnie de Service de Voyage et de Tourisme	France	IP	49,74%
Société d'Exploitation de Voyages et de Tourisme	France	IP	49,74%
Wagon-Lits Tourisme Réseau International France	France	IP	49,74%
CWT Beheermaatschappij	Pays Bas	IP	49,74%
CW Travel UK	Royaume-Uni	IP	49,74%
HQ Asia	Thaïlande	IP	49,74%
CWT Espagne	Espagne	IP	49,74%
GEMINI - MLT	Italie	IP	49,74%
CWT Australie	Australie	IP	49,74%
CWT Nederland BV	Pays-Bas	IP	49,74%

(1) Les sociétés sont toutes en détention directe par Accor SA à l'exception de la Compagnie des Wagons Lits et la CWT Beheermaatschappij.

Note 38. – Evénements post clôture.

Colony Capital investit 1 milliard d'euros dans Accor. — L'opération financière se fera simultanément en deux tranches égales de 500 millions d'euros :

— Une émission d'obligations remboursables en actions (ORA) d'une durée de trois ans, avec un intérêt annuel de 4,5 % ; les obligations seront émises à 3 900 €, ce qui représente, sur la base d'un ratio de remboursement d'une obligation remboursable pour 100 actions à 39 €, une prime de 10 % par rapport à la moyenne des cours de l'action Accor dans le mois précédant le conseil de surveillance du 8 mars dernier ;

— Une émission d'obligations convertibles, d'une durée de cinq ans, avec un intérêt annuel de 3,25 %, émises à 4 300 €, ce qui représente, sur la base d'un ratio de remboursement d'une obligation convertible pour 100 actions à 43 €, une prime de 21 % sur les mêmes bases que la précédente. Colony aura la possibilité, s'il le souhaite, de convertir en actions au bout de trois ans.

A l'issue de ces émissions qui lui seront réservées, Colony Capital détiendra environ 10,6 % du capital de Accor. Un certain nombre de clauses spécifiques ont été mises en place en accord avec Colony Capital, afin de [illegible]

pation minoritaire, afin de réduire la volatilité des résultats sur ce segment plus sensible aux cycles économiques.

Dans l'hôtellerie milieu de gamme, Accor va transformer les contrats de location fixe en location variable sur la base d'un pourcentage du chiffre d'affaires sans minimum garanti. Un des objectifs recherchés est de variabiliser une partie des charges auparavant fixes.

Dans ce cadre, une première réalisation a été signée en mars 2005 portant sur un parc immobilier de 128 hôtels en France, d'une valeur de 1 025 millions d'euros, avec la Foncière des Murs, un consortium d'investisseurs comprenant Foncière des régions, Generali, Assurances Crédit mutuel vie et Predica (groupe Crédit agricole).

Les contrats sont d'une durée de 12 ans, renouvelables quatre fois par hôtel, au gré de Accor. Le loyer est de 15,5 % du chiffre d'affaires, sans minimum garanti, et passe à 14,5 % lors du premier renouvellement.

Cette opération devrait permettre de dégager 140 millions d'euros de trésorerie.

L'investisseur s'est également engagé à financer un programme de rénovation de 100 millions d'euros, qui va permettre notamment d'accélérer le repositionnement de Novotel avec la nouvelle chambre « Novation ».

ront une comparaison avec l'exercice 2004. La date de transition aux IAS/IFRS est le 1er janvier 2004.

En vue de la publication de ses états financiers comparatifs pour l'exercice 2005 et conformément à la recommandation de l'Autorité des marchés financiers relative à la communication financière pendant la période de transition, le groupe Accor a préparé des informations financières 2004 sur la transition aux normes IAS/IFRS présentant à titre d'information préliminaire l'impact chiffré attendu du passage aux IFRS sur :

— le bilan à la date de transition, soit le 1er janvier 2004, date à laquelle les impacts définitifs de la transition seront enregistrés en capitaux propres lors de la publication des comptes consolidés 2005 ;

— le bilan et le compte de résultat au 31 décembre 2004.

Ces informations financières 2004 sur l'impact chiffré attendu du passage aux IFRS ont été préparées en appliquant aux données 2004 les normes et interprétations IFRS que le groupe Accor estime devoir appliquer pour la préparation de ses comptes consolidés comparatifs au 31 décembre 2005. La base de préparation de ces informations financières 2004 décrite ci-dessous résulte en conséquence :

— des normes et interprétations IFRS applicables de manière obligatoire au 31 décembre 2005 telles qu'elles sont connues à ce jour ;

— de la résolution que le groupe Accor anticipe à ce jour des questions techniques et des projets en cours discutés par l'IASB et l'IFRIC et qui pourraient devoir être applicables lors de la publication des comptes consolidés de l'exercice 2005 ;

— des options retenues et des exemptions utilisées qui sont celles que le groupe retiendra selon toute vraisemblance pour l'établissement de ses premiers comptes consolidés IFRS en 2005.

Pour toutes ces raisons, il est possible que le bilan d'ouverture présenté ne soit pas le bilan d'ouverture à partir duquel les comptes consolidés de l'exercice 2005 seront effectivement établis, du fait d'éventuelles modifications qui interviendront sur l'application de ces normes.

Ces informations ont fait l'objet d'un examen par le directoire, le Comité des comptes et de diligences d'audit par les commissaires aux comptes.

II. – Organisation du projet de conversion.

Le groupe Accor a anticipé l'application des normes IFRS par la mise en place d'un système d'information unique comprenant :

— une base de données gérant l'ensemble des établissements et entités du groupe ;

— un plan de comptes normé (nature et destination) et unifié pour l'ensemble de ses activités ;

— un progiciel intégré de gestion (Oracle Applications) destiné à la division hôtelière ;

— un nouvel outil de consolidation pour la collecte et le traitement des données (Hyperion Financial Management).

Un diagnostic réalisé par la direction de la consolidation groupe, a tout d'abord permis :

— de mettre en évidence les principales divergences entre les normes IFRS et la pratique actuelle du groupe ;

— de procéder à l'analyse des options comptables ;

— d'apprécier les implications organisationnelles, fonctionnelles et informatiques liées à la mise en place de ces nouvelles normes.

Ce diagnostic a permis à Accor de procéder au déploiement de ce nouveau référentiel par :

— l'élaboration d'un manuel de formation aux nouvelles normes et de guide pratique des travaux à réaliser ;

— la formation des équipes financières aux nouvelles normes : 400 personnes ont ainsi bénéficié d'une formation de plusieurs jours à Paris et la direction de la consolidation groupe a visité la majorité des pays pour revoir les traitements IAS/IFRS établis localement ;

— l'adaptation des systèmes d'information comptables et financiers.

III. – Présentation des normes et options appliquées pour l'établissement des premières informations chiffrées IFRS.

A. Présentation des normes appliquées. — Les comptes IFRS 2004 sont établis conformément aux dispositions de la norme IFRS 1, première application des IFRS suivant les normes IFRS/IAS, applicables au 1er janvier 2005, telles qu'elles sont publiées au 31 décembre 2004. Par ailleurs, le groupe a décidé d'appliquer par anticipation au 1er janvier 2004, les normes IAS 32 et IAS 39 révisées relatives aux instruments financiers.

Par ailleurs, en raison du caractère international de ses activités, le groupe Accor appliquait d'ores et déjà les méthodes préférentielles prescrites par le règlement CRC 99-02, proches des normes IFRS, tels que la capitalisation des contrats de location et de crédit-bail qualifiés de location-financement et la constatation en bilan de ses engagements de retraites à prestations

— Des exemptions facultatives que le groupe n'a pas choisi d'appliquer :

- Retraitement rétrospectif des regroupements d'entreprises antérieurs à la date de transition conformément à la norme IFRS 3. Regroupements d'entreprise,
- Possibilité de réévaluation des immobilisations corporelles à la date de transition à leur juste valeur,
- Comptabilisation au compte de résultat de tous les écarts actuariels cumulés à la date de transition (Accor comptabilise déjà au compte de résultat les écarts actuariels à chaque clôture d'exercice).

Le groupe a choisi l'option de transférer en « Réserves consolidées » les écarts de conversion relatifs à la conversion des comptes des filiales étrangères au 1er janvier 2004 (après prise en compte des retraitements IFRS sur la situation nette d'ouverture) pour un montant total de 447 M€. Cet ajustement est sans impact sur le total des capitaux propres d'ouverture au 1er janvier 2004.

IV. – Description des ajustements IFRS.

1. IFRS 3. Regroupements d'entreprises :

— Principes comptables actuels : le groupe amortit ses écarts d'acquisition sur 40 ans pour l'activité hôtelière et l'activité de service et sur 10 à 20 ans pour les autres métiers ;

— Normes IFRS : les écarts d'acquisition ne sont plus amortis mais soumis à des tests de dépréciation annuellement. La provision constatée au compte de résultat devient irréversible.

Les impacts sur les comptes liés à l'application de la norme IFRS 3 sont les suivants :

(En M€)	IFRS 3
Impact capitaux propres au 1er janvier 2004	0
Impact résultat net au 31 décembre 2004	+77

2. IAS 38. Immobilisations incorporelles :

— Principes comptables actuels : le groupe comptabilise certaines dépenses en charges à répartir : frais de premier établissement, frais d'augmentation de capital, frais de pré-ouverture ...

— Normes IFRS : les charges à répartir sont à constater en charges de l'exercice si elles ne sont pas constitutives d'actifs immobilisables. Le groupe a donc été amené à reclasser principalement en immobilisations incorporelles et corporelles ou à retraiter en capitaux propres ou en compte de résultat l'ensemble des frais suivants :

- Les frais de premier établissement ;
- Les frais d'augmentation de capital ;
- Les frais d'acquisition d'immobilisations ;
- Les frais de pré-ouverture.

Il est précisé que ces frais étaient, jusqu'à ce jour, capitalisés et amortis sur une durée de trois à cinq ans. Ces frais seront dorénavant constatés en charges de l'exercice.

Les impacts sur les comptes liés à l'application de la norme IAS 38 sont les suivants :

(En M€)	IAS 38
Impact capitaux propres au 1er janvier 2004	–30
Impact résultat courant au 31 décembre 2004	0

3. IAS 16. Immobilisations corporelles :

— Principes comptables actuels : Le groupe comptabilise ses actifs à leur coût d'acquisition ou à leur coût de revient. Ces actifs sont amortis sur leur durée d'utilité.

— Normes IFRS : le groupe a décidé de ne pas appliquer les options proposées par les normes IFRS 1, Première adoption des normes internationales d'information financière, et IAS 16 consistant à réévaluer les immobilisations à la date de transition ou à chaque clôture d'exercice. Le groupe a par conséquent opté pour la comptabilisation de ses immobilisations corporelles à leur coût d'acquisition diminué du cumul des amortissements et du cumul des pertes de valeur.

La mise en application de la norme IAS 16 a amené le groupe à homogénéiser la comptabilisation de ses immobilisations par composantes

4. IAS 17. Contrats de location :

— Principes comptables actuels : Le groupe applique la méthode préférentielle prescrite par la réglementation française CRC 99-02 qui requiert de capitaliser les contrats de crédit-bail et assimilés qualifiés de location-financement. Dans ce cadre, afin de définir la notion de contrat de location-financement, le groupe privilégie systématiquement l'analyse économique du partage des risques et avantages inhérents à la propriété entre le preneur et le bailleur.

Les charges de loyers répondant aux critères de la norme IAS 17 en matière de qualification de « Contrats de location simple » sont linéarisées et indexées sur la base d'indices du type indice construction ou inflation.

— Normes IFRS : Accor a effectué une revue de l'ensemble de ses 1 553 contrats de location simple à fin décembre 2003. Cette revue lui a permis d'identifier 34 contrats qualifiés de contrats de location-financement qui ont été recapitalisés dans le bilan d'ouverture. Les 1 519 autres contrats ont été qualifiés de contrats de location simple.

Par ailleurs, l'adoption des normes IFRS a amené le groupe à abandonner la linéarisation des loyers avec indexation économique au profit d'une méthode de linéarisation sans aucune indexation. Ce changement nous conduit ainsi à reconnaître une charge constante sur l'ensemble de la période de location. L'impact, calculé rétrospectivement depuis la date initiale de signature des contrats de location, a été constaté en capitaux propres dans le bilan d'ouverture et le sera en résultat sur les exercices suivants.

Les impacts sur les comptes liés à l'application de la norme IAS 17 sont les suivants :

(En M€)	IAS 17 Linéarisation des loyers	IAS 17 Reconsolidation des contrats de location
Impact capitaux propres au 1er janvier 2004.	-262	-31
Impact résultat courant au 31 décembre 2004.	-49	-7

5. IAS 36. Dépréciation d'actifs :

— Principes comptables actuels : Depuis de nombreuses années, le groupe réalise des tests sur la valorisation de ses actifs hôteliers pour s'assurer que leur valeur nette comptable n'est pas supérieure à leur valeur d'utilité ou leur valeur de marché. Les tests de dépréciation relatifs à des actifs hôteliers de catégorie haut et milieu de gamme ou économique (Sofitel, Novotel, Mercure, Suitehotel, Ibis) sont réalisés par unités alors que les tests de dépréciation relatifs à des actifs hôteliers de catégorie très économique (Formule 1, Etap, Motel 6, Red Roof Inns) sont réalisés globalement pour des unités hôtelières d'un même pays.

— Normes IFRS : L'adoption de la norme IAS 36 conduit le groupe à changer la définition de ses Unités génératrices de trésorerie (UGT) de l'hôtellerie très économique. Les tests de dépréciation des unités très économiques seront désormais effectués par hôtel et non plus par pays.

Les impacts sur les comptes liés à l'application de la norme IAS 36 sont les suivants :

(En M€)	IAS 36
Impact capitaux propres au 1er janvier 2004	-120
Impact résultat courant au 31 décembre 2004	+20

6. IAS 19. Avantages au personne/IFRS 2. Paiement en actions :

— Principes comptables actuels : Depuis le 1er janvier 2000 et l'application du règlement du Comité de la réglementation comptable CRC 99-02, le groupe applique déjà la méthode préférentielle et provisionne ses engagements de retraites.

— Normes IFRS : L'application de la norme IFRS 2 a pour conséquence de constater en charge sur la période d'acquisition des droits, l'avantage octroyé aux salariés dans le cadre de plans d'options de souscription d'actions réservées aux salariés émis après le 7 novembre 2002 (le groupe ayant retenu l'option de ne pas retraiter les plans antérieurs au 7 novembre 200 De même, l'avantage octroyé au salarié dans le cadre de Plan d'épargne d'entreprise est à constater en charge de la période.

Les impacts sur les comptes liés à l'application de la norme IFRS 2 sont les suivants :

(En M€)	IFRS 2
Impact capitaux propres au 1er janvier 2004	
Impact résultat courant au 31 décembre 2004	-10

7. IAS 12. Impôt sur le résultat :

— Principes comptables actuels : Le groupe comptabilise un impôt différé pour les différences temporelles entre les valeurs comptables des actifs et des passifs et leurs bases fiscales.

— Normes IFRS : La mise en application de la norme IAS 12 a amené le groupe à constater des impôts différés sur ses retraitements propres aux normes IAS/IFRS, ainsi que sur son TSDI.

Les impacts sur les comptes liés à l'application de la norme IAS 12 sont les suivants :

(En M€)	IAS 12
Impact capitaux propres au 1er janvier 2004	-122
Impact résultat net au 31 décembre 2004	-20

8. IAS 32/39. Instruments financiers :

— Principes comptables actuels : Les instruments financiers sont comptabilisés à leur valeur nominale et présentés en dette au bilan à l'exception des instruments dérivés. En ce sens, le traitement des obligations convertibles ne diffère pas des obligations standard qui font l'objet d'une inscription en dette pour leur intégralité.

Les résultats relatifs aux instruments financiers utilisés dans le cadre d'opérations de couverture sont déterminés et comptabilisés de manière symétrique à la prise en compte des produits et charges sur les éléments couverts.

Les promesses unilatérales d'achat accordées par le groupe sont présentées dans les engagements hors bilan.

— Normes IFRS : Les passifs financiers, en dehors des emprunts obligataires convertibles, sont comptabilisés au coût amorti.

Les instruments financiers dérivés sont enregistrés au bilan à leur valeur de marché. Les variations de valeur de marché sont enregistrées en résultat sauf pour les opérations qualifiées de couverture de flux futurs (flux liés à une dette à taux variable) pour lesquelles les variations de valeur sont enregistrées en capitaux propres.

Les dispositions de la norme IAS 32-39 conduisent à considérer les obligations convertibles dont les OCEANE comme des instruments composés (« Compound Instruments ») qu'il convient de dissocier au bilan en :

- une composante obligataire enregistrée en dette ;
- une composante action enregistrée en capitaux propres (assimilables à une vente d'option d'achat.

La dette relative à des promesses unilatérales d'achat sur des titres de filiales consolidées préalablement en intégration globale est désormais comptabilisée au bilan. La valeur de ces options unilatérales d'achat est comptabilisée en dette en contrepartie d'une réduction des intérêts minoritaires et d'une augmentation de l'écart d'acquisition.

Les impacts sur les comptes liés à l'application de ces nouveaux principes sont les suivants :

(En M€)	IAS 32/39
Impact capitaux propres au 1er janvier 2004	53
Impact résultat courant au 31 décembre 2004	-9

Bilan IAS/IFRS au 1er janvier 2004.
(En millions d'euros.)

Actif	Bilan normes	IAS 16 Amortisse-	IAS 38 Charges	IAS 17 Linéarisa-	IAS 17 Reconsoli- dation des	IAS 36 Déprécia-	IAS 32-39 Instruments	IAS 12 Impôts	Autres et reclas-	Total retraite-	Bilan IFRS

Actif	Bilan normes françaises 31/12/03	IAS 16 Amortissement/Composantes	IAS 38 Charges à répartir	IAS 17 Linéarisation des loyers	IAS 17 Reconsolidation des contrats de location	IAS 36 Dépréciation d'actifs	IAS 32-39 Instruments financiers	IAS 12 Impôts différés	Autres et reclassements	Total retraitements IFRS	Bilan IFRS 01/01/04
Autres immobilisations financières	386				–1		–38			–39	347
Total immobilisations financières	1 038	–6	9	–7	–6		–38		162	115	1 153
Actifs d'impôts différés à long terme	45	71	16	142	9	73	18	–14	2	317	362
Total actifs non courants	7 319	–135	11	135	183	–111	5	–14	33	107	7 426
Stocks	64	–3				–10				–13	51
Clients	1 074										1 074
Autres tiers et comptes de régularisation actif	901		–42	–397	–1		–18		–28	–487	414
Fonds réservés titres de services courants	340										340
Créances sur cessions d'actifs à court terme	18										18
Prêts à court terme	186						–14			–14	172
Titres de placement	833						1			1	834
Disponibilités	221				1		122			123	344
Total actif courant	3 637	–3	–42	–397	0	–10	90		–28	–391	3 246
Total actif	10 956	–138	–31	–262	183	–121	95	–14	4	–285	10 671

Passif	Bilan normes françaises 31/12/03	IAS 16 Amortissement/Composantes	IAS 38 Charges à répartir	IAS 17 Linéarisation des loyers	IAS 17 Reconsolidation des contrats de location	IAS 36 Dépréciation d'actifs	IAS 32-39 Instruments financiers	IAS 12 Impôts différés	Autres et reclassements	Total retraitements IFRS	Bilan IFRS 01/01/04
Capital	593										593
Primes	1 903										1 903
Réserves	1 268	–138	–30	–262	–31	–120	–39	–122	–448	–1 190	78
Réserve liée à la variation de juste valeur							92			92	92
Différence de conversion	–447								447	447	0
Résultat de l'exercice	270										270
Capitaux propres	3 587	–138	–30	–262	–31	–120	53	–122	–1	–651	2 936
Intérêts minoritaires	96	0	–1	0	0	0	–7		–1	–10	86
Capitaux propres et intérêts minoritaires	3 683	–138	–31	–262	–31	–121	47	–122	–2	–660	3 023
TSDI LT	80						–2			–2	78
Obligations convertibles ou échangeables en actions Accor	1 186						–92			–92	1 094
Autres dettes à long terme	1 896				15		56			72	1 968
Endettement en crédit-bail	182				191					191	373
Passifs d'impôts différés	284							107		107	391
Provisions à caractère non courant	73								8	8	81
Total passif non courant	3 701				206		–38	107	8	283	3 984
Total capitaux propres	7 384	–138	–31	–262	175	–121	9	–14	6	–377	7 007
Fournisseurs	647										647
Dettes d'impôts	107										107
Autres tiers	902		0		0				1	–1	901
Titres de service à rembourser	1 346										[illegible]

Compte de résultat IAS/IFRS au 31 décembre 2004.

(En millions d'euros)	P & L normes françaises 31/12/04	IAS 16 Amortissement/ Composantes	IAS 19 - IFRS 2 Avantages au personnel	IAS 38 Charges à répartir	IAS 17 Linéarisation des loyers	IAS 17 Reconsolidation des contrats de location	IAS 36 Dépréciation d'actifs	IAS 32-39 Instruments financiers	IAS 12 Impôts différés	IFRS 3 Ecarts d'acquisition	Autres et reclassements	Total retraitements IFRS	Total impact P/L 2004 IFRS
Chiffres d'affaires	7 123										-59	-59	7 064
Charges d'exploitation	-5 264	-1	-10	-22		0	0				58	25	-5 239
Marge brute d'exploitation	1 859	-1	-10	-22			0	0			-1	-34	1 825
Loyers	-760			0	-49	19						-30	-790
Excédent brut d'exploitation	1 099	-1	-10	-22	-49	19	0				-1	-64	1 035
Amortissements et provisions	-437	-17		22		-10	20					14	-423
Résultat d'exploitation	662	-18	-10	-1	-49	8	20				-1	-50	612
Résultat financier	-80					-15		-9			5	-20	-100
Quote-part des MEE net d'impôt	10	1		1					-1	0	-10	-9	1
Résultat avant impôt	592	-17	-10	0	-49	-7	20	-9	-1	0	-7	-79	513
Ecarts d'acquisition	-115									115		115	
Dépréciation d'actifs						0	-38					-38	-38
Résultat des activités non conservées	83										-5	-5	78
Plus ou moins-value de cession sur patrimoine hôtelier	-26	0										0	-26
Résultat de la gestion des autres actifs	-115	0		0				-5			0	-4	-119
Impôts	-158	6	0	3	13	2	-8	3	-19		6	6	-152
Résultat de l'exercice	261	-10	-10	3	-36	-5	-26	-11	-20	115	-5	-4	257
Intérêts minoritaires	-22	0	0		0	0					-1	-1	-23
Résultat net part du groupe	239	-10	10	3	-36	-5	-26	11	-20	115	-6	-6	233

Bilan IAS/IFRS au 31 décembre 2004.
(En millions d'euros.)

Actif	Bilan normes françaises 31/12/04	IAS 16 Amortissement/ Composantes	IAS 19 - IFRS 2 Avantages au personnel	IAS 38 Charges à répartir	IAS 17 Linéarisation des loyers	IAS 17 Reconsolidation des contrats de location	IAS 36 Dépréciation d'actifs	IAS 32-39 Instruments financiers	IAS 12 Impôts différés	IFRS 3 Ecarts d'acquisition	Autres et reclassements	Total retraitements IFRS	Bilan IFRS 01/01/04
Ecarts d'acquisition	1 758	-10		0		-1		34		75	-189	-91	1 667
Immobilisations incorporelles	364	-4		-17							57	36	400
Immobilisations corporelles	3 950	-202		0		147	-152				-26	-232	3 718
Prêts long terme	329												329
Titres mis en équivalence	420	-5		12	-9						179	178	598
Autres immobilisations financières	328							-38				-38	290
Total immobilisations financières	1 077	-5		12	-9			-38			179	140	1 217
Actifs d'impôts différés à long terme	47	76		17	150	13	59	21	-14		3	326	373
Total actifs non courants	7 196	-145		12	141	159	-92	17	-14	75	24	178	7 374
Stocks	79	-1					-9					-10	69
Clients	1 272												1 272
Autres tiers et comptes de régularisation actif	922	0		-39	-424	-1		-15			-30	-508	414
Fonds réservés titres de services courants	346												346
Créances sur cessions d'actifs à court terme	44												44
Prêts à court terme	60							-14				-14	46
Titres de placement	1 369							1				1	1 370
Disponibilités	222							78				78	300
Total actif courant	4 314	0		-39	-424	-1	-9	50			-30	-454	3 860
Total actif	11 510	-145		-27	-283	159	-101	67	-14	75	-6	-275	11 235

Passif	Bilan normes françaises 31/12/04	IAS 16 Amortissement/ Composantes	IAS 19 - IFRS 2 Avantages au personnel	IAS 38 Charges à répartir	IAS 17 Linéarisation des loyers	IAS 17 Reconsolidation des contrats de location	IAS 36 Dépréciation d'actifs	IAS 32-39 Instruments financiers	IAS 12 Impôts différés	IFRS 3 Ecarts d'acquisition	Autres et reclassements	Total retraitements IFRS	Bilan IFRS 01/01/04
Réserves	1 272	−136		−31	−250	−29	−113	−38	−121		−472	−1 190	82
Réserve liée à la variation de juste valeur			10					92				102	102
Différence de conversion	−560	1		1	2		−1		1	−1	464	467	−93
Résultat de l'exercice	239	−10	−10	3	−36	−5	12	−11	−20	77	−6	−6	233
Capitaux propres	3 755	−145	0	−26	−284	−34	−101	43	−140	75	−14	−626	3 129
Intérêts minoritaires	78	0		−1		0	0	−6		0	−1	−8	70
Capitaux propres et intérêts minoritaires	3 833	−146	0	−27	−284	−34	−101	37	−140	75	−15	−634	3 199
TSDI LT													
Obligations convertibles ou échangeables en actions Accor	996							−46				−46	950
Autres dettes à long terme	2 224							72				72	2 296
Endettement en crédit-bail	151					186						186	337
Passifs d'impôts différés	279								127			127	406
Provisions à caractère non courant	92										9	9	101
Total passif non courant	3 742					186		26	127		9	348	4 090
Total capitaux permanents	7 575	−146	0	−27	−284	152	−101	63	−14	75	−6	−286	7 289
Fournisseurs	752					6						6	758
Dettes d'impôts	99												99
Autres tiers	925	0									−2	−2	923
Titres de service à rembourser	1 561												1 561
Provisions à caractère courant	182				1			−34			2	−31	151
Dettes financières à court terme (y compris location-financement)	356					0		92				92	448
Banques	60							−55				−55	5
Total passif courant	3 935	0			1	6		3			0	11	3 946
Total passif	11 510	−145	0	−27	−283	159	−101	67	−14	75	−6	−275	11 235

VIII. — Rapport des commissaires aux comptes sur les comptes consolidés.

En exécution de la mission qui nous a été confiée par votre assemblée générale, nous avons procédé au contrôle des comptes consolidés de la société Accor relatifs à l'exercice clos le 31 décembre 2004, tels qu'ils sont joints au présent rapport.

Les comptes consolidés ont été arrêtés par le directoire. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

I. Opinion sur les comptes consolidés. — Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes consolidés sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

II. Justification des appréciations. — En application des dispositions de l'article L. 225-235 du Code de commerce relatives à la justification de nos appréciations, nous portons à votre connaissance les éléments suivants :

Les notes 1.D.5 et 1.D.3 de l'annexe exposent les règles et méthodes comptables relatives d'une part à la valeur d'inventaire des immobilisations corporelles et incorporelles, et d'autre part au traitement des contrats de [illegible]

du groupe conformément aux normes professionnelles applicables en France. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Neuilly, le 1er avril 2005.

Les commissaires aux comptes :

Barbier Frinault & Autres, Ernst & Young : CHRISTIAN CHOCHON ;

Deloitte & Associés : ALAIN PONS.

B. — Comptes sociaux.

I. — Bilan au 31 décembre 2004.
(En milliers d'euros.)

Actif	Notes	Décembre 2002 Net	Décembre 2003 Net	Décembre 2004 Net
Actif immobilisé :				
Immobilisations incorporelles :				
Frais d'établissement	2, 3, 4			285
Licences, marques, droits et valeurs simi-				

Actif	Notes	Décembre 2002 Net	Décembre 2003 Net	Décembre 2004 Net
Installations techniques, matériel et outillage industriels	2, 4	7 401	5 744	4 866
Autres immobilisations corporelles	2, 4	50 070	45 665	43 635
Immobilisations corporelles en cours	2	616	114	254
Avances et acomptes	2	209	1 107	13 919
Total immobilisations corporelles		127 643	112 041	116 705
Immobilisations financières :				
Participations	2, 6, 7, 16	4 608 862	5 049 581	5 583 845
Créances rattachées à des participations	2, 7, 11, 16, 19	2 280 064	1 311 177	776 424
Autres titres immobilisés	2, 6, 7, 16	522	11 404	11 116
Prêts	2, 7, 11, 19	149 389	198 412	131 438
Autres immobilisations financières	2, 7, 19	75 282	86 019	80 610
Total immobilisations financières		7 114 119	6 656 593	6 583 433
Total actif immobilisé		7 350 307	6 880 256	6 803 695
Actif circulant :				
Stocks et en-cours :				
Matières premières et autres approvisionnements				
Marchandises	7	295	419	48
Avances et acomptes versés sur commandes	5, 12	192	788	869
Créances :				
Clients et comptes rattachés	5, 7, 11, 16, 19	140 717	153 286	170 735
Autres créances	5, 7, 11, 16, 19	604 861	676 585	876 209
Valeurs mobilières de placement	8, 11	382 851	370 817	901 206
Disponibilités	11	100 882	97 597	109 631
Total actif circulant		1 229 798	1 299 492	2 058 698
Comptes de régularisation :				
Charges constatées d'avance	19	9 867	4 828	5 118
Charges à répartir sur plusieurs exercices	9	46 889	49 181	41 276
Prime de remboursement des obligations	15	2 718	1 966	1 218
Ecarts de conversion actif	10	94 110	68 222	48 533
Total comptes de régularisation		153 584	124 197	96 145
Total actif	1	8 733 689	8 303 945	8 958 538

Passif	Notes	Décembre 2002 Net	Décembre 2003 Net	Décembre 2004 Net
Capitaux propres :				
Capital	13	597 776	597 779	620 132
Primes d'émission, de fusion	13	1 807 690	1 807 719	2 075 595
Réserve légale	13	61 617	61 617	61 617
Réserves réglementées	13	77 707	77 707	77 707
Autres réserves	13	45 019	45 019	45 019
Report à nouveau	13	529 227	609 786	525 601
Résultat de l'exercice	13	337 244	178 462	221 467

Passif	Notes	Décembre 2002 Net	Décembre 2003 Net	Décembre 2004 Net
Provisions pour charges	7	15 876	27 313	37 396
Total provisions pour risques et charges		54 731	74 014	99 509
Dettes :				
Emprunts obligataires convertibles	12, 15, 18, 19	573 795	1 193 733	1 204 518
Autres emprunts obligataires	12, 18, 19	1 590 387	1 590 323	1 590 389
Emprunts et dettes auprès des établissements de crédit	11, 12, 18, 19	216 991	148 510	284 992
Emprunts et dettes financières diverses	12, 16, 18, 19	2 155 964	1 245 430	1 500 020
Avances et acomptes reçus sur commandes en cours		791	361	238
Dettes fournisseurs et comptes rattachés	12, 16, 19	54 903	70 514	97 182
Dettes fiscales et sociales	12, 19	51 040	64 404	59 569
Dettes sur immobilisations et comptes rattachés	19	4 018	1 772	672
Autres dettes	12, 19	15 156	17 733	5 546
Total dettes		4 663 045	4 332 780	4 743 126
Comptes de régularisation :				
Produits constatés d'avance	19	337	161	99
Ecarts de conversion passif	10	91 179	57 715	33 604
Total comptes de régularisation		91 516	57 876	33 703
Total passif	1	8 733 689	8 303 945	8 958 538

II. — Compte de résultat au 31 décembre 2004.

(En milliers d'euros.)

	Notes	Décembre 2002	Décembre 2003	Décembre 2004
Produits d'exploitation :				
Ventes de marchandises		417	50	0
Production vendue (biens et services)		486 129	503 930	529 043
Chiffre d'affaires net	20	486 546	503 980	529 043
Production immobilisée		5 376	5 767	1 337
Subventions d'exploitation		47	145	295
Reprises/Amortissements et provisions, transferts de charges		16 382	16 700	10 777
Autres produits		2 126	12	98
Total des produits d'exploitation		510 477	526 604	541 550
Charges d'exploitation :				
Achats de marchandises		13 768	13 463	1 954
Variation de stock		−238	−123	371
Achats de matières premières et autres approvisionnements		123	101	99
Variation de stock				
Autres achats et charges externes	17	371 168	303 418	330 956
Impôts, taxes et versements assimilés		10 291	13 659	13 153
Salaires et traitements		[illegible]	[illegible]	[illegible]

	Notes	Décembre 2002	Décembre 2003	Décembre 2004
Sur actif circulant : dotations aux provisions		4 484	4 329	4 635
Pour risques et charges : dotations aux provisions		4 674	20 183	14 225
Autres charges		3 809	44 138	2 144
Total des charges d'exploitation		526 622	556 318	537 901
Résultat d'exploitation		– 16 145	– 29 714	3 649
Perte supportée ou bénéfice transféré		610	620	618
Produits financiers :				
De participations	16	587 013	421 578	388 833
D'autres valeurs mobilières et créances de l'actif immobilisé		8 941	13 498	7 661
Autres intérêts et produits assimilés	16	106 234	99 064	98 839
Reprises sur provisions et transferts de charges		115 636	88 424	53 698
Différences positives de change		13 609	25 151	8 137
Produits nets sur cessions de valeurs mobilières de placement				
Total des produits financiers		831 433	647 715	557 168
Charges financières :				
Dotations aux amortissements et aux provisions		331 888	196 320	229 660
Intérêts et charges assimilées	16	308 415	284 694	292 584
Différences négatives de change		10 953	15 852	3 200
Charges nettes sur cessions de valeurs mobilières de placement				
Total des charges financières		651 256	496 866	525 444
Résultat financier		180 177	150 849	31 724
Résultat courant avant impôts	23	164 642	120 515	34 755
Produits exceptionnels :				
Sur opérations de gestion		645	585	753
Sur opérations en capital		164 741	73 067	814 930
Reprises sur provisions et transferts de charges		1 991	18 565	66 224
Total des produits exceptionnels		167 377	92 217	881 907
Charges exceptionnelles :				
Sur opérations de gestion		3 252	1 063	1 639
Sur opérations en capital		24 459	63 326	748 933
Dotations aux amortissements et aux provisions		1 553	515	1 052
Total des charges exceptionnelles		29 264	64 904	751 624
Résultat exceptionnel	25	138 113	27 313	130 283
Participation des salariés aux fruits de l'expansion				
Impôts sur les bénéfices	23	– 35 709	– 30 634	– 56 429
Total des produits		1 509 287	1 266 536	1 980 625
Total des charges		1 171 434	1 088 074	1 759 158
Bénéfice ou perte		337 853	178 462	221 467

Note 1. – Règles et méthodes comptables.

Les conventions générales comptable sont été appliquées, dans le respect du principe de prudence, conformément aux hypothèses de base qui ont pour objet de fournir une image fidèle de l'entreprise :

— Continuité de l'exploitation ;
— Permanence des méthodes comptables d'un exercice à l'autre ;
— Indépendance des exercices.

La méthode de base, retenue pour l'évaluation des éléments inscrits à l'actif du bilan, est celle selon les cas, du coût historique, de la valeur d'apport, de la valeur réévaluée.

Les principales méthodes utilisées sont les suivantes :

a) Les immobilisations incorporelles. — Les immobilisations incorporelles acquises figurent au bilan à leur coût d'acquisition.

Les frais d'établissement sont amortis sur 5 ans.

Les droits au bail, les fonds de commerce et les marques ne sont pas amortis. Ils font l'objet d'une appréciation régulière lors de survenance d'éléments susceptibles de remettre en cause leur valeur. Lorsque leur juste valeur fondée sur les critères ayant prévalu lors de leur acquisition s'avère inférieure de façon durable à leur valeur nette comptable, une provision pour dépréciation est constituée.

Les logiciels sont amortis entre 2 et 4 ans, selon leur durée probable d'utilisation.

b) Les immobilisations corporelles. — Les immobilisations corporelles sont évaluées à leur coût d'acquisition et les amortissements pour dépréciation sont calculés suivant le mode linéaire, en fonction de la durée de vie prévue :

— Constructions entre 30 et 45 ans ;
— Agencements et installations entre 5 et 10 ans ;
— Autres immobilisations corporelles entre 3 et 10 ans ;

a et b *bis*) Valeur d'inventaire des immobilisations. — A chaque clôture, la société apprécie s'il existe un indice quelconque de perte de valeur des actifs corporels et incorporels. Si tel est le cas, la société détermine la valeur d'utilité de ces actifs et la compare à leur valeur nette comptable pour calculer une éventuelle dépréciation.

c) Les immobilisations financières. — Les titres de participation sont inscrits au bilan à leur coût d'acquisition.

Les participations et les autres titres immobilisés, lorsque la situation financière le justifie, font l'objet de provisions pouvant aller jusqu' à hauteur de l'actif net détenu, si leur rentabilité future n'est pas assurée.

Pour établir la valeur d'utilité des titres de participation, la société a recours à un ensemble de données composé notamment :

— d'éléments historiques ayant servi à apprécier la valeur d'origine des titres ;
— d'éléments actuels tels que la rentabilité de l'entreprise ou la valeur réelle des actifs sous-jacents ;
— d'éléments futurs correspondant aux perspectives de rentabilité ou de réalisation et aux tendances de la conjoncture économique. L'appréciation de la valeur des titres tient compte en particulier de la maturité de l'activité (par exemple si l'activité est dans une période de lancement, aucune provision n'est constituée si la rentabilité future est assurée).

La dépréciation est enregistrée sur les titres puis sur les comptes courants et ensuite, si nécessaire, une provision pour risque est constituée.

d) Les stocks. — Tous les stocks sont valorisés au prix moyen pondéré. Ils sont dépréciés, s'il y a lieu, à leur valeur probable de réalisation.

e) Les charges à répartir. — Les frais d'acquisition sur immobilisations corporelles ou financières sont amortis sur 5 ans.

Les frais d'émission d'emprunts sont amortis sur la durée de l'emprunt.

Les frais liés au développement de systèmes informatiques sont amortis sur la durée d'utilité des systèmes.

f) Les créances. — Les créances sont valorisées à leur valeur nominale. Une provision pour dépréciation est pratiquée, lorsque la valeur d'inventaire est inférieure à la valeur comptable.

g) Valeurs mobilières de placement. — Les valeurs mobilières sont enregistrées à leur coût d'acquisition. En cas de dépréciation une provision est calculée en fin d'exercice en fonction de la valeur du marché.

h) Provisions réglementées. — Les immobilisations du secteur hôtelier, qui peuvent être amorties fiscalement en mode dégressif, donnent lieu à un calcul d'amortissements dérogatoires pour l'excédent des amortissements fiscaux par rapport aux amortissements économiques calculés en mode linéaire.

i) Provisions pour risques et [illegible]

propre à la France. La société comptabilise linéairement l'intégralité des engagements, déterminés de manière actuarielle, pendant la durée d'acquisition de ces derniers, tout en probabilisant les risques que les salariés quittent l'entreprise avant leur départ en retraite. Le montant comptabilisé en provisions pour charges est égal à la valeur actualisée de l'obligation au titre des prestations définies, majorée ou minorée des écarts actuariels éventuels (qui sont pris en résultat de l'exercice lors de leur survenance).

k) Obligations échangeables. — Les OCEANE (Obligations à option de conversion ou d'échange en actions nouvelles et/ou existantes) donnent la possibilité à l'Emetteur d'attribuer aux obligataires qui demandent la conversion de leurs titres, des actions nouvelles ou des actions déjà existantes prélevées sur l'autocontrôle ou rachetées sur le marché. La société Accor provisionne une prime de remboursement probable au *prorata temporis* sur l'OCEANE émise en mai 2002.

l) Obligations non convertibles. — Les emprunts obligataires non convertibles dont la valeur nominale de l'émission est supérieure au montant encaissé par la société Accor, font l'objet d'une prime d'émission amortie linéairement sur la durée de l'emprunt.

m) Opérations en devises. — Les charges et produits sont enregistrés pour leur contre-valeur à la date de l'opération.

Les dettes, créances et disponibilités en devises sont converties au taux de clôture.

Les différences résultant de cette conversion figurent en compte de régularisation.

Les prêts et emprunts libellés dans une même devise, dont les termes sont suffisamment voisins ne donnent pas lieu à constitution d'une provision pour risque de change.

n) Risques de change. — Lorsque Accor convertit de la trésorerie euros en devises afin de couvrir en partie les besoins de financement de ses filiales étrangères, les risques de change afférents à ces prêts sont couverts par des swaps de devises dont l'échéance concorde avec celle des prêts aux filiales.

o) Impôts sur les sociétés. — Accor bénéficie du régime d'intégration fiscale défini par la loi du 31 décembre 1987. Ce régime permet sous certaines conditions, de compenser les résultats fiscaux des sociétés bénéficiaires par les déficits des autres sociétés. Le régime applicable est celui défini aux articles 223 A et suivants du CGI.

Chaque filiale intégrée dans Accor supporte l'impôt société qui lui est propre. Le boni ou mali de l'intégration fiscale est porté en totalité dans le bilan de la société Accor.

Note 2. – Etat de l'actif immobilisé au 31 décembre 2004.
(En milliers d'euros.)

Rubriques et postes	Valeur brute au début de l'exercice	Acquisitions créations et virements de poste à poste	Cessions, mises hors service et virements de poste à poste	Autres	Valeur brute à la fin de l'exercice
Immobilisations incorporelles :					
Frais d'établissement	0	295	0	0	295
Licences, marques, droits et valeurs similaires ...	82 689	7 446	650	0	89 485
Fonds commercial	62 102			0	62 102
Autres immobilisations incorporelles .	9 121	919	9 412	0	628
Avances et acomptes ..	1 083	559	994	0	648
	154 995	9 219	11 056	0	153 158
Immobilisations corporelles :					
Terrains	7 036			0	7 036
Constructions .	123 883	13 216	18 616	0	118 483
Installations techniques,					

Rubriques et postes	Valeur brute au début de l'exercice	Acquisitions créations et virements de poste à poste	Cessions, mises hors service et virements de poste à poste	Autres	Valeur brute à la fin de l'exercice
Avances et acomptes ..	1 107	13 025	213	0	13 919
	244 742	35 173	25 833	0	254 082
Immobilisations financières :					
Participations .	6 089 141	(1) 663 723	(1) 47 047	(1) 1 377	6 707 194
Créances rattachées à des participations	1 316 085	49 697	606 663	(2) 21 014	780 133
Autres titres immobilisés	12 061	(1) 381	(1) 69		12 373
Prêts........	202 486	36 604	103 788	(2) – 1 591	133 711
Autres immobilisations financières ..	94 657	329	174		94 812
	7 714 430	750 734	757 741	20 800	7 728 223
Total actif immobilisé	8 114 167	795 126	794 630	20 800	8 135 463

(1) Détail de la variation pour un total de 618 365 milliers d'euros dans la note 6.

(2) Extourne des écarts de conversion 2003 et constat des écarts de conversion 2004.

Note 3. – Immobilisations corporelles et incorporelles.

Frais d'établissement. — Il s'agit des frais d'augmentation du capital Accor.

Licences, marques, droits et valeurs similaires. — Il s'agit essentiellement de la valorisation de la marque Novotel et des droits d'utilisation en Asie et en Australie des marques Ibis, Formule 1, Mercure, Novotel et Sofitel.

Fonds commercial et droit au bail. — Il s'agit principalement des fonds de commerce de 64 hôtels Novotel et 5 hôtels Mercure.

Constructions et aménagements. — Il s'agit principalement de constructions et agencements liés à des hôtels, aux locaux des sièges administratifs et du Centre de formation du groupe.

Note 4. – Etat des amortissements au 31 décembre 2004.
(En milliers d'euros.)

Rubriques et postes	Montants au début de l'exercice	Augmentations	Diminutions	Montants à la fin de l'exercice
Immobilisations incorporelles :				
Frais d'établissement....	0	10	0	10
Licences, marques, droits et valeurs similaires...	15 046	5 823	614	20 255
Fonds commercial......	27 307	1 010		28 317
	42 353	6 843	614	48 582
Immobilisations corporelles :				
Agencements et aménagements des terrains....	130	51		181
Constructions	71 378	14 503	14 574	71 307

Note 5. – Créances (1).
(En milliers d'euros.)

	Montants bruts
Avances et acomptes versés sur commandes	869
Clients et comptes rattachés	177 286
Autres créances	960 263
Fournisseurs	9 701
Personnel	124
Organismes sociaux	30
Etat	97 876
Groupe et associés	826 187
Débiteurs divers	26 345
Total	1 138 418

(1) Y compris avances et acomptes versés sur commandes.

Note 6. – Mouvements des titres de participation et autres titres immobilisés en 2004.

Acquisitions ou souscriptions de nouvelles participations	Nombre de titres acquis	Montants (En milliers d'euros)	% de détention au 31/12/04
Sotouso (Sénégal)	137 962	700	(a) 99,99 %
Accor Hôtels Algérie	994	12	(a) 99,40 %
Accor Chile (Chili)	169 277	220	(a) (3) 99,99 %
Accor Hôtels Leisure Spain	450 000	4 500	(a) (3) 100,00 %
Société Investissement France Active	100	10	(3) 0,10 %
Ergonomia (Grèce)	3 391	688	(b) 42,39 %
Académie Accor Services Turquie	7 860	428	(a) (3) 98,25 %
La Falaise de Dinard	30 000	800	8,57 %
Club Méditerranée	5 600 000	252 000	(c) 28,92 %
Coleven	510 341	64 600	(1) 31,51 %
Total		323 958	

Compléments de participation	Nombre de titres acquis	% acquisition	Montants (en milliers d'euros)	% de détention au 31/12/04
S.C.I. Prestige de Schiltighiem	33	1,21 %	61	9,80 %
S.C.I. Prestige de Bordeaux	168	1,68 %	181	98,53 %
SH Toulouse Centre	20 667	13,78 %	1 697	(1) 30,28 %
Lenotre S.A.	477	0,05 %	25	98,05 %
Shopa 2000	0	0,00 %	195	(2) 37,00 %
Avoralp	25 130	0,00 %	1 423	(2) 99,99 %
Société d'Exploitation des Hôtels Suites	1 200	0,26 %	21	98,61 %
Selectour Finances	37 213	0,00 %	930	(3) 45,71 %
Cie du Mont Blanc	14 495	1,96 %	870	(3) 10,96 %
La Thermale de France	100 300	0,00 %	9 286	(2) 99,99 %
Société Touristique de la Pointe du Bout	0	0,00 %	2 403	(2) 99,86 %
Devimco	8	0,02 %	1	99,97 %
Go Voyages	3 000	30,00 %	22 215	(2) 99,93 %
Accor Hôtels Belgium	84 924	13,79 %	14 373	(1) 98,90 %
Holpa (Luxembourg)	290 240	13,62 %	8 707	(a) 51,62 %
Sogecoil (Colombie)	285 000	3,36 %	546	(3) 79,83 %
Hoteles Australes (Argentine)	42 000	0,00 %	42	(2) 100,00 %

Compléments de participation	Nombre de titres acquis	% acquisition	Montants (en milliers d'euros)	% de détention au 31/12/04
Accor Services Formation	35 721	0,00 %	3 572	(3) 98,32 %
Restkupon Spol SRO (Rép. Tchèque)	135	1,00 %	143	96,83 %
Vouchers Services S.A. (Grèce)	450	1,00 %	10	49,79 %
Incentive House Hellias (Grèce)	5 500	7,21 %	55	(3) 67,21 %
Accor Services Pérou	2 348 978	– 32,44 %	348	(3) 65,86 %
Corporate Services SAL (Liban)	146 600	0,00 %	79	(3) 73,30 %
Accor Service S.A. (Roumanie)	3 550	2,00 %	2 024	88,80 %
Seremcol (Colombie)	12 998 619	8,17 %	396	(3) 95,00 %
Lunche Company (Pologne)	16 418	12,21 %	177	(3) 71,97 %
Total			339 887	

Cessions de participation	Nombre de titres cédés	% cession	Valeurs comptables sorties (En milliers d'euros)	% de détention au 31/12/04
S.C.I. Heni	325 050	98,50 %	1 499	0,00 %
Société Hôtelière Casinos de Deauville	229 946	18,96 %	30 497	(4) 0,00 %
Optims	255 200	4,14 %	48	0,00 %
Go Voyages	2	0,02 %	6	(2) 99,93 %
Amorim Hotel e Servicos (Portugal) - Avance statutaire	0	50,00 %	7 145	50,00 %
Hotels Accor de Argentina	80 500	0,16 %	101	99,84 %
Hoteles Australes (Argentine)	517 222	5,00 %	437	(2) 95,00 %
Ismaïlia Tourism (Egypte)	119 350	9,95 %	484	0,04 %
Main Jordan Hotel CY (Jordanie)	706 000	50,00 %	1 053	0,00 %
Selmun Palace (Malte)	118 000	10,00 %	271	0,00 %
Accor Services Participations	35 536	22,30 %	4 306	(1) 77,69 %
Shangai Yagao Meal Service Card CY (Chine)	34 000	1,70 %	38	90,80 %
Beijing Yagao Meal Service Card CY (Chine)	25 500	1,70 %	29	83,30 %
Total			45 914	

Autres mouvements	Nombres de titres cédés	Nombre de titres échangés	Montants (En milliers d'euros)	% de détention au 31/12/04
Divers :				
Accentiv -ex. Profid - (Régularisation)			– 28	99,82 %
Cestaticket Accor Services CA (Venezuela) - Régularisation sur libération de capital			– 12	72,54 %
Accor Services Bulgarie - Régularisation sur libération de capital			– 6	98,30 %
Obligations convertibles :				
Risma - remboursement droits de souscription préférentiels sur obliga-				

Autres mouvements	Nombres de titres cédés	Nombre de titres échangés	Montants (En milliers d'euros)	% de détention au 31/12/04
Coleven		-510 341	-64 600	0,00 %
Accor Hotels Belgium		1 819 720	292 876	99,72 %
Cobefin		-5 104 730	-417 774	0,00 %
Formule 1 Hotels Belgium		-209 087	-5 224	0,00 %
IBIS Hotels Belgium		-334 102	-55 666	0,00 %
Société Exploitation Hotek Polska		540 695	82 415	100,00 %
Accor Polska		-5 219 236	-64 840	0,00 %
Hotek Polska		-82 500	-2 517	0,00 %
Total			433	
Récapitulation :				
Montant des acquisitions			663 845	
Montant des cessions			-45 914	
Montant des autres mouvements			433	
Total des variations des participations			618 364	

(1) % de détention consécutif à une acquisition et avant opération d'une cession, d'une réduction de capital ou fusion, voir cadres suivants.

(2) Nombre de titres acquis consécutivement à une augmentation de capital puis une cession ou une réduction de capital par suppression d'actions ou absorption des pertes.

(3) Souscription partielle ou totale d'actions dans le cadre d'augmentations de capital.

(4) % de détention consécutif à une fusion et avant opération d'une cession, voir cadre précédent.

(a) Acquisition ayant porté la participation à plus de 50 %.

(b) Acquisition ayant porté la participation à plus de 33 1/3 %.

(c) Acquisition ayant porté la participation à plus de 20 %.

(d) Acquisition ayant porté la participation à plus de 10 %.

Note 7. – Etat des provisions au 31 décembre 2004.
(En milliers d'euros.)

Rubriques et postes	Montants au début de l'exercice	Augmentations	Diminutions	Montants à la fin de l'exercice
Provisions réglementées :				
Amortissements dérogatoires	7 963	67	1 257	6 773
	7 963	67	1 257	6 773
Provisions pour risques :				
Pour litiges	5 288	1 191	1 981	4 498
Pour pertes de change	11 177	4 877	353	15 701
Autres provisions pour risques	30 236	16 094	4 416	41 914
	46 701	22 162	6 750	62 113
Provisions pour charges :				
Pour retraites et prestations assimilées	18 784	11 063	253	29 594
Pour impôts	5 437		231	5 206
Pour grosses réparations	155	63		218
Autres provisions pour charges	2 937	2 071	2 630	2 378
	27 313	13 197	3 114	37 396
Provisions pour dépréciation :				
Sur immobilisations incorporelles	1 020			1 020
Sur immobilisations financières (*)	1 057 837	181 546	94 593	1 144 790
Sur marchandises	50			50
Sur comptes clients	7 342	2 510	3 301	6 551
Sur autres créances	69 928	29 074	14 948	84 054
	1 136 177	213 130	112 842	1 236 465

Note 8. – Portefeuille des valeurs mobilières de placement.
(En milliers d'euros.)

Situation au 31 décembre 2004	Montants bruts
Certificats de dépôt	285 051
Sicav	240 646
Fonds communs de placement	375 509
Total	901 206

Les valeurs mobilières de placement n'ont donné lieu à aucune dépréciation (leur valeur de marché est supérieure à leur valeur comptable).

Note 9. – Charges à répartir sur plusieurs exercices.
(En milliers d'euros.)

	Montant net début d'exercice	Augmentations	Dotations	Montant net fin d'exercice
Frais d'acquisition des immobilisations	9	578	9	578
Frais d'émission d'emprunts	14 423	3 924	5 805	12 542
Charges à étaler	34 749	1 454	8 047	28 156
Total	49 181	5 956	13 861	41 276

Les frais d'acquisition sur immobilisations corporelles ou financières sont amortis sur 5 ans.

Les frais d'émission d'emprunts sont amortis sur la durée de l'emprunt.

Les charges à étaler concernent principalement des projets de développement dans les systèmes informatiques (réservation d'hôtels, front office, optimisation des taux d'occupation des chambres...) qui sont amortis sur la durée de leur utilité.

Note 10. – Ecarts de conversion.
(En milliers d'euros.)

Actif	Montants
Diminution des créances	46 972
Augmentation des dettes	1 561
Total	48 533

Passif	Montants
Augmentation des créances	498
Diminution des dettes	33 106
Total	33 604

Note 11. – Produits à recevoir.
(En milliers d'euros.)

Montants des produits à recevoir inclus dans les postes suivants du bilan	Montants
Créances rattachées à des participations	25 124
Prêts	2 555
Clients et comptes rattachés	119 612
Fournisseurs débiteurs	9 448
Etat et autres collectivités publiques	[illegible]

Note 12. – Charges à payer.
(En milliers d'euros.)

Montants des charges à payer inclus dans les postes suivants du bilan	Montants
Emprunt TSDI	192
Emprunts obligataires convertibles	18 518
Autres emprunts obligataires	39 756
Emprunts et dettes auprès des établissements de crédit	9 445
Emprunts et dettes financières divers	5 586
Avances et acomptes reçus sur commandes en cours	238
Fournisseurs et comptes rattachés	77 168
Dettes fiscales et sociales	59 569
Autres dettes	1 767
Total	212 239

Note 13. – Variation des capitaux propres.
(En milliers d'euros.)

Détail des postes	31/12/03	Affectation du résultat 2003	Augmentations de capital	Fusion/Apports	Autres	Résultat au 31/12/04	31/12/04
Capital en nombre d'actions (1)	199 259 550		7 450 959				206 710 509
Capital en valeur	597 779		22 353				620 132
Primes d'émission, d'apport, de fusion	1 807 719		267 876				2 075 595
Réserve légale	61 617						61 617
Réserves réglementées	77 707						77 707
Autres réserves	45 019						45 019
Report à nouveau	609 786	– 89 761			5 576		525 601
Résultat de l'exercice	178 462	– 178 462				221 467	221 467
Subvention d'investissement	6				– 6		0
Provisions réglementées	7 964				– 1 190		6 774
Total capitaux propres	3 386 059	(2) – 268 223	(3) 290 229	0	(4) (5) (6) 4 380	221 467	3 633 912

(1) Valeur nominale de 3 €.
(2) Dont dividendes détachés de 209 223 milliers d'euros et mis en paiement le 17 mai 2004.
(3) Levées d'options au personnel, remboursement de l'emprunt ORANE en actions nouvelles et augmentation de capital réservée au personnel.
(4) Dont dividendes de nos 1 528 731 actions propres pour 1 605 milliers d'euros et affectation du solde du précompte 2003 pour 3 971 milliers d'euros.
(5) Subvention d'équipement du secteur hôtelier pour (6) milliers d'euros.
(6) Amortissements dérogatoires essentiellement du secteur hôtelier pour (1 190) milliers d'euros.

Capital potentiel : au 31 décembre 2004, si toutes les options de souscription du personnel étaient exercées le nombre d'actions Accor serait augmenté de 10 591 554 actions et les capitaux seraient majorés de 395 906 370 €.

Au 31 décembre 2004, la société détient 1 528 731 actions d'autodétention pour une valeur brute de 63 192 milliers d'euros et une valeur nette de 49 317 milliers d'euros.

Note 14. – TSDI reconditionné.

Le 27 décembre 1990, Accor a émis 762 millions d'euros, représentés par 1 000 titres subordonnés à durée indéterminée (TSDI), de 0,76 million d'euros chacun, portant intérêt à un taux variable.

Simultanément, Accor a reversé à une société tierce une indemnité de 170 millions d'euros avec un double effet :

— Cette société s'est engagée à racheter à la fin de la quinzième année les titres du TSDI, aux différents prêteurs, qui se sont engagés à les lui céder ;

— Elle s'est également engagée envers Accor à renoncer dès ce moment à réclamer le principal et les intérêts sur ces titres.

C'est donc la valeur nette de 592 millions d'euros, encaissée à l'origine par Accor, qui a été portée au passif du bilan. Cet emprunt est amorti, chaque année du montant des intérêts non déductibles fiscalement. Les intérêts déductibles fiscalement sont inclus dans les frais financiers.

La subordination signifie la suspension du paiement des semestrialités prévues contractuellement en cas d'exceptionnelles difficultés financières d'Accor, cette suspension donnant droit elle-même à capitalisation d'intérêts jusqu'à la reprise des versements.

Ces titres sont rémunérés par des intérêts pendant quinze ans (taux : Euribor 6 mois + marge).

Le traitement fiscal de cette émission a été reconfirmé à Accor par l'administration début 1993.

Note 15. – Emprunts obligataires.
(En milliers d'euros.)

Obligations à option de conversion et/ou d'échange en actions nouvelles

Amorties par remboursement d'un tiers de la valeur nominale de l'obligation et d'une prime de remboursement assurant au souscripteur initial de l'obligation un taux de rendement actuariel annuel égal à 3,125 %.

— Au 1er janvier 2005 à un prix de remboursement de 58,86 € ;
— Au 1er janvier 2006 à un prix de remboursement de 60,14 € ;
— Au 1er janvier 2007 à un prix de remboursement de 61,47 € ;

Les porteurs d'obligations pourront demander la conversion et/ou l'échange des obligations en actions à compter du 3 mai 2002 selon les modalités suivantes :

— Du 3 mai 2002 au 7 janvier 2005 à raison de 3 actions Accor par obligation convertible ;

— Du 8 janvier 2005 au 7 janvier 2006 à raison de 2 actions Accor par obligation convertible ;

— Du 8 janvier 2006 au 7 janvier 2007 à raison de 1 action Accor par obligation convertible.

La prime de remboursement a fait l'objet d'une provision pour risques et charges de 33 638 milliers d'euros au 31 décembre 2004, celle-ci étant probable mais non certaine.

— OCEANE octobre 2003 :

Date d'émission	24/10/03
Valeur nominale par obligation en euros	40,25
Solde en principal, en milliers d'euros	616 000
Coupons nets courus à ce jour payables le 1er janvier 2005, en milliers d'euros	12 818
Nombre d'obligations en circulation au 31 décembre 2004	15 304 348
Parité de conversion pour 1 obligation	1 action
Taux d'intérêt	1,75 %
Date de remboursement	01/01/08

Les obligations seront remboursées en totalité au pair soit 40,25 € par obligation le 1er janvier 2008.

Les porteurs d'obligations peuvent demander la conversion et/ou l'échange des obligations en actions à compter du 24 octobre 2003 à raison de 1 action pour 1 obligation.

Accor dispose par ailleurs d'une option d'amortissement anticipé permettant la conversion à compter du 1er février 2005

représentant l'écart entre la valeur nominale de l'émission et le montant encaissé par Accor.

Cet écart est compensé par le versement d'un coupon annuel au taux de 5,00 % au lieu de 5,0575 %.

L'amortissement de ces primes d'émission est linéaire sur la durée de chaque emprunt.

Note 16. – Eléments concernant les entreprises liées. (1)
(En milliers d'euros.)

Postes	Montants bruts
Participations	6 062 108
Créances rattachées à des participations	777 647
Autres titres immobilisés	983
Créances clients et comptes rattachés	98 452
Autres créances	824 403
Emprunts et dettes financières divers	1 420 551
Dettes fournisseurs et comptes rattachés	40 928
Produits de participation	384 674
Autres produits financiers	19 741
Charges financières	37 268

(1) Sont considérées comme liées les entreprises intégrées globalement en consolidation.

Note 17. – Crédit bail.
(En milliers d'euros.)

Postes du bilan	Valeur d'origine	Redevances supportées au cours		Dotations aux amortissements		Redevances restant à supporter		
		De l'exercice	Des exercices précédents	De l'exercice	Des exercices précédents	A 1 an au plus	Plus d'1 an et 5 ans au plus	Plus de 5 ans
Immeubles	252 148	20 674	132 632	7 565	41 498	20 206	129 767	155 823

Note 18. – Emprunts et dettes financières ventilés par échéances et devises au 31 décembre 2004.
(En milliers d'euros.)

	31/12/04
Emprunts et dettes financières classés par année d'échéance :	
1°) Emprunts et dettes financières :	
Echéance à un an au plus	1 504 645
Echéance à plus d'un an	
Année + 2	1 618 673
Année + 3	829 716
Année + 4	70 000
Année + 5	556 884
Au-delà	
2°) Papier commercial reclassé en long terme :	
Echéance à plus d'un an	
Echéance à un an au plus	
Total des emprunts et dettes financières	4 579 918
Emprunts et dettes financières classés par devises :	
AED	162
AUD	3 417
EUR	4 211 866
GBP	223 014
HUF	28 239
MXN	83
SEK	59 029
SKK	9 060
USD	45 048
Total des emprunts et dettes financières	4 579 918

Politique de financement. — Au 31 décembre 2004, Accor bénéficie de plusieurs ouvertures de crédit confirmés à plus d'un an, l'enveloppe non utilisée est de 2 819 000 milliers d'euros avec des échéances variant entre les années 2005 et 2009.

Les ressources financières à échéance court terme telles que, billets de trésorerie et crédits spots, que le groupe a l'intention de renouveler, sont reclassées en dettes financières à long terme à concurrence des lignes de

Note 19. – Etat des échéances des créances et des dettes.
(En milliers d'euros.)

Rubriques et postes	Notes	Montants bruts	Echéance à 1 an au plus	Echéance à plus d'1 an
Créances :				
Créances de l'actif immobilisé :				
Créances rattachées à des participations	(6)	780 133	27 617	752 516
Prêts	(1) (6)	133 711	2 784	130 927
Autres immobilisations financières	(5) (6)	94 812		94 812
Créances de l'actif circulant :				
Créances clients et comptes rattachés		177 286	169 981	7 305
Autres créances	(6)	960 263	960 263	
Charges constatées d'avance		5 118	5 118	
		2 151 323	1 165 763	985 560
Dettes :				
Dettes financières :				
Emprunts obligataires convertibles	(2) (4)	1 204 518	208 518	996 000
Autres emprunts obligataires	(2) (4)	1 590 388	161 715	1 428 673
Emprunts et dettes auprès des établissements de crédit	(2) (6)	284 992	260 343	24 649
Emprunts et dettes financières divers	(2) (3) (6)	1 500 020	874 069	625 951
Dettes d'exploitation :				
Dettes fournisseurs et comptes rattachés	(6)	97 182	97 182	
Dettes diverses :				
Dettes fiscales et sociales		59 569	59 569	
Dettes sur immobilisations et comptes rattachés		672	672	
Autres dettes		5 546	5 546	
Produits constatés d'avance		99	99	
		4 742 986	1 667 713	3 075 273

(1) Prêts accordés en cours d'exercice	36 604
Prêts récupérés en cours d'exercice	103 789
(2) Emprunts souscrits en cours d'exercice	433 933
Emprunts remboursés en cours d'exercice	281 667

	Créances de l'actif immobilisé	Dettes financières
CAD	4 326	
CZK	4 597	
DKK	15 228	
EGP	839	
EUR	1 341 325	1 514 142
GBP	– 988	223 014
HUF		28 239
JOD	59	
JPY	30 029	
MXN		83
SEK		59 029
SKK		9 060
USD	464 833	45 048
	1 968 919	1 882 194

Note 20. – Ventilation du chiffre d'affaires hors taxes.
(En milliers d'euros.)

	2003	2004
France :		
Secteur hôtelier	369 255	379 247
Restauration	3 057	2 882
Autres services	38 024	27 392
Total	410 336	409 521
International :		
Secteur hôtelier	69 260	78 878
Autres services	24 384	40 644
Total	93 644	119 522
Total chiffre d'affaires hors taxes	503 980	529 043

Le chiffre d'affaires de la société correspond au montant des ventes de produits et prestations de services liées à l'activité courante. Il s'agit, lorsque les hôtels sont détenus en propriété ou sont exploités via un contrat de location, de l'ensemble des recettes (hébergement, restauration et autres prestations) reçues des clients et lorsque les hôtels sont managés ou franchisés, de la rémunération (honoraires de gestion, redevances de franchise) perçue au titre de ces contrats. Par ailleurs, le chiffre d'affaires est composé de prestations de services diverses facturées aux filiales et à des sociétés non liées. Il comprend également des facturations de contrats de location et de location gérance ainsi que des commissions de cautions sur loyers et emprunts.

Note 21. – Frais de personnel.

Statuts	Effectif rémunéré par l'entreprise
Cadres	963
Agents de maîtrise	309
Employés	138
Apprentis	8
Total	1 418

L'effectif total salarié de la société est de 1 418 dont 124 personnes refacturées à des filiales.

Le montant des jetons de présence alloués aux membres du conseil de surveillance, du comité des comptes et du comité des rémunérations a été de 276 milliers d'euros.

Note 22. — Engagements financiers.

dettes : cet engagement est valorisé à 9 millions d'euros au 31 décembre 2004.

— Dans le cadre des accords signés entre Colony Capital, la famille Barrière et Accor, Colony Capital dispose d'une option de vente de sa participation de 15 % dans le Groupe Lucien Barrière. Parallèlement, Accor dispose d'une option d'achat de cette même participation.

Colony Capital pourra notifier dans les 30 jours suivant la date de clôture de chacun des exercices de la société Groupe Lucien Barrière clos les 31 octobre 2007, 2008 et 2009 leur intention de céder leurs titres, objet de la promesse.

Le prix de la participation de 15 % dans Groupe Lucien Barrière sera déterminé par des experts indépendants sur la base de valorisation de marché. Cette option figure dans les engagements hors bilan au 31 décembre 2004 pour un montant de 140 millions d'euros.

— La participation de 28,9 % dans le capital du Club Méditerranée effectuée en 2004 est assortie d'un complément de prix soumis à la réalisation de résultats futurs du Club Méditerranée au 31 octobre 2006 et 31 octobre 2007. Il s'élève à un montant maximum de 41 millions d'euros et à 550 000 actions Accor.

Les autres engagements se décomposent comme suit :

— Dans le cadre d'un litige fiscal de la société CIWLT, l'administration a mis en recouvrement une partie des redressements pour un montant de 143 millions d'euros. A cet effet, en contrepartie d'un sursis de règlement, Accor a donné une garantie bancaire en août 2004 à l'administration fiscale.

— Des garanties données par Accor sur des emprunts (65 millions d'euros), des lignes de découvert (51 millions d'euros), des passifs de sociétés en nom collectif (335 millions d'euros)

— Des garanties diverses pour 46 millions d'euros.

Note 23. – Impôt sur les bénéfices.

A) Impôt social Accor S.A. — Au titre de l'exercice, la contribution de la société à l'intégration fiscale est une perte de 86,9 millions d'euros au taux courant.

B) Résultat d'ensemble de l'intégration fiscale. — Au titre de l'exercice, l'intégration fiscale a dégagé un boni net de 56,4 millions d'euros dans les comptes de Accor S.A. Le montant des moins-values long terme s'élève à la clôture de l'exercice à 219 millions d'euros.

C) Périmètre d'intégration fiscale. — Accor S.A. intègre fiscalement les 136 filiales suivantes :

— Accentiv (ex Pro Fid) ;
— Accentiv Distribution ;
— Accentiv House ;
— Accentiv Travel (ex Euro TO) ;
— Accor Afrique ;
— Accor Reservation Services ;
— Accor Services France ;
— Accor.Com ;
— Accueil Partenaires ;
— Affiniteam ;
— Avoralp ;
— Bellaplaine ;
— Bellatrix ;
— Belorleans ;
— Blois Centre ;
— CEPIH ;
— Cie de Tourisme Frantour ;
— Cie d'Exploitation Hôtelière de Roissy ;
— Cie hôtelière de Lyon ;
— Corel Luce ;
— Courcelles Miromesnil ;
— CTID ;
— Datel ;
— Delta Hôtel ;
— Devimco ;
— EAP-France ;
— ETAP Hôtels ;
— Exhôtel ;
— Finexhor ;
— Fondotel ;
— Foragora (ex Joffre) ;
— Frandom ;
— Frantour S.A. ;
— Frantour Baie Saint-Raphaël ;
— Frantour TO ;
— Genomer ;
— Gestal ;

— Manotel ;
— Marcq Hôtel ;
— Marinotel ;
— Marlioz ;
— Marquise de Presles ;
— Mercure France Est ;
— Mercure Nord Ouest ;
— MIH ;
— Novobiens ;
— NR Gonesses ;
— OCIM ;
— Paris Clichy ;
— Pargestel ;
— Partal ;
— PIH ;
— Pradotel ;
— Prestige Hôtels ;
— Prestotel ;
— Pullman Océan Indien ;
— Royal Hôtel ;
— Sagefih ;
— Sahra ;
— SAHT ;
— SBPGH ;
— SCEH Bercy ;
— SCHS ;
— SDHE ;
— SEBH ;
— SEHS ;
— SEH Strasbourg ;
— SEORIM ;
— SEPHI ;
— SET ;
— SFPIE ;
— SH Blois Hermitage ;
— SH Bordeaux Aquitania ;
— SH Chammans ;
— SH Chamonix Mt. Blanc ;
— SH Colmar Centre ;
— SH Corse Marina ;
— SH Courbevois-Défense ;
— SH Danton Michelet ;
— SH du Bayle ;
— SH du Belley ;
— SH du Mandinet ;
— SH Egletons ;
— SH Forum ;
— SH Gare de Lyon ;
— SH Grande Motte ;
— SH Nice Napoléon ;
— SH Nouveau Bercy ;
— SH Siblaise ;
— SH Vélizienne ;
— SH Victoria Beaulieu ;
— SHBM ;
— SHEMA ;
— SHPC ;
— SHPS ;
— SIET ;
— Sigest 1 ;
— SIHN ;
— SIP ;
— SISHE ;
— SJHC ;
— SMI ;
— SNPE ;
— Socimotel ;
— Sodetis ;
— Sogepar (ex-Press Club de France) ;
— Soparac ;
— Sophia Antipolis ;
— SPFH ;
— Sphère Investissement 1 ;
— Sphère Investissement 2 ;
— Sphère Investissement 4 ;
— SPIF ;
— SPIM ;
— Société Commerciales des Hôtels Economiques ;
— Société Comtoise Hôtels Brochets ;
— Société Exploitation Gare de l'Est ;
— Société Hôtelière 2 Alpes ;
— Société Hôtel du Gatinais ;
— Société Motels de l'Orléanais ;
— STI ;
— STPB Bakoua ;
— Thalamer ;
— Thermale de France ;
— Tramarine.

Note 24. – Situation fiscale différée.

Le total des dotations et reprises aux provisions de l'année 2004 des filiales faisant partie de l'intégration fiscale Accor se traduit par une reprise de provision nette non déductible de 15,6 millions d'euros soit un allégement de la créance future d'impôt sur les sociétés de 5,2 millions d'euros calculé à 33,1/3 % hors contributions exceptionnelles de 4,8 % assises sur cet impôt.

Note 25. – Résultat exceptionnel.
(En milliers d'euros.)

Le résultat exceptionnel de l'année 2004 avant impôt est de 130 283 milliers d'euros.
Il s'explique principalement par :

	Montant
Plus et moins-values/cessions des immobilisations corporelles et incorporelles	– 4 770
Plus et moins-values/cessions et liquidations des immobilisations financières	70 272
Reprises nettes d'amortissements dérogatoires des parcs hôteliers.	1 190
Reprises nettes de dotations aux provisions pour risques et charges.	108
Dotations exceptionnelles aux amortissements	– 269
Reprises de provisions sur prêts	2 256
Reprises de provisions sur titres de participation	61 887
Divers charges et produits exceptionnels sur opérations de gestion.	– 886
Divers charges et produits exceptionnels sur opérations en capital.	495
Total du résultat exceptionnel	130 283

Note 26. – Principales filiales et participations au 31 décembre 2004.

Filiales et participations	Informations financières	En milliers de monnaie locale		En milliers d'euros							
		Capital	Capitaux propres autres que le capital	Quote-part du capital détenue (En pourcentage)	Valeur comptable des titres détenus		Prêts et avances consentis par la société et non encore remboursés	Montant des cautions et avals donnés par la société	Chiffre d'affaires hors taxes du dernier exercice écoulé	Résultats bénéfice ou (perte) du dernier exercice clos	Dividendes encaissés par la société au cours de l'exercice
					Brute	Nette					

Filiales et participations	Informations financières	En milliers de monnaie locale		En milliers d'euros							
		Capital	Capitaux propres autres que le capital	Quote-part du capital détenue (En pourcentage)	Valeur comptable des titres détenus		Prêts et avances consentis par la société et non encore remboursés	Montant des cautions et avals donnés par la société	Chiffre d'affaires hors taxes du dernier exercice écoulé	Résultats bénéfice ou (perte) du dernier exercice clos	Dividendes encaissés par la société au cours de l'exercice
					Brute	Nette					
SPCA, 5, esplanade Charles de Gaulle, 92000 Nanterre . . .	EUR	17 779	4 610	100,00 %	6 997	6 997	0	0	0	638	0
P.I.H., 2, rue de la Mare Neuve, 91021 Evry	EUR	32 236	14 967	99,99 %	29 263	29 263	31 240	0	4	3 909	11 242
SHTG Montauban, 97190 Gosier.	EUR	957	– 949	99,99 %	8 205	697	1 101	0	8 008	– 813	0
IBL, 33, avenue du Maine, 75015 Paris.	EUR	863 010	177 232	99,99 %	1 051 705	1 051 705	0	0	0	3 548	4 027
S.I.H.N., 2, rue de la Mare Neuve, 91080 Evry	EUR	55 500	2 785	99,99 %	56 241	56 241	0	2	0	867	2 960
Finexhor, 2, rue de la Mare Neuve, 91021 Evry	EUR	18 245	3 526	99,99 %	19 947	19 947	11 543	377	1 747	– 275	213
SDHE, 33, avenue du Maine, 75015 Paris.	EUR	22 500	– 1 894	99,99 %	22 867	22 867	7 016	0	22 723	929	0
SIET, 3/3 *bis*, villa Thoreton, 75015 Paris	EUR	15 603	– 32 088	99,99 %	70 973	0	37 877	0	33 199	– 2 130	0
Frantour, 3/3 *bis*, villa Thoreton, 75015 Paris	EUR	30 493	36 082	99,99 %	104 366	89 366	0	0	9 145	5 163	3 678
SEPHI, 5-8, rue du Bois Briard, 91021 Evry	EUR	8 000	11 601	99,99 %	40 399	40 399	38 696	267	91 073	8 900	15 125
SAHRA, 2, rue de la Mare Neuve, 91000 Evry	EUR	7 854	1 658	99,99 %	7 982	7 982	0	0	3 510	1 203	1 194
SH Bordeaux Aquitania, 2, rue de la Mare Neuve, 91080 Evry	EUR	2 550	5 149	99,99 %	14 885	4 963	0	0	54	3 151	0
Hotexco, 6-8, rue du Bois Briard, 91021 Courcouronnes . . .	EUR	39 071	85 759	99,99 %	12 468	12 468	38 251	55	95 137	6 192	195
Fimaker, 6-8, rue du Bois Briard, 91000 Evry	EUR	1 102	2 218	99,99 %	7 240	7 240	107	0	2 614	– 76	573
La Thermale de France, 2, cours de Verdun, 40101 Dax Cedex	EUR	2 405	– 2 771	99,99 %	10 048	1	2 132	9	14 290	– 1 178	0
Genomer, 2, rue de la Mare Neuve, 91021 Evry	EUR	995	– 449	99,99 %	13 665	565	498	0	1 383	– 18	0
CIE Hôtelière de Lyon, 2, rue de la Mare Neuve, 91021 Evry.	EUR	6 045	558	99,98 %	6 668	6 668	2 576	0	1 590	396	346
CEPIH, 33, avenue du Maine, 75015 Paris.	EUR	688	9 674	99,98 %	11 799	8 504	5 512	0	2 878	3 411	0
Accor.com, 2, rue de la Mare Neuve, 91000 Evry	EUR	522	– 6 253	99,98 %	61 175	0	7 799	0	0	– 2 196	0
Pradotel, 6-8, rue du Bois Briard, 91021 Evry	EUR	447	11 941	99,97 %	7 356	7 356	4 215	14	11 968	– 291	1 174
Prestotel, 2, rue de la Mare Neuve, 91021 Evry	EUR	192	910	99,96 %	6 374	3 374	0	0	733	58	216
Go Voyages, 14, rue de Cléry, 75002 Paris (2)	EUR	150	16 972	99,93 %	53 619	53 619	0	0	228 649	5 954	1 000

Filiales et participations	Informations financières	En milliers de monnaie locale		En milliers d'euros							
		Capital	Capitaux propres autres que le capital	Quote-part du capital détenue (En pourcentage)	Valeur comptable des titres détenus		Prêts et avances consentis par la société et non encore remboursés	Montant des cautions et avals donnés par la société	Chiffre d'affaires hors taxes du dernier exercice écoulé	Résultats bénéfice ou (perte) du dernier exercice clos	Dividendes encaissés par la société au cours de l'exercice
					Brute	Nette					
SCI Prestige de Bordeaux, 2, rue de la Mare Neuve, 91000 Evry	EUR	8 690	– 11	98,53 %	10 577	10 577	0	0	368	– 15	0
Accor Service France, 62, avenue de Saxe, 75738 Paris	EUR	388 037	51 377	98,30 %	411 767	411 767	761	0	55 165	17 225	17 165
Accentiv Travel Villa Thoreton, 75737 Paris	EUR	2 400	814	98,30 %	14 183	3 100	0	198	979	208	0
Lenotre, 44, rue d'Auteuil, 75016 Paris	EUR	2 606	6 439	98,05 %	48 219	30 670	12 446	0	89 757	863	971
SH Bernica Réunion, 97434 Saint-Gilles-les-Bains	EUR	3 283	8 179	96,71 %	8 461	8 461	0	0	6 088	96	0
SH Bas du Fort Novotel Fleur d'épée, 97190 Gosier	EUR	6 536	– 7 716	95,82 %	7 132	0	6 314	2	8 575	– 2 926	0
Accor Afrique, 2, rue de la Mare Neuve, 91000 Evry	EUR	16 048	– 11 594	94,85 %	15 706	10 706	54 001	8	7 466	– 3 665	0
Accor Services Participations, 33, avenue du Maine, 75015 Paris	EUR	11 475	7 301	77,68 %	14 383	14 383	15 093	0	0	251	0
Mercure International Hôtel, 2, rue de la Mare Neuve, 91021 Evry	EUR	54 336	84 616	71,79 %	65 114	65 114	24 123	0	59 338	28 421	15 164
Seorim, 2, rue de la Mare Neuve, 91021 Evry	EUR	31 359	1 915	70,94 %	22 164	22 164	2 068	0	0	703	2 058
b) Filiales étrangères :											
Société d'exploitation Hotek Polska (Pologne) (4)	PLN	270 372	7 897	100,00 %	82 415	82 415	0	0	9 062	1 205	0
Accor Suisse S.A. (Suisse)	CHF	14 300	58 272	100,00 %	25 907	25 907	0	25 925	7 823	7 018	5 634
Novotel Nederland B.V. (Pays-Bas)	EUR	3 086	23 179	100,00 %	16 825	16 825	0	0	22 136	7 239	0
Katerinska Hotel (Tchéquie) (4)	CZK	300 000	116 474	100,00 %	9 125	9 125	4 597	0	18 673	3 445	3 755
Accor Hotel Denmark (Danemark)	DKK	800	– 90 074	100,00 %	8 742	42	15 212	0	12 724	– 8 757	0
Accor UK Ltd (Grande-Bretagne)	GBP	32 530	95 059	100,00 %	92 790	92 790	0	0	0	92 712	0
Sogedetu (République Dominicaine)	DOP	402 642	– 140 676	99,99 %	18 082	6 589	0	0	3 275	– 1 330	0
Novotel Canada Inc. (Canada)	CAD	64 999	– 4 671	99,99 %	25 256	26 256	4 326	0	21 377	3 202	0
Accor Hotel GmbH (Allemagne) (1)	EUR	25 570	50 751	99,98 %	68 725	68 725	25 000	9 963	459 117	– 14 815	0
Société Immobiliaria Hot. de Mexico (Mexique) (4)	MXN	246 628	– 65 600	99,98 %	28 170	17 170	0	0	11 576	– 6 990	0
Marara S.A. (Polynésie)	XPF	160 000	753 568	99,96 %	7 610	7 610	0	100	4 258	– 826	0
Hoteles Accor de Argentina (Argentine)	ARS	51 400	– 12 742	99,84 %	25 758	8 048	7 026	0	5 981	– 1 624	0
Accor Hotel Belgium (Belgique)	EUR	412 222	– 2 457	99,72 %	351 304	351 304	19	1 449	122 042	9 696	4 176
CI des Wagons Lits (Belgique) (4)	EUR	50 676	324 709	99,49 %	1 148 910	502 543	0	143 442	137 090	16 066	12 100
CHP Maeva (Polynésie)	XPF	160 000	148 218	98,92 %	6 688	3 588	1	293	8 511	134	0
Accor TRB (Belgi-											

Filiales et participations	Informations financières	En milliers de monnaie locale		En milliers d'euros							
		Capital	Capitaux propres autres que le capital	Quote-part du capital détenue (En pourcentage)	Valeur comptable des titres détenus		Prêts et avances consentis par la société et non encore remboursés	Montant des cautions et avals donnés par la société	Chiffre d'affaires hors taxes du dernier exercice écoulé	Résultats bénéfice ou (perte) du dernier exercice clos	Dividendes encaissés par la société au cours de l'exercice
					Brute	Nette					
Servicios Ticket (Argentine)	ARS	2 110	60 295	80,00 %	9 646	9 646	0	0	14 564	5 275	3 286
Accor Services Australia (Australie)	AUD	15 000	– 1 630	78,30 %	7 101	7 101	0	0	65	– 7	0
Safari Club Moorea (Polynésie)	XPF	172 000	1 945 918	67,44 %	7 030	7 030	0	67	6 748	– 1 122	0
Sheraton Gezirah le Caire (Egypte)	USD	29 775	7 176	64,93 %	39 779	39 779	0	0	6 551	3 566	3 840
Accor Lodging North America (Etats-Unis)	USD	1 696 285	221 853	62,14 %	984 102	984 102	0	0	0	– 17	0
Cestaticket Accor Services C.A. (Venezuela)	VEB	400 000	34 847 067	54,50 %	8 241	8 241	2 227	0	31 035	14 628	5 507
Holpa (Luxembourg)	EUR	53 245	5 997	51,62 %	36 966	36 966	0	5 000	0	1 836	0
Amorim Hotels Servicos (Portugal)	EUR	14 300	30 530	50,00 %	7 145	7 145	5 320	0	0	2 487	0
Carlson WL Travel (Etats-Unis)	USD	187 746	– 122 806	50,00 %	19 810	19 810	0	0	190 069	– 4 169	0
2. Participations (10 à 50 % du capital détenu par la société) :											
a) Sociétés françaises :											
Golf Médoc Pian Chemin de Courmateau, 33290 Le Pian Médoc-Louens	EUR	411	2 682	44,97 %	7 373	1 253	698	0	1 146	– 647	0
Front de Seine Participation, 61, quai de Grenelle, 75015 Paris (3)	EUR	15 500	– 15 057	40,00 %	6 200	6 200	24 097	0	0	– 3 860	0
Club Méditerranée, 11, rue de Cambrai, 75019 Paris (2)	EUR	77 432	244 454	28,93 %	252 000	252 000	0	0	934 374	– 77 741	0
SHCLB, 35, boulevard des Capucines, 75002 Paris (2)	EUR	321	76 984	34,00 %	318 200	318 200	0	0	23 439	– 4 162	0
b) Sociétés étrangères :											
Risma (Maroc)	MAD	489 077	– 77 799	43,55 %	23 756	23 756	501	0	18 301	– 2 146	0
SH Athènes Centre (Grèce)	EUR	1 796 197	778 154	41,82 %	9 468	7 527	0	392	5 743 688	300 112	0
Dorint AG (Allemaqne) (2)	EUR	25 200	2 182	26,03 %	65 257	50 257	0	0	391 305	– 23 819	0
Tanit International (Tunisie)	TND	60 000	– 6 688	37,50 %	28 933	8 432	0	0	16 986	– 4 294	0
Orbis (Pologne)	PLN	92 154	1 153 145	35,58 %	117 750	117 750	0	0	127 507	11 103	1 269
Sifalberghi (Italie) (4)	EUR	13 000	15 368	30,65 %	9 388	9 388	0	0	83 601	109	916
AAPC (Australie) (4)	AUD	371 330	– 104 455	25,46 %	66 758	66 758	143 159	0	1 943	– 4 979	0
Progetto Venezia (Italie) (1)	EUR	20 750	– 1 621	20,00 %	9 568	9 568	0	0	54	– 443	0
CIE Italienne de Tourisme Holding SpA (Italie) (1)	EUR	51 700	– 1 038	10,00 %	8 985	1 985	0	0	61 448	– 11 660	0
3. Autres titres immobilisés (capital détenu < 10 %) :											
Globalia (Baléares) (2)	EUR	16 894	39 265	2,50 %	6 758	6 758	0	0	7 132	26 593	117
B. Autres filiales et participations dont la valeur d'inventaire n'excède pas 1 % du capital Accor :											
1. Filiales (+ 10 % au moins du capital détenu par la société) :											

Filiales et participations	Informations financières	En milliers de monnaie locale		En milliers d'euros							
		Capital	Capitaux propres autres que le capital	Quote-part du capital détenue (En pourcentage)	Valeur comptable des titres détenus		Prêts et avances consentis par la société et non encore remboursés	Montant des cautions et avals donnés par la société	Chiffre d'affaires hors taxes du dernier exercice écoulé	Résultats bénéfice ou (perte) du dernier exercice clos	Dividendes encaissés par la société au cours de l'exercice
					Brute	Nette					
b) Dans les sociétés étrangères (ensemble)					329	8	25	0			25 075
Total général (note 27)					6 715 987	5 591 381	1 038 838	211 433			317 720
Contrôle comptable :											
Colonne des titres					6 707 194	Ligne CV					
Ligne CU du bilan fiscal					12 373	Ligne BE					
Ligne BD du bilan fiscal											
Total					6 719 567						

(1) Bilans clos au 31 décembre 2003.
(2) Bilans clos au 31 octobre 2004.
(3) Bilans clos au 30 juin 2004.
(4) Bilans provisoires ou non audités.

IV. — Rapport général des commissaires aux comptes sur les comptes sociaux.

En exécution de la mission qui nous a été confiée par votre assemblée générale, nous vous présentons notre rapport relatif à l'exercice clos le 31 décembre 2004 sur :

— le contrôle des comptes annuels de la société Accor, tels qu'ils sont joints au présent rapport ;
— la justification de nos appréciations ;
— les vérifications spécifiques et les informations prévues par la loi.

Les comptes annuels ont été arrêtés par le directoire. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

I. Opinion sur les comptes annuels. — Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes annuels sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.

II. Justification des appréciations. — En application des dispositions de l'article L. 225-235 du Code de commerce relatives à la justification de nos appréciations, nous portons à votre connaissance les éléments suivants :

La note 1.c de l'annexe expose les règles et méthodes comptables relatives à l'évaluation des titres de participation et autres titres immobilisés. Nous avons vérifié le caractère approprié des méthodes comptables décrites et des informations s'y rapportant données dans les notes de l'annexe.

Les appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes annuels pris dans leur ensemble, et ont donc contribué à la formation de notre opinion exprimée dans la première partie de ce rapport.

III. Vérifications et informations spécifiques. — Nous avons également procédé, conformément aux normes professionnelles applicables en France, aux vérifications spécifiques prévues par la loi.

Nous n'avons pas d'observation à formuler sur la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du directoire et dans les documents adressés aux actionnaires sur la situation financière et les comptes annuels.

En application de la loi, nous nous sommes assurés que les diverses informations relatives aux prises de participation et de contrôle, à l'identité des détenteurs de capital ou des droits de vote et aux participations réciproques vous ont été communiquées dans le rapport de gestion.

BAIL INVESTISSEMENT FONCIERE

Société anonyme au capital de 528 663 225 €.
Siège social : Tour Europlaza, 20, avenue André Prothin, 92927 Paris-La Défense Cedex.
339 849 507 R.C.S. Nanterre.

Documents comptables annuels.

A. — Comptes sociaux.

I. — Bilan au 31 décembre 2004.
(En milliers d'euros.)

Actif	31/12/04			01/01/04	31/12/03
	Brut	Amortissements	Net	Net	Net
Capital souscrit non appelé					
Immobilisations incorporelles	37 437	– 10 325	27 112	36 411	31 272
Frais d'établissement					
Frais de recherche et développement					
Concessions, brevets et droits similaires	392	– 304	88	138	138
Goodwill crédit-bail	36 006	– 9 222	26 784	36 006	30 866
Autres immobilisations incorporelles	1 038	– 798	240	267	267
Immobilisations corporelles	2 193 704	– 607 671	1 586 032	1 761 595	1 719 665
Crédit-bail	889 832	– 569 277	320 555	420 228	420 210
Immobilisations de crédit-bail	889 832	– 569 277	320 555	420 228	420 210
Immobilisations en cours	0		0	0	0



File N 82-4672

Press Release

First-Quarter 2005 Revenues :
First quarter 2005 confirms a good overall trend : +5.6%

Paris, April 27th, 2005

(In EUR millions)	2004 reported	2004 IFRS	2005 IFRS	% Change reported	% Change like-for-like*
Hotels	**1,125**	**1,109**	**1,127**	**+1.6%**	**+2.0%**
Services	**121**	**123**	**140**	**+13.2%**	**+11.8%**
Other businesses	352	354	409	+15.6%	+6.6%
Total	**1,598**	**1,586**	**1,676**	**+5.6%**	**+3.8%**

*At constant scope of consolidation and exchange rates

Accor's consolidated revenues rose 5.6% to EUR 1,676 million in the first three months of 2005.

Figures for 2005 have been prepared in accordance with IAS/IFRS. Prior-year comparatives have been restated according to the same standards, with the result that 2004 revenues are EUR11.8 million lower than originally reported under French GAAP. The 5.6% increase in first-quarter 2005 revenues is based on comparable accounting standards.

Revenues were up by 3.8% on a like-for-like basis, i.e. at constant scope of consolidation and exchange rates.

First-quarter performance was shaped by two non-recurring factors:
- February included one less day than in 2004, which reduced revenues for the period by 1.1%.
- In most European countries (but not France), the Easter holidays fell in March rather than in April, as they did in 2004. This trimmed 0.5% off first-quarter revenues.

Excluding these two unusual factors, first-quarter revenues would have been up 5.4% like-for-like.

Despite these two factors that tend to obscure the Company's true performance, business was generally good in the first quarter, especially in the Economy Hotel segment with like-for-like revenues up 3.5% for operations outside of the U.S and revenues up 4.5% in the U.S. The Services business enjoyed remarkable 11.8% growth in revenues. Only the Upscale and Midscale Hotels segment reported marginal growth, of 0.5%.



Upscale and Midscale Hotels

Like-for-like revenues in the Upscale and Midscale segment rose by a modest 0.5%, although the situation varied from one market to another. Revenues were up 8% in the United States, lifted by the increase in average room rates as the upturn in the hotel cycle gained momentum. However, revenues edged back 0.5% in France, in a sluggish economy, and were down 2.7% in the rest of Europe, where the change in the Easter vacation calendar reduced revenues for the period by 3.1%. Note that the one-time calendar effect was offset in the first two weeks of April. Eliminating the impact of Easter vacations and the one less day in February, Upscale and Midscale Hotel revenues in Europe would have been up 1%.

In response, Accor is focusing on more efficiently managing average room rates, successfully raising them in France, for example, by 4% during the quarter.

Economy Hotels

Like-for-like revenues from Economy Hotels rose a strong 3.5% during the quarter, including 4.1% for France. The increase was led by the improvement in average room rates, which rose by 2.8% for the period.

The expansion strategy pursued in Europe, where 24 hotels have opened under the Ibis, Etap Hotel and Formule 1 brands over the past 12 months, helped to drive a 6.7% increase in reported revenues for the segment.

Economy Hotels in the United States

The improvement noted in fourth-quarter 2004 carried over into 2005, as first-quarter revenues rose by 4.5%, including 5.1% for Motel 6 and 3.2% for Red Roof Inn. Revenues per available room (RevPAR) was up by 6.1%, with gains of 6.3% for Motel 6 and of 5.5% for Red Roof Inn. The Red Roof Inn figure includes rooms closed for renovation; when these are excluded, the increase in RevPAR was 7.7%. To date, 74 Red Roof Inn properties have been renovated and RevPAR from those units was up by more than 10%.

Services

Services enjoyed particularly strong demand in first-quarter 2005, with like-for-like revenues increasing by 11.8%. Growth were generally solid across the board, with a 7.6% gain in Europe, led by the development of new products, and a 20.3% surge in Latin America, thanks to an excellent economy.

Recent acquisitions, notably Capital Incentive in the UK and Hungastro in Romania, added 2% to revenue growth.

In all, reported revenues in the Services division were up 13.2% for the quarter.

Travel Agencies

Consolidation of Protravel in France and Maritz in the United States drove a 23.6% increase in travel agency revenues for the period. Like-for-like growth was 8.1%.



Casinos

The major event in the Casinos business was the creation in December 2004 of Groupe Lucien Barrière SAS, which combines the assets of Accor Casinos and Groupe Lucien Barrière. The new company operates 37 casinos and 13 hotels, with full-year revenues of roughly EUR1 billion.

Accor's 30.19% interest in Groupe Lucien Barrière has been proportionally consolidated as from January 1, 2005.

On this basis, first-quarter revenues from the Casinos business totaled EUR76 million, an increase of 42.7% as reported and of 3.9% like-for-like.

Conclusion

The first quarter of 2005 has confirmed the very positive revenue trends in most of our business portfolio:

- Economy Hotels outside of the U.S. up 3.5%
- Economy Hotels in the United States up 4.5%
- Services up 11.8%
- Other businesses up 6.6%

Growth in the Upscale and Midscale Hotels segment was still modest in the first quarter, but April revenues benefit from the change in the Easter vacation calendar. For the full year, Accor is focusing on optimizing average room rate management in the segment.

*****

With 168,000 people in 140 countries, **Accor** is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **hotels**: nearly 4,000 hotels (463,000 rooms) in 90 countries, casinos, travel agencies, and restaurants;
- **services** to corporate clients and public institutions: 19 million people in 34 countries use a broad range of services (food vouchers, people care and services, incentive, loyalty programs, events) engineered and managed by Accor.

Contact

Eliane Rouyer
Director
Investor Relations
Tel : 00 33 (1) 45 38 86 26



First-quarter 2005 revenues

	Revenues Q1 2004 reported	Revenues Q1 2004 IFRS	Revenues Q1 2005 reported	Change 2005/04 reported	Change 2005/04 like-for-like
Hotels					
Upscale and Midscale	646 225	630 510	631 433	0,1%	0,5%
Economy	276 826	275 834	294 400	6,7%	3,5%
Economy US	202 220	202 220	200 753	-0,7%	4,5%
Total Hotels	**1 125 272**	**1 108 564**	**1 126 586**	**1,6%**	**2,0%**
SERVICES	**121 152**	**123 395**	**139 716**	**13,2%**	**11,8%**
Other Businesses					
Travel Agencies	87 714	88 085	108 857	23,6%	8,1%
Casinos	53 341	53 289	76 070	42,7%	3,9%
Restauration	109 504	111 624	118 125	5,8%	4,1%
On-board train services	58 669	58 669	59 638	1,7%	6,2%
Other	42 293	42 563	46 714	9,8%	13,7%
Total other businesses	**351 521**	**354 230**	**409 404**	**15,6%**	**6,6%**
Total Group	**1 597 945**	**1 586 189**	**1 675 705**	**5,6%**	**3,8%**



Hotels RevPAR by segment

HOTELS : RevPAR by segment at March-end 2005 (YTD)	Occupancy Rate		Average room rate	Average room rate	RevPAR	RevPAR (var in %)		
	(in %)	(var in pts)		(var in %)	subsidiaries reported basis (1)	subsidiaries reported basis	subsidiaries like-for-like basis	subsidiaries & managed reported basis
Upscale and Midscale Europe	55,6%	-1,6	92	1,7%	+51,2	-1,1%	-0,7%	-1,6%
Economy Europe	65,9%	-0,3	48	3,1%	+31,6	2,6%	3,1%	2,6%
Economy US (in USD)	61,6%	+1,8	42	2,9%	+25,9	6,1%	5,9%	6,1%

(1) at comparable scope



Hotels RevPAR by country

UPSCALE AND MIDSCALE HOTELS RevPAR by country at March-end 2005 (YTD) (in local currency)	Nomber of rooms (1)	Occupancy Rate (in %)	Occupancy Rate (var in pts)	Average room rate	Average room rate (var in %)	RevPAR subsidiaries reported basis (1)	RevPAR (var in %) subsidiaries reported basis	RevPAR (var in %) subsidiaries like-for-like basis	RevPAR (var in %) subsidiaries & managed reported basis
France	30 302	55,8%	-1,8	100	3,9%	56	0,7%	1,1%	1,1%
Germany	16 204	54,2%	-1,5	74	-0,9%	40	-3,6%	-4,2%	3,9%
Netherlands	3 697	55,5%	+0,6	97	0,4%	54	1,4%	1,4%	4,4%
Belgium	2 230	58,2%	-4,3	99	1,6%	57	-5,4%	-5,4%	-2,5%
Spain	1 891	55,6%	-7,0	95	-9,5%	53	-19,6%	-10,4%	-19,6%
Italy	2 933	51,8%	-1,1	106	-1,6%	55	-3,6%	-0,1%	-3,6%
UK (in £)	5 037	67,9%	-3,2	75	4,9%	51	0,1%	2,4%	0,9%
USA (in $)	3 449	71,1%	+2,0	160	11,4%	114	14,6%	14,6%	14,5%

ECONOMY HOTELS RevPAR by country at March-end 2005 (YTD) (in local currency)	Nombre de chambres (1)	Occupancy Rate (in %)	Occupancy Rate (var in pts)	Average room rate	Average room rate (var in %)	RevPAR subsidiaries reported basis (1)	RevPAR (var in %) subsidiaries reported basis	RevPAR (var in %) subsidiaries like-for-like basis	RevPAR (var in %) subsidiaries & managed reported basis
France	44 563	68,4%	+0,0	42	4,1%	29	4,1%	4,2%	4,1%
Germany	14 879	63,5%	-1,1	51	0,5%	33	-1,2%	-0,5%	-1,6%
Netherlands	2 215	59,8%	-2,1	65	2,3%	39	-1,2%	3,0%	-1,2%
Belgium	2 468	67,0%	+1,4	59	-2,1%	40	0,1%	0,1%	0,1%
Spain	3 201	67,2%	+1,4	48	6,1%	32	8,4%	13,3%	8,4%
Italy	1 156	49,5%	-0,7	76	-11,7%	38	-12,9%	-8,4%	-12,9%
UK (in £)	5 968	71,3%	+0,8	48	3,5%	34	4,6%	5,1%	3,6%
USA (in $)	109 344	61,6%	+1,8	42	2,9%	26	6,1%	6,1%	6,1%

(1) at comparable scope

File N 82-4672

94e année. — N° 53 ISSN 0242-6781 - CPPAP 0103 B 05079 Mercredi 4 Mai 2005

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ÉMISSIONS ET COTATIONS

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SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES

PUBLICATIONS PÉRIODIQUES

(COMPTES ANNUELS, SITUATIONS TRIMESTRIELLES, TABLEAUX D'ACTIVITÉ ET DE RÉSULTATS, CHIFFRES D'AFFAIRES, INVENTAIRES DE PORTEFEUILLES)

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES

ACCOR

Société anonyme au capital de 620 131 527 € divisé en 206 710 509 actions de 3 € nominal.
Siège social : 2, rue de la Mare-Neuve, 91021 Evry Cedex.
602 036 444 R.C.S. Evry.

Chiffre d'affaires premier trimestre 2005.

Le premier trimestre 2005 confirme une bonne tendance d'ensemble : + 5,6 %.
(En millions d'euros.)

	2004 publié	2004 IFRS	2005 IFRS	Variation publiée	Variation comparable (*)
Hôtellerie......	1 125	1 109	1 127	+ 1,6 %	+ 2,0 %
Services.......	121	123	140	+ 13,2 %	+ 11,8 %
Autres activités .	352	354	409	+ 15,6 %	+ 6,6 %
Total Groupe ..	1 598	1 586	1 676	+ 5,6 %	+ 3,8 %

(*) A périmètre et change constants.

Le chiffre d'affaires réalisé par Accor au premier trimestre 2005 s'élève à 1 676 millions d'euros soit une hausse de 5,6 % par rapport à la même période de l'année précédente.

Les données 2005 ont été établies selon les normes comptables internationales (IAS/IFRS) et les données 2004 ont été retraitées selon ces mêmes normes ; ainsi le chiffre d'affaires 2004 a été minoré en norme IAS/IFRS de 11,8 millions d'euros. La progression de 5,6 % est calculée sur une base comptable comparable.

A périmètre et change constants, la progression du chiffre d'affaires est de 3,8 %.

Ce premier trimestre est caractérisé par les deux éléments atypiques suivants :

— d'une part, le mois de février comptait une journée de moins en 2005, ce qui représente un impact négatif de – 1,1 % de chiffre d'affaires sur le premier trimestre ;

— d'autre part, les vacances de Pâques, ont été dans la plupart des pays d'Europe (sauf la France) décalées d'avril en 2004 à mars en 2005, ce qui a eu un impact défavorable de – 0,5 % sur le chiffre d'affaires du premier trimestre.

En neutralisant ces deux éléments atypiques, la progression du chiffre d'affaires à périmètre et change constant sur le premier trimestre 2005 aurait été de 5,4 %.

De manière générale, et malgré ces deux éléments qui perturbent la lisibilité de la performance économique, l'activité à périmètre et taux de change constants de ce premier trimestre a été bonne ; particulièrement dans l'hôtellerie économique, + 3,5 % dans le monde hors Etats-Unis et + 4,5 % aux Etats-Unis à périmètre et change constants ainsi que dans les services qui ont remarquablement progressé (+ 11,8 %). Seuls les hôtels haut et milieu de gamme affichent une faible progression de leur activité (+ 0,5 %).

Hôtellerie haut et milieu de gamme. — A périmètre et taux de change

Dans ce contexte, Accor s'emploie à mettre en place une gestion plus efficace du prix moyen et réussit en France, par exemple, à augmenter ce dernier de 4 % sur le trimestre.

Hôtellerie économique. — Ce segment poursuit une forte croissance de son chiffre d'affaires à périmètre et taux de change constants : + 3,5 % sur la période, dont 4,1 % sur la France. Cette progression résulte surtout de l'amélioration des prix moyens (+ 2,8 % sur le trimestre).

La stratégie de développement poursuivie en Europe (24 hôtels ont été ouverts sous les marques Ibis, Etap Hôtel et Formule 1 au cours des 12 derniers mois) a permis de porter la croissance du chiffre d'affaires de ce segment à 6,7 %.

Hôtellerie économique aux USA. — L'amélioration constatée au quatrième trimestre 2004 se poursuit au premier trimestre 2005, avec un chiffre d'affaires qui augmente de 4,5% : 5,1 % pour Motel 6 et 3,2 % pour Red Roof Inn.

Le RevPar est en hausse de 6,1 % au premier trimestre 2005, avec 6,3 % pour Motel 6 et 5,5 % pour Red Roof Inn. Ce dernier chiffre intègre les chambres fermées pour cause de rénovation. En neutralisant cet effet, le RevPar de Red Roof Inn aurait été en augmentation de 7,7 %. A ce jour, 74 hôtels Red Roof Inn ont été rénovés, pour lesquels le RevPar progresse de plus de 10 %.

Services. — L'activité des services au premier trimestre 2005 a été particulièrement bonne avec une progression de 11,8 % à périmètre et taux de change constants.

De manière générale, les performances furent bonnes : en Europe (+ 7,6 %), sous l'effet notamment du développement des nouveaux produits, et en Amérique latine (+ 20,3 %) grâce à une excellente activité économique.

Les acquisitions récemment réalisées (Capital Incentive en Grande-Bretagne et Hungastro en Roumanie) ont contribué à améliorer le chiffre d'affaires de 2 %.

Au total, le chiffre d'affaires de la division Services progresse de + 13,2 % au cours du premier trimestre 2005.

Agences de voyages. — Le chiffre d'affaires des agences de voyages bénéficie de l'intégration de Protravel en France et de Maritz aux Etats-Unis, faisant croître les ventes de 23,6 % sur le premier trimestre 2005. A périmètre et change constants, la progression est de 8,1 %.

Casinos. — L'événement marquant est la création en décembre 2004 du nouveau groupe Lucien Barrière constitué des actifs de Accor Casinos et de ceux du groupe Barrière. Ce nouvel ensemble, constitué de 37 casinos et 13 hôtels, réalise un chiffre d'affaires de l'ordre de 1 milliard d'euros sur une base annuelle.

A partir du 1er janvier 2005, le groupe Lucien Barrière est consolidé en intégration proportionnelle dans les comptes de Accor à hauteur de 30,19 %.

Sur cette base, le chiffre d'affaires réalisé au premier trimestre de 2005 s'élève à 76 millions d'euros en progression de 42,7 % en données publiées et en progression de + 3,9 % à périmètre et taux de change constants.

Conclusion. — Le premier trimestre 2005 confirme une très bonne tendance pour la majorité de notre portefeuille d'activités :

- Hôtellerie économique hors Etats-Unis : + 3,5 % ;
- Hôtellerie économique USA : + 4,5 % ;
- Services : + 11,8 % ;
- Autres activités : + 6,6 %.

Pour l'hôtellerie haut et milieu de gamme, la croissance a été encore modeste au premier trimestre 2005. Le mois d'avril devrait bénéficier du décalage des vacances de Pâques.

Pour 2005, Accor privilégie une politique d'optimisation de la gestion de ses prix moyens dans ce segment.

Accor, présent dans 140 pays avec 168 000 personnes, est leader européen et groupe mondial dans l'univers du voyage, du tourisme et des services aux entreprises avec ses deux grands métiers internationaux :

— l'hôtellerie : près de 4 000 hôtels (463 000 chambres) dans 90 pays, les casinos, les agences de voyages et la restauration ;

Chiffre d'affaires premier trimestre 2005.

	Premier trimestre				
	CA publié 2004	CA 2004 IFRS	CA publié 2005	CA écart Pub %	CA écart PCC %
Hotellerie :					
Haut et milieu de gamme	646 225	630 510	631 433	0,1 %	0,5 %
Economique	276 826	275 834	294 400	6,7 %	3,5 %
Economique Etats-Unis	202 220	202 220	200 753	−0,7 %	4,5 %
Total hôtellerie	1 125 272	1 108 564	1 126 586	1,6 %	2,0 %
Services	121 152	123 395	139 716	13,2 %	11,8 %
Autres activités :					
Agences de voyages	87 714	88 035	108 857	23,6 %	8,1 %
Casinos	53 341	53 289	76 070	42,7 %	3,9 %
Restauration	109 504	111 624	118 125	5,8 %	4,1 %
Services à bord des trains	58 669	58 669	59 638	1,7 %	6,2 %
Holdings et autres	42 293	42 563	46 714	9,8 %	13,7 %
Total autres activités	351 521	354 230	409 404	15,6 %	6,6 %
Total Groupe	1 597 945	1 586 189	1 675 705	5,6 %	3,8 %

Revpar Hôtelier par segment.

Hotellerie : RevPar par segment à fin mars 2005 (cumul)	Taux d'occupation		Prix moyen	Prix moyen (Var en pts)	RevPar filiales publié	RevPar (var en %)		
	(En %)	(Var en pts)				Filiales seules var publiées	Filiales seules var PCC (1)	Filiales et managés var publiée
Haut et milieu de gammé Europe	55,6 %	−1,6	92	1,7 %	+51,2	−1,1 %	−0,7 %	−1,6 %
Economique Europe	65,9 %	−0,3	48	3,1 %	+31,6	2,6 %	3,1 %	2,6 %
Economique USA (en USD)	61,6 %	+1,8	42	2,9 %	+25,9	6,1 %	5,9 %	6,1 %

(1) A périmètre et change constants.

Hotellerie haut et milieu de gamme : RevPar par pays à fin mars 2001 (cumul) (En monnaie locale)	Nombre de chambres (1)	Taux d'occupation		Prix moyen	Prix moyen (var en %)	RevPar filiales publié	RevPar (var en %)		
		(En %)	(Var en pts)				Filiales seules var publiées	Filiales seules var PCC (1)	Filiales et managés var publiée
France	30 302	55,8 %	−1,8	100	3,9 %	56	0,7 %	1,1 %	1,1 %
Allemagne	16 204	54,2 %	−1,5	74	−0,9 %	40	−3,6 %	−4,2 %	3,9 %
Pays-Bas	3 697	55,5 %	+0,6	97	0,4 %	54	1,4 %	1,4 %	4,4 %
Belgique	2 230	58,2 %	−4,3	99	1,6 %	57	−5,4 %	−5,4 %	−2,5 %
Espagne	1 891	55,6 %	−7,0	95	−9,5 %	53	−19,6 %	−10,4 %	−19,6 %
Italie	2 933	51,8 %	−1,1	106	−1,6 %	55	−3,6 %	−0,1 %	−3,6 %
Royaume-Uni (en £)	5 037	67,9 %	−3,2	75	4,9 %	51	0,1 %	2,4 %	0,9 %
USA (en $)	3 449	71,1 %	+2,0	160	11,4 %	114	14,6 %	14,6 %	14,5 %

Hotellerie économique : RevPar par pays à fin mars 2005 (cumul) (En monnaie locale)	Nombre de chambres (1)	Taux d'occupation		Prix moyen	Prix moyen (var en %)	RevPar filiales publié	Revpar (var en %)		
		(en %)	(var en pts)				Filiales seules var publiées	Filiales seules var PCC (1)	Filiales et managés var publiée
France	44 563	68,4 %	+0,0	42	4,1 %	29	4,1 %	4,2 %	4,1 %
Allemagne	14 879	63,5 %	−1,1	51	0,5 %	33	−1,2 %	−0,5 %	−1,6 %
Pays-Bas	2 215	59,8 %	−2,1	65	2,3 %	39	−1,2 %	3,0 %	−1,2 %
Belgique	2 468	67,0 %	+1,4	59	−2,1 %	40	0,1 %	0,1 %	0,1 %
Espagne	3 201	67,2 %	+1,4	48	6,1 %	[illegible]			



File N 82-4672

CORRECTION

Notice of Meeting

Annual and Extraordinary Shareholders' Meeting[1]
Tuesday, May 3, 2005

TWELFTH RESOLUTION

□ Shareholders are informed that the 1,528,731 shares held in treasury, representing 0.74% of issued capital at December 31, 2004, have been allocated as follows:

- 550,000 shares to the possible additional consideration payable to Caisse des Dépôts et Consignations, in accordance with the contract to acquire 1,500,000 shares of Club Méditerranée.
- 500,000 shares to be purchased on exercise of stock options under Group employee savings plans, or to be granted without consideration to employees and/or officers of the Company and/or the Group, subject, in the latter case, to approval of the twenty third resolution.
- 478,731 shares to regulate the share price through a financial intermediary or investment services provider under a liquidity contract in compliance with a Business Ethics Charter recognized by the *Autorité des marchés financiers.*

□ In addition, to clarify one of the purposes for which Company shares will be acquired, subject to compliance with applicable laws and regulations and in accordance with the practices authorized by the *Autorité des marchés financiers,* the third point of the twelfth resolution has been modified as follows: "to purchase shares for subsequent delivery or exchange, in connection with external growth transactions".

RESOLUTIONS THIRTEEN AND FOURTEEN

Shareholders are informed that the convertible bonds to be issued with suppression of preferential subscription rights of shareholders for the benefit of an identified person, as submitted to shareholder approval, will be issued to ColTime S.àr.l., a Luxembourg company 100%-owned by ColLife S.àr.l., itself controlled by Colony Capital.

In consequence:

□ The thirteenth resolution submitted to your approval has been modified as follows:

- In the second point, on page 26: "decides, in accordance with the provisions of article L.225-138 of the *Code de Commerce,* to suppress the preferential subscription rights of shareholders to the Convertible Bonds **for the benefit of ColTime S.àr.l., a Luxemburg company,** headquartered at 1, rue du Saint-Esprit, L-1475 Luxembourg, which will only be entitled to subscribe for the Convertible Bonds;"
- In the fourth point, on page 27: "acknowledges that this increase of capital will not be taken into account for purposes of the caps provided for in the seventeenth and **twenty first** resolutions;".

□ The fourteenth resolution submitted to your approval has been modified as follows:

- In the second point, on page 36: "decides, in accordance with the provisions of article L.225-138 of the *Code de Commerce,* to suppress the preferential subscription rights of shareholders to the Redeemable Bonds **for the benefit of ColTime S.àr.l., a Luxemburg company,** headquartered at 1, rue du Saint-Esprit, L-1475 Luxembourg, which will only be entitled to subscribe for the Redeemable Bonds;"
- In the fourth point, on page 36: "acknowledges that this increase of capital will not be taken into account for purposes of the caps provided for in the seventeenth and **twenty first** resolutions;".

File N 82-4672
94e année. — N° 44 ISSN 0242-6781 - CPPAP 0103 B 05079 Mercredi 13 Avril 2005

BALO
BULLETIN DES ANNONCES LÉGALES OBLIGATOIRES

ANNEXÉ AU JOURNAL OFFICIEL DE LA RÉPUBLIQUE FRANÇAISE

L'État n'est en aucune façon garant des insertions

DIRECTION DES JOURNAUX OFFICIELS
26, rue Desaix, 75727 PARIS CEDEX 15


JOURNAUX
OFFICIELS

TÉLÉPHONES :
STANDARD 01-40-58-75-00
ANNONCES 01-40-58-76-66
RENSEIGNEMENTS DOCUMENTAIRES .. 01-40-58-79-79
ABONNEMENTS 01-40-58-79-20
(8 H 30 à 12 H 30)

Les Annonces financières obligatoires sur Internet

www.journal-officiel.gouv.fr

SOMMAIRE

ÉMISSIONS ET COTATIONS

VALEURS FRANÇAISES

ACTIONS ET PARTS

BONS D'OPTIONS SUR TITRES ET SUR INDICES

VALEURS ÉTRANGÈRES

BONS D'OPTIONS SUR TITRES ET SUR INDICES

CONVOCATIONS

ASSEMBLÉES D'ACTIONNAIRES ET DE PORTEURS DE PARTS

Pages

ASSEMBLÉES DE PORTEURS DE TITRES PARTICIPATIFS

AUTRES OPÉRATIONS

FUSIONS ET SCISSIONS

Pages

PUBLICATIONS PÉRIODIQUES

(COMPTES ANNUELS, SITUATIONS TRIMESTRIELLES, TABLEAUX D'ACTIVITÉ ET DE RÉSULTATS, CHIFFRES D'AFFAIRES, INVENTAIRES DE PORTEFEUILLES)

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES

Pages

CONVOCATIONS

ASSEMBLÉES D'ACTIONNAIRES ET DE PORTEURS DE PARTS

ACCOR

Société anonyme à directoire et conseil de surveillance au capital de 620 131 527 €.
Siège social : 2, rue de la Mare-Neuve, 91000 Evry.
602 036 444 R.C.S. Evry.

Rectificatif de l'avis de réunion valant convocation paru au *Bulletin des Annonces légales obligatoires* du 25 mars 2005, page 3765 :

— Douzième résolution, au troisième tiret il y a lieu de lire : « conservation et remise ultérieure à l'échange ou en paiement dans le cadre d'opérations de croissance externe. »

— Treizième résolution, au deuxième tiret il y a lieu de lire : « décide, conformément aux dispositions de l'article L. 225-138 du Code de commerce, de supprimer le droit préférentiel de souscription des actionnaires aux obligations convertibles au profit de ColTime Sàrl, société de droit luxembourgeois dont le siège social est au 1, rue de Saint-Esprit, L-1475 Luxembourg, qui aura seule le droit de souscrire les obligations convertibles ; ».
Au quatrième tiret il y a lieu de lire : « constate que cette augmentation ne s'imputera pas sur le plafond prévu aux dix-septième et vingt et unième résolutions ; ».

— Quatorzième résolution, au deuxième tiret il y a lieu de lire : « décide, conformément aux dispositions de l'article L. 225-138 du Code de commerce, de supprimer le droit préférentiel de souscription des actionnaires aux obligations remboursables au profit de ColTime Sàrl, société de droit luxembourgeois dont le siège social est au 1, rue de Saint-Esprit, L-1475 Luxembourg, qui aura seule le droit de souscrire les obligations remboursables ; ».
Au quatrième tiret il y a lieu de lire : « constate que cette augmentation ne s'imputera pas sur le plafond prévu aux dix-septième et vingt et unième résolutions ; ».

85632

AMERICA VALUE

Société d'investissement à capital variable et à procédure allégée, articles L. 214-1 à L. 214-49 du Code monétaire et financier.
Siège social : 117, avenue des Champs-Elysées, 75008 Paris.
423 600 428 R.C.S. Paris.

DEUXIÈME AVIS DE CONVOCATION

L'assemblée générale extraordinaire convoquée le 4 avril 2005 à 10 h 30, dans les locaux de HSBC Private Bank France, 117, avenue des Champs-Elysées, 75008 Paris n'ayant pu délibérer valablement faute de quorum, MM. les actionnaires sont à nouveau convoqués en assemblée générale extraordinaire pour le 15 avril 2005 à 10 h 30 dans les locaux de HSBC Private Bank France, 117, avenue des Champs-Elysées, 75008 Paris à l'effet de délibérer sur le même ordre du jour, soit :

— Lecture du rapport du conseil d'administration ;
— Harmonisation des statuts avec l'instruction de la Commission des opérations de bourse de novembre 2003 relative au prospectus complet des OPCVM et modification corrélative des statuts ;
— Pouvoirs pour l'accomplissement des formalités liées aux modifications statutaires.

Le rapport du conseil d'administration est tenu à la disposition des actionnaires au siège social de la société.
Les actionnaires peuvent participer à l'assemblée quel que soit le nombre plus tard six jours avant la date de l'assemblée. S'il retourne ledit formulaire aux fins de voter par correspondance, il n'aura plus la possibilité de se faire représenter (procuration) ou de participer directement à l'assemblée.
Le formulaire devra être renvoyé de telle façon que la société puisse le recevoir au plus tard trois jours avant la date de l'assemblée.

Le premier avis de réunion a été publié au *Bulletin des Annonces légales obligatoires* du 4 mars 2005.

Le conseil d'administration.

85540

ATLAS FRANCE

Société d'investissement à capital variable.
Siège social : 4, place Vendôme, 75001 Paris.
388 676 330 R.C.S. Paris.

AVIS DE RÉUNION VALANT AVIS DE CONVOCATION

MM. les actionnaire sont informés qu'ils sont convoqués en assemblée générale extraordinaire le 30 mai 2005 à 11 heures, au siège social, à l'effet de délibérer sur l'ordre du jour et le projet de résolutions ci-après :

Ordre du jour.

— Rapport du conseil d'administration sur le projet de fusion ;
— Rapport du commissaire à la fusion sur les modalités de la fusion ;
— Lecture et approbation du projet de fusion ;
— Fixation de la date de réalisation de la fusion ;
— Délégation de pouvoirs donnée au conseil d'administration.

PROJET DE RÉSOLUTIONS

Première résolution. — L'assemblée générale, après avoir entendu la lecture du rapport du conseil d'administration sur le projet de fusion-absorption de la Sicav Atlas France par le FCP Atlas France II, après avoir entendu lecture du rapport du commissaire aux comptes sur les conditions de cette opération,
et après avoir pris connaissance de la convention de fusion signée par les représentants de chacun des organismes, approuve l'opération de fusion-absorption selon les modalités prévues pour son exécution telles qu'énoncées par la convention de fusion, et notamment l'évaluation des apports et la détermination de la parité d'échange.
L'assemblée approuve en conséquence le rapport du conseil d'administration, le rapport du commissaire aux comptes, ainsi que la convention de fusion.

Deuxième résolution. — L'assemblée générale approuve la date de réalisation de la convention de fusion adoptée ci-dessus. En conséquence, la date de la fusion est fixée au 31 mai 2005, sous réserve du fonctionnement normal des marchés et, sinon, dès le jour de la reprise des cotations.

Troisième résolution. — L'assemblée générale donne tous pouvoirs au conseil d'administration en vue de réaliser, sous le contrôle du commissaire aux comptes, les opérations de fusion, et notamment pour procéder à l'évaluation des actifs, établir la parité d'échange des titres, et plus généralement faire tout ce qui sera nécessaire, signer tous actes ou conventions, en vue de la réalisation définitive de la fusion.

Quatrième résolution. — L'assemblée générale décide que, à la date de la fusion, et du seul fait de la réalisation définitive de la fusion et de l'augmentation de capital destinée à rémunérer les apports de la Sicav au FCP Atlas France II, la Sicav Atlas France, société absorbée, se trouvera dissoute de plein droit.
L'assemblée décide qu'il ne sera procédé à aucune opération de liquidation de la société absorbée.

File N 82-4672



Press Release

European Commission Approval Received

Accor's Acquisition of a 28.9% Stake in Club Méditerranée Takes Effect

ORANE bonds to be redeemed by the delivery of 6,965,325 new Accor shares

Paris- October 22, 2004_ Following approval of the transaction by the European Commission, Accor's acquisition of a 28.9% equity interest in Club Méditerranée took effect today. As Club Méditerranée's core industrial shareholder, Accor will help the company pursue its earnings recovery by developing mutually beneficial synergies.

Club Méditerranée's Supervisory Board, in a meeting held on October 22, 2004, coopted Jean-Marc Espalioux, Chairman of the Accor Management Board and CEO, as well as Serge Ragozin, Executive Senior Vice President, International Supports, Jacques Stern, Group Chief Financial Officer, and Pierre Todorov, General Counsel. Mr. Espalioux was also named Chairman of the Board Strategy Committee.

The 28.9% stake in Club Méditerranée, of which 21.2% was held by the Agnelli Group (Exor/Ifil) and 7.7% by Caisse des Dépôts et Consignations, was acquired at a price of €45 per share. Accor financed the transaction through a €279 million ORANE redeemable bond issue carried out in late July.

The ORANE bonds will be redeemed by delivery of 6,965,325 new Accor shares, based on one Accor share per bond, no later than November 8, 2004. Caisse des Dépôts et Consignations has subscribed around 96% of the ORANE issue which will increase its Accor shareholding from 4.5% to 7.5%.

*****

With 158,000 people in 140 countries, **Accor** is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **hotels**: nearly 4,000 hotels (462,000 rooms) in 90 countries, casinos, travel agencies, and restaurants;
- **services** to corporate clients and public institutions: 14 million people in 34 countries use a broad range of services (food vouchers, people care and services, incentive, loyalty programs, events) engineered and managed by Accor.

Contacts

Eliane Rouyer
Director Investor Relations
Tel : +33 (0) 1 45 38 86 26

*Further information on Accor is available on Internet at **accor.com***